SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated July 31, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 31, 2013

Item 1

JAGUAR

LAND ROVER

LAND ROVER

671 TCC

F TYPE

ANNUAL REPORT

2012/2013

02

THE YEAR IN REVIEW

Major new product launches, burgeoning global sales and investment in new facilities were the highlights of 2012/13.

JAGUAR LAND ROVER // 2012/13

Overview Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

HEADLINE FIGURES FOR 2013 FINANCIAL YEAR

REVENUE

£15,784m
Revenue 2013

£13,512m
Revenue 2012

£9,871m
Revenue 2011

PROFIT BEFORE TAX

£1,675m
Profit before tax 2013

£1,507m
Profit before tax 2012

£1,115m
Profit before tax 2011


375
306
241
2013
2012
2011
Retail volume (units, 000s)


2,847
2,430
1,028
2013
2012
2011
Cash (£m)


1,215
1,481
1,036
2013
2012
2011
Profit after tax (£m)


24,913
20,887
17,255
2013
2012
2011
Average number of employees


2,167
1,974
1,382
2013
2012
2011
Debt (£m)


595
958
876
2013
2012
2011
Free cash flow (£m)


2,402
2,027
1,502
2013
2012
2011
EBITDA (£m)


680
456
(354)
2013
2012
2011
Net cash (debt) (£m)


2,048
1,560
900
2013
2012
2011
Product Investment (£m)

ANNUAL REPORT // 03

04

OVERVIEW

02 A year in review

04 Contents

06 Chairman’s statement

08 CEO statement

10 Key figures

12 Awards

14 OUR BRANDS & CARS

16 Jaguar

20 Team Sky

22 Academy of Sport

24 Land Rover & Range Rover

28 Race2Recovery

30 Journey of Discovery

32 TECHNOLOGY & INNOVATION

34 World leaders in aluminium

36 Hybrid technology

38 Design & Engineering

40 A focus on quality

42 SUSTAINABILITY STRATEGY

44 Our approach to sustainability

50 Global carbon offset programme

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

52 CORPORATE RESPONSIBILITY

54 Community Relations

56 Employee volunteering

58 Red Cross

60 Royal Geographical Society

62 Born Free

64 Educating engineers

66 Gender equality programme

68 OUR EMPLOYEES

70 Thriving organisation

72 Greatest assets

74 Loyal workforce

76 Leaders of the future

78 The perfect start

80 Diverse workforce

82 FINANCIAL DISCUSSION

84 CFO’s statement

86 Financial detail

88 Marketing discussion

90 Income statement

92 Cashflow review

94 Indebtedness

96 Risks and mitigating factors

98 Directors’ report

104 Audit report

108 ACCOUNTS

ANNUAL REPORT // 05

06

CHAIRMAN’S

STATEMENT

THIS YEAR I HAD THE GREAT PLEASURE

to assume the role of Chairman of Jaguar Land Rover Automotive PLC. Under the enlightened and inspirational leadership of Mr Ratan Tata, it has evolved from being a large business group operating primarily in India into an even larger institution with a global footprint. Strong foundations have been laid for a culture committed to innovation, quality and collaboration. And thanks to Mr Tata’s uncompromising adherence to a resilient value system, a platform has been created which we can cherish and that evokes pride in all of us.

Jaguar Land Rover is making good progress and is a flagship asset for the Tata Group. As we approach five years of ownership of these iconic British car brands, Jaguar Land Rover has reaffirmed our confidence in the premium car market – and rewarded our commitment to its expansion – by harnessing the opportunities created by rising overall demand for high-performance and luxury off-road vehicles across the world.

In this pursuit of global excellence, Jaguar Land Rover like other Tata Group companies must stay true to its tenets, traditions and heritage. We must harness the collective strength of our Group and continue to recognise the invaluable contribution made by our employees as we look to celebrate even greater success in the future.

Cyrus Mistry Chairman

Jaguar Land Rover Automotive PLC

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

“Strong foundations have been laid for a culture committed to innovation, quality and collaboration.”

ANNUAL REPORT // 07

08

“Jaguar Land Rover is on a path to sustainable growth, we have the necessary building blocks in place to shape our future.”

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

JAGUAR LAND ROVER

is at an exciting juncture in its rich history. During five years of ownership by our nurturing and supportive parent, Tata Motors, we have transformed our business. Today Jaguar Land Rover is the UK’s largest premium automotive manufacturer, representing two of the most iconic British motoring brands.

Our unrelenting focus on design, technology, innovation and quality has seen Jaguar Land Rover reach global consumers in more markets than ever before thanks to its most engaging product line-up, enriched further by the Jaguar F-TYPE and all-new Range Rover.

Our customers are at the heart of everything we do. Our cars are bought not just for what they can do but because they make our customers feel special and we remain committed to exceeding expectations and delivering outstanding customer experience in all areas of our business.

Jaguar Land Rover has a clear vision for its future that can only be realised through investment. During this fiscal year we committed more than £2 billion to product creation, facility and infrastructure investment. From a joint venture with Chery Automotive in China to developing our own range of low-emission engines, our destiny is firmly in our hands and it is a responsibility our senior leadership team takes very seriously.

Our future success also lies with every employee in our business. We strengthened our team with more than 3,000 new hires this year, 10% of which joined our leading apprentice and graduate programmes. Our workforce, together with our supply chain and global dealer network have delivered 374,636 (up 23%) cars to customers around the world receiving more than 100 international awards – that is something for which we must all be incredibly proud.

Demand for our vehicles around the world remains strong. From traditional markets like the UK, US and Europe – where we continue to see challenging trading conditions, to growth economies such as China, Russia and India. We are committed to delivering a range of new and refreshed products driven by advanced sustainable technologies to meet the needs of this diverse and discerning population.

Financially 2013 was a positive year. Revenues rose 17% to £15.8 billion, while underlying earnings jumped by 19% to £2.4 billion, representing a return on sales margin of 15.2%. Pre-tax profits rose 11% to £1.67 billion with free cashflow of £595 million.

Jaguar Land Rover is on a path to sustainable growth, we have the necessary building blocks in place to shape our future. Through a steadfast commitment to delivering cutting edge advances in automotive technology, as showcased in the C-X75 hybrid supercar prototype, Jaguar Land Rover will continue to deliver vehicles which meet the ethical and emotional demands of its customers delivering a truly unique experience synonymous only with our two iconic British brands.

Dr Ralf Speth

Chief Executive Officer

Jaguar Land Rover

CEO’S STATEMENT

ANNUAL REPORT // 09

KEY

MILESTONES 2012/2013

From launching critically-acclaimed new cars to supporting programmes with global impact, it was an action-packed year for the company.

29

June 2012

Land Rover’s most ambitious fundraising project to date, the Journey of Discovery raised £1million for the International Federation of Red Cross and Red Crescent Societies and supported a water and sanitation project in Uganda. The 50-day, 10,000-mile Birmingham to Beijing expedition celebrated the production of the millionth Land Rover Discovery.

26

September 2012

Two new models from Jaguar Land Rover created a stir on their global public debut at the Paris Motor Show. The F-TYPE, an all-new, two-seater sports car, impressed with its clean lines, stunning performance and involving driving experience, while the fourth-generation Range Rover, the world’s first SUV with a lightweight all-aluminium body, blended greater luxury and refinement with enhanced all-terrain performance and handling.

18

November 2012

The foundation stone was laid for a manufacturing facility near Shanghai, China. The joint venture with Chery Automobile Company will manufacture Jaguar Land Rover vehicles and models for a new partnership brand, which will assemble cars tailored specifically for the Chinese market. The £1.15 billion investment includes a new R&D centre and engine production facility.

JOURNEY OF DISCOVERY

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

28

November 2012

The XFR-S - the fastest and most powerful Jaguar sports saloon to date – was unveiled at the Los Angeles Auto Show. The second model in Jaguar’s ultra-high performance R-S range, the XFR-S joins its XKR-S sibling in the exclusive 300km/h club. Developed by the company’s specialist Engineered To Order (ETO) division, it boasts electrifying performance from its 550PS, 5.0-litre supercharged V8 petrol engine.

20

January 2013

Race2Recovery, the Land Rover-sponsored group of injured soldiers fundraising for Forces charities, became the first-ever disabled team to complete the gruelling Dakar Rally, covering 8,570km of harsh terrain from Peru to Chile in two weeks. Besides four Land Rover Defender-based Wildcat vehicles that raced in the Rally, Land Rover provided the 28-strong team with off-road training, parts, Discovery support vehicles and financial support.

26

March 2013

The new Range Rover Sport made its debut with quintessentially British fanfare – driven to the stage at the New York Auto Show by James Bond actor

Daniel Craig. Significantly lighter, more fuel efficient and emitting 15% less CO2, it offers impeccable on-road dynamics and the world’s best all-terrain performance in a superbly crafted package.

ANNUAL REPORT // 11

A YEAR OF MAJOR AWARDS SUCCESS

As well as launching crtically-acclaimed cars, Jaguar Land Rover received a host of major awards for its class-leading products.

RANGE ROVER EVOQUE AWARDED BEST COMPACT

SUV BY AUTO EXPRESS

The Range Rover Evoque was, for the second year running, adjudged Best Compact SUV at the 2012 Auto Express Awards in June. The British magazine’s Editor-in-Chief Steve Fowler said: ‘Last year’s Car of the Year is still the one to beat and easily keeps hold of its Best Compact SUV title.’

LAND ROVER DISCOVERY

IS AUSTRALIA’S BEST CARS

BEST ALL TERRAIN 4WD

The Discovery 4 3.0 SDV6 SE won

Australia’s Best Cars Best All-Terrain

4WD Award for 2012 in November. This is the fourth time in a row that the Discovery 4 has won this award – and eighth consecutive year that the Discovery has won it. ‘This is a 4WD that will take you anywhere, on road or off road, with complete peace of mind and in the lap of luxury,’ said the judging panel.

RANGE ROVER WINS

WHAT CAR? LUXURY

CAR OF THE YEAR

The Range Rover 3.0 TDV6 Vogue SE opened 2013 by bagging this prestigious award from What Car? magazine, the UK’s definitive buying guide. Judges commented: ‘This all-new generation marries all the merits of a 4x4 with those of the finest luxury limos. It can traverse extreme terrain and ferry your family and all its paraphernalia around in lavish comfort and convenience. Few cars offer this breadth of ability.’

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

JAGUAR

JAGUAR IS NUMBER ONE IN J.D. POWER’S 2012 AND 2013 SATISFACTION SURVEYS

Jaguar is the UK’s top automotive brand for the second consecutive year. Data for the 2013 Vehicle Ownership Satisfaction Survey (VOSS), which considers the opinions of over 16,000 UK car owners who rate 116 car models from 28 brands, was analysed by J.D. Power and Associates in partnership with buying guide What Car?, who together identified

Jaguar as Best Brand in the UK for the second successive year.

JAGUAR WINS ACCOLADE AT WALPOLE AWARDS FOR EXCELLENCE

Jaguar won the British Luxury Brand Overseas accolade at the prestigious Walpole Awards for Excellence 2012, which are a highlight in the British luxury calendar. This award is presented to a company judged to have achieved outstanding success in raising its profile and business overseas through export, expanding retail presence, increasing sales and special events.

Previous award winners include Alexander McQueen, Victoria Beckham, the Royal Opera House and other iconic British brands.

JAGUAR F-TYPE DECLARED 2013 WORLD CAR DESIGN OF THE YEAR

The Jaguar F-TYPE scooped the prestigious 2013 World Car Design of the Year. Some 43 cars were considered for the award, this selection being reduced to a shortlist by an advisory panel of design experts before final consideration by the 66 World Car of the Year jury members. Ian Callum, Director of Design, Jaguar, said: ‘The F-TYPE is a sports car that is true to Jaguar’s design values – beauty of line and purity of form – and I’m honoured that the World Car of the Year jury has recognised our work.’

671 TCC

ANNUAL REPORT // 13

OUR BRANDS AND CARS

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

In good hands… the new Range Rover Sport comes to life.

ANNUAL REPORT // 15

F-TYPE LEADS THE JAGUAR NEW MODEL OFFENSIVE

From iconic new sportscars to the ultimate in luxury saloons, Jaguar’s new model offering in 2012/13 set new standards.

JAGUAR LAUNCHED the latest

in a distinctive bloodline of iconic sportscars in 2012 with the unveiling of the stunning new F-TYPE convertible.

Powerful, agile and distinctive, the F-TYPE is a true Jaguar, engineered for high performance and responsive handling. Supercharged V6 and V8 engines, lightweight body construction and advanced driving technologies deliver an experience that is intuitive, instinctive and alive.

The engineering ethos underpinning the F-TYPE is centred on Jaguar’s industry-leading expertise in the use of aluminium. Featuring the most advanced iteration of Jaguar’s acclaimed rigid and lightweight aluminium architecture to date, the F-TYPE has ideally balanced weight distribution that allows its involving rear-wheel drive dynamics to be explored to the full.

Utilising extensive Computer Aided Engineering programmes, the attention to detail involved in the F-TYPE’s creation extended to the development of a new, lighter, aluminium front subframe. In order to maximise the benefits of its advanced structure, the F-TYPE features all-aluminium double wishbone front and rear suspension and a quick-ratio steering rack for ultimate responsiveness. The aluminium architecture has been optimised to provide the stiffest possible underpinnings for the suspension with rigidity gains of more than 30% compared to any other Jaguar application.

Three variants are available - F-TYPE, F-TYPE S and F-TYPE V8 S. Each is distinguished by the power output of its supercharged petrol engine with all models featuring stop/start technology to maximise efficiency. The V6-powered F-TYPE is designed to deliver pure driving pleasure. F-TYPE S adds greater power and an increased range of sophisticated driving technologies, while F-TYPE V8 S provides towering performance and even greater levels of dynamic ability and control.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

ANNUAL REPORT // 17

ALL-WHEEL DRIVE ADDS TO XF AND XJ APPEAL

A new all-wheel drive (AWD) system has been developed by Jaguar for its XF sports saloon and XJ flagship, specifically to increase their capability and versatility in weather conditions in which grip may be compromised. The system has been created in response to customer demand for Jaguars with all the driver involvement and feedback for which the marque is renowned but with the added layer of confidence that AWD provides in low-grip conditions.

The system, developed using Jaguar Land Rover’s expertise in AWD, is based around the new 340PS 3.0-litre V6 supercharged petrol engine, allied to the acclaimed ZF eight-speed automatic gearbox and Jaguar Intelligent Stop/Start system. The new engine is the perfect partner to the AWD system thanks to its high specific output that provides unruffled refinement and smooth, safe power and torque delivery whatever the conditions underfoot.

In order to maintain the essential Jaguar driver appeal the system is rear-wheel drive-biased and has undergone 18 months of extensive cold weather and all-surface testing to ensure that steering integrity and suspension refinement are unaffected. The longitudinal engine installation means Jaguar’s engineers were able to retain the rear axle as the primary drive path, with a multiplate clutch within the transfer case apportioning torque to the front axle as dictated by grip and driver inputs.

The primary benefit of this system is that both the AWD XF and XJ remain every bit as agile and communicative as their rear-wheel drive counterparts with no dilution of steering feel or feedback during spirited driving. In dry road conditions the system will deliver drive predominantly to the rear axle while constantly monitoring grip levels, steering and throttle inputs, allowing it to intervene unobtrusively and almost instantaneously should it detect the possibility of wheel-slip, delivering torque to the front axle as appropriate to maximise traction.

The AWD system dovetails with Jaguar Drive Control to add yet another layer of security and confidence by allowing the driver to select Winter mode. This pre-warns the system that traction may be compromised and causes it to allocate a greater proportion of drive torque to the front axle. Integration with the Dynamic Stability Control and anti-lock braking systems allows each wheel to be braked individually and torque apportioned from side-to-side across each axle to further enhance security.

Offered in appropriate left-hand drive markets only, the sole external differentiation between these and rear-wheel drive XF and XJ models is the addition of ‘3.0 AWD’ badging on the bootlid. The AWD system is available with both standard and long-wheelbase derivatives of the XJ.

JAGUAR 13MY: XJ ULTIMATE

Launched in April 2012, the XJ Ultimate represents the pinnacle of the luxurious, innovative XJ experience with heightened levels of opulence for rear-seat passengers.

The flagship Jaguar XJ ushered in a new interpretation of the company’s established reputation for dramatic design and – with its lightweight aluminium architecture – unrivalled performance. Now, the XJ Ultimate focuses on two further Jaguar hallmarks: innovation and luxury, extending the model’s emotive appeal.

Based on the long-wheelbase XJ, the interior changes applied to the Ultimate focus on the rear accommodation, extending the car’s limousine remit to provide a fully-appointed luxury business class experience for the most discerning of global customers.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

The XJ Ultimate offers the appointments of a private jet in a package to suit a wide range of requirements. A full-length, leather-trimmed centre console separates the two individually tailored rear seats which feature power adjustment, ventilation, massage and lumbar functions. A table, machined from solid aluminium with piano-black and chrome detailing, rises up from the centre console at the touch of a button to provide a working area, its role supplemented by the provision of two iPads® with wireless keyboards that are housed in bespoke leather-trimmed docks.

Switching the focus from business to pleasure is the bespoke champagne chiller mounted between the two rear seats. This cools the bottle to the perfect temperature before 'presenting' it forwards when the chiller is opened. Two specially commissioned champagne flutes reside in a purpose-made cabinet beneath the centre table. A full rear-seat entertainment package with twin headrest screens and wireless headphones completes the experience in combination with a new 20-speaker surround sound system.

To underline its purpose in ensuring that passengers remain cosseted at all times, the XJ Ultimate features revisions to the suspension to optimise rear ride comfort, with no compromise to the car's breadth of dynamic ability.

The exterior detailing of the XJ Ultimate offers discreet clues to the model's figurehead status with sculpted lower air intakes chromed to match the grille, polished stainless steel oval exhaust pipe finishers, unique dual-surfaced alloy wheels and subtle 'Ultimate' badging. The XJ Ultimate was launched with three engine options: Jaguar's 5.0-litre V8 supercharged petrol engine, its powerful and efficient 3.0-litre V6 turbocharged diesel or new 3.0-litre V6 supercharged petrol unit, all driving the rear wheels via an eight-speed transmission.

1,675

Litres of cargo volume in the stunning new XF Sportbrake, which combines seductive design with superb practicality.



JAGUAR 13MY: SPORTBRAKE

In 2012 the new XF Sportbrake took Jaguar's globally acclaimed sporting saloon and extended its versatility and practicality.

The XF Sportbrake is entirely new from the B-pillar backwards, endowing it with a very different aesthetic, exemplified by the tautly-drawn elegance of the side-window line and highlighted by its polished finish. The conjunction of flowing rear window graphic, rising waist and estate roofline lends the XF Sportbrake a dynamic, broad-shouldered stance.

The design-led approach that created the XF Sportbrake's exterior has been achieved in tandem with the goal of maximising practicality. The extended roofline affords rear-seat passengers an additional 48mm of headroom and the seats offer both a 60:40 split fold function and integral ski hatch. Remote-fold levers inside the load-space opening allow the seats to be stowed flat quickly and easily, creating a cargo volume of up to 1675 litres.

Befitting the XF Sportbrake's perfect balance between usability and beauty, it is powered exclusively by Jaguar's range of powerful, refined and efficient diesel engines, driving the rear wheels via an eight-speed automatic gearbox. The 2.2-litre engine is fitted with Jaguar's Intelligent Stop-Start system, while the 3.0-litre V6 is available in two states of tune, with 275PS in the range-topping Diesel S.

Every derivative of the XF Sportbrake is fitted as standard with self-levelling air suspension at the rear to replace the coil springs fitted to the saloon. This system has been developed and tuned by Jaguar's chassis engineers to offer the same linear responses and ensure the XF Sportbrake offers identical dynamic attributes in terms of ride and handling as the saloon while keeping the car level even when fully laden.

ANNUAL REPORT // 19

JAGUAR BACKS TEAM SKY’S RIDE TO TOUR DE FRANCE GLORY

Jaguar’s support of Team Sky Pro Cycling led to incredible success as Sir Bradley Wiggins swept to victory in the Tour de France.

IN APRIL 2012 JAGUAR

announced an exciting new three-year global partnership with Team Sky Pro Cycling, to coincide with the launch of the new XF Sportbrake.

Jaguar’s partnership with Team Sky is effective for Britain’s leading cycling team. The XF Sportbrake provides invaluable support to the team during the races, carrying over £100,000 of cutting-edge cycling equipment on the roof alone. The car also acts as the ‘nerve centre’ of the team on the road, from where all vital strategic and split-second tactical decisions are made.

Team Sky is a professional UCI World Tour team that competes in everything from the one-day classics to stage races and the ‘Grand Tours’. The team’s stated objective was not only to inspire a love of cycling but also to produce a winner of the legendary Tour de France by

£100k

worth of cycling equipment is carried by Team Sky on the roof of each Jaguar XF Sportbrake support car.

2014, and Jaguar was hugely proud to play a part in helping Sir Bradley Wiggins and Team Sky to win the world’s most prestigious cycle race in 2012.

The XF Sportbrake, which was launched at the 2012 Geneva Motor Show, draws on the strengths of the highly successful XF saloon. The car combines the performance and craftsmanship of the award-winning XF along with the space and practicality of a luxury estate, perfectly aligning itself with the needs of the most active of lifestyles.

Team Sky Pro Cycling required a vehicle capable of delivering space, performance and a practical and comfortable environment in which to work and store vital pieces of equipment to allow the team to operate effectively. Its self-levelling air suspension at the rear and substantial 1,675-litre loadspace allowed it to meet Team Sky’s exacting requirements.

Jaguar continues to activate the sponsorship globally and in the UK, largely across the four Grand Tours: the Giro d’Italia, the Tour de France, the Vuelta a España and the Tour of Britain.

JAGUAR LAND ROVER // 2012/13

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SKY

SKY

SKY

PRO CYCLING

ANNUAL REPORT // 21

JAGUAR ACADEMY OF SPORT STRIKES GOLD IN OLYMPIC YEAR

Jaguar’s support of some of Britain’s most promising athletes is supported by Olympic heroes Jessica Ennis-Hill and Sir Chris Hoy.

50

Rising Stars mentored by Dame Kelly Holmes with Jaguar’s support.

THE JAGUAR ACADEMY

of Sport aims to nurture and inspire excellence and we have an incredible line up of sporting legends from Sir Chris Hoy to Sir Steve Redgrave who work with us to achieve our goals. Each year, Jaguar, through Sports Aid, recruits 50 Rising Stars that go through a unique Mentoring and Education Programme delivered by Kelly Holmes Education.

The programme is an integral part of the Academy’s success and provides the Rising Stars with invaluable non-financial support to enhance their overall development and learning, helping them on their journey to fulfilling their sporting dreams. Rising Stars work with the Academy’s Patrons and Ambassadors through tailored workshops and talent days, which are delivered by experts in their fields.

November 2012 saw the Jaguar Academy of Sport Awards. The event, hosted by David Walliams and Kirsty Gallacher at The Savoy, celebrated some of the most inspirational British sporting performances over the past year. Jessica Ennis-Hill was named ‘Most Inspirational Sportswoman of the Year’, while Sir Bradley Wiggins, David Weir and Lord Coe also earnt recognition for their incredible successes in 2012.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Jessica Ennis-Hill was named ‘Most Inspirational Sports Woman of the Year’.

ANNUAL REPORT // 23

24

RANGE ROVER FAMILY REFRESHED IN RECORD SALES YEAR

The new Range Rover launch crowned Land Rover's strongest ever results.

2012/2013 SAW Land Rover launch the fourth generation of the iconic Range Rover.

Unveiled in Paris in September 2012, the all-new Range Rover has been developed from the ground up to provide the ultimate in luxury. Its clean, elegant shape is a fresh interpretation of the car's iconic design cues and while instantly recognisable as a Range Rover, the new vehicle takes a significant step forward with a bold evolution of the much-loved design.

The all-new Range Rover has been engineered to be the most refined, most capable Range Rover ever. With the adoption of the latest body and chassis technologies, the vehicle's all-terrain performance has moved on to another level, both in the breadth and accessibility of its off-road capability and its on-road handling and refinement.

Inspired by aerospace construction, the all-new Range Rover is the world's first SUV with all-aluminum monocoque body structure. It remains strong and rigid but at 39% lighter than the previous generation Range Rover it is far more agile and responsive. Aluminium also absorbs more energy per kilogramme than steel, so the Range Rover is able to withstand punishing off-road impacts and offers improved collision safety.

£370m
Investment in the most advanced aluminium manufacturing facility in the world

The new Range Rover is even more capable off-road, with its advanced lightweight body structure, state-of-the-art suspension and unique Terrain Response® technologies. Its lightweight suspension architecture delivers class-leading wheel travel, exceptional wheel articulation and composure to deal with the toughest conditions.

The new model is built at Jaguar Land Rover's advanced manufacturing facility in Solihull, which has benefited from a £370 million investment in all-aluminium production processes including a state-of-the-art aluminium bodyshop – the largest of its kind in the world – and upgrades to paint-applications technologies, trim assembly and warehousing. In April 2012 the plant moved to three shift production to support the introduction of this exciting new model which directly supports 1000 jobs in design, product development and manufacturing.

In March 2013, the New York Auto Show played host to the global debut of the all-new Range Rover Sport. The all-new Range Rover Sport marks a significant step forward for the model, adopting advanced lightweight vehicle technologies and new powertrains to transform the driving experience for customers seeking the ultimate premium sports SUV.



JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

JBS 768

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

SUCCESS ACROSS THE RANGE

Over the past year every Land Rover model has enjoyed success. The Freelander 2 was given a premium overhaul, delivering even better comfort, convenience and driving enjoyment. New colours, new exterior design features, upgraded equipment levels and the new lightweight and efficient petrol engine all contribute to make this SUV even better.

Land Rover Defender customers seeking a higher level of specification can now enhance their vehicle even further with three additional options and a choice of two new exterior body colours, Barolo Black and Havana. A new premium seat design, upgraded in-car entertainment and four new contrast roof colours are also available customers.

The new Discovery 4 HSE Luxury Limited Edition is probably the most luxurious specification yet offered on the Discovery 4, with striking exterior treatments and colour choices allowing customers to stamp their own personality on the vehicle. The stunning equipment levels are backed up by rugged durability, great performance and high efficiency.

The Range Rover Evoque has asserted itself as Land Rover’s most popular model, selling in excess of 100,000 vehicles in its first full year and sales continuing to show rapid growth worldwide. The new Sicilian Yellow Special Edition offers customers highly desirable styling features which will build on the Evoque’s success and reinforce its global appeal.

GLOBAL EXPANSION FOR LAND ROVER EXPERIENCE

Land Rover Experience gives the opportunity to get behind the wheel of a Land Rover and Range Rover for a unique, adrenaline-fuelled driving session. This allows the driver to experience the sure-footed control, renowned handling and impressive agility of our vehicles first hand. The Land Rover Experience was established in 1989 with the first franchise

100,000+

The number of Range Rover Evoques sold in its first full year of production.

centre opening in 2000. In 2012 there were 34 centres globally, with 40,000 guests between them. The most recent centre opening was in Huzhou, China, in November 2012, and becomes the third experience centre in the country.

Surrounded by tea plantations and bamboo forests, the Land Rover Huzhou Experience centre is the biggest of its kind in East China.

NEW LUXURY CUSTOMER HANDOVER FACILITY

A new luxury customer handover facility at Land Rover’s advanced manufacturing facility in Solihull opened in January 2013. It is the first

Jaguar Land Rover facility of its kind and brings a highly personalised feel to the customer handover experience. An experiential centre evokes the feel of a boutique hotel and gives customers to chance to feel a part of the Land Rover family from the moment they take the keys to their new car.

This facility has been designed to provide customers with the opportunity to come into direct contact with the Land Rover brand. It offers an intimate setting while delivering bespoke and premium experiences using the latest technologies and offers the very highest levels of customer service.

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RALLYING SUPPORT FOR SOLDIERS

Land Rover supported a team of wounded servicemen in their Race2Recovery.

IN JUNE 2012 LAND ROVER

was pleased to announce major sponsorship support for an amateur rally team of wounded soldiers, as they bid to overcome the challenges of their injuries and complete the most gruelling off-road racing challenge in the world. It would be the first entry into the Dakar Rally for an amputee driver and co-driver.

Land Rover’s sponsorship of the Race2Recovery project was designed to enable the 31-strong team to realise their ambition of completing the Dakar Rally in January 2013, while raising money for charities including Help for Heroes that support wounded soldiers in their recovery and rehabilitation.

Land Rover’s support of Race2Recovery included the supply of Land Rover engines for use in the team’s race vehicles, Land Rover Discovery support vehicles, off-road driving training, a favourable spares and parts supply arrangement, plus PR, marketing and financial support. The provision and funding of these resources assisted the team’s logistical and management tasks that would otherwise require a major outlay of funds.

The team became record holders as the first disability team to complete the challenge.

5000

miles in 15 days: the Dakar Rally is a gruelling test of man and machine alike.

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ANNUAL REPORT // 29

30

LAND ROVER'S JOURNEY OF DISCOVERY

Epic journey marks production of one-millionth Land Rover Discovery and raises £1million for the Red Cross.


VX61 CWF

£1m
The amount raised by the 10,000-mile Land Rover Journey of Discovery for the Red Cross in 2012.

THE LAND ROVER 'JOURNEY OF Discovery' in 2012 raised £1million for the International Federation of Red Cross and Red Crescent Societies (IFRC), which has been Land Rover's Global Humanitarian Partner since 2007.

This landmark effort was Land Rover's most ambitious fundraising project to date and supported a much-needed water and sanitation project in Uganda, which will benefit 40,000 people over the next three years.

The project is in addition to the three-year global initiative 'Reaching Vulnerable People Around the World'. This initiative, launched in 2010, provides additional support for IFRC programmes in over 15 countries worldwide.

The 50-day, 10,000-mile 'Journey of Discovery' from Birmingham to Beijing, was one of the most epic and ambitious modern-day overland journeys ever undertaken and celebrated the production of the one-millionth Land Rover Discovery - the world's most capable and versatile SUV.

One year on from Land Rover's 'Journey of Discovery', huge progress has been made in turning that hard cash into a life-changing and life-saving initiative.

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JOURNEY OF DISCOVERY

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TECHNOLOGY

& INNOVATION

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Larger than life: up close with technology at Gaydon’s Virtual Innovation Centre.

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WORLD LEADERS IN LIGHTWEIGHT CONSTRUCTION

Advanced aluminium manufacturing and research into other innovative technologies.

420kg The reduction in weight of the new Range Rover compared to the outgoing model.

JAGUAR LAND ROVER continues to invest in and showcase world-class technology and innovation in lightweight materials and structures. Jaguar Land Rover is already the global leader in the field of weight reduction, currently making four vehicles – the Jaguar XJ and XK, and the all-new Range Rover and Range Rover Sport – using revolutionary all-aluminium bodies which greatly reduce the cars’ weight and thus improve fuel economy. The company’s competency in aluminium construction will be deployed across more of the model range in the future.

The company’s Solihull and Castle Bromwich production facilities are among the most advanced aluminium construction plants in the world and the models that are produced there deliver all the benefits of this aerospace-inspired construction method. The all-new Range Rover, for example, benefits from the latest aluminium body technologies and in becoming the world’s first all-aluminium SUV enjoys a 420kg reduction in weight compared to the outgoing model.

The company recognises the requirement to drive further significant weight reduction in the future. To this end, Jaguar Land Rover is leading a range of advanced research projects, leading to innovations in powertrains and the use of lightweight materials. To further develop capability and capacity for increased innovation in lightweight construction, Jaguar Land Rover is the major OEM partner in the High Value Manufacturing ‘Catapult’ at Warwick Manufacturing Group (WMG).

As a company led by advanced design, engineering and technology, Jaguar Land Rover recognises that customers seek brands that reflect their aspirations for a more sustainable world. It is working towards a low-carbon future by implementing a business-wide roadmap to support its aspiration to become carbon-neutral by 2020.

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ANNUAL REPORT // 35

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THE NEXT STEPS TOWARDS HYBRID TECHNOLOGY

Jaguar Land Rover continues to invest in state-of-the-art powertrains including the latest in hybrid vehicles.

REDUCTION IN VEHICLE weight creates the opportunity to downsize engines for the same or greater levels of performance. As a result Jaguar Land Rover is also investing heavily in the research and development of powertrain technologies that will ensure we possess world-class engines and electrification technology in the medium and long term. Much of this investment is directed towards the development of our own range of next-generation 4-cylinder diesel and petrol engines which will be built in a new state-of-the-art manufacturing facility under construction near Wolverhampton.

Land Rover has also announced its first hybrid products - the new Range Rover and Range Rover Sport. This technology has been specifically developed to achieve the efficiency improvements of hybridisation but with no compromise in all-terrain capability.

89g The incredibly low CO2 output per kilometre of the 220mph C-X75 hybrid supercar.

Looking toward the medium and long-term,

Jaguar Land Rover has developed a number of technology prototypes through collaborative R&D programmes with a range of world-class partners. The Range_e plug-in hybrid demonstrator achieved 89g CO2/km and won the 2011 SMMT

Award For Automotive Innovation.

The C-X75 hybrid supercar prototype was developed in partnership with Williams Advanced Engineering and demonstrates Jaguar Land Rover’s ability to create what is arguably the most technically advanced car ever conceived. Its 1.6-litre engine generates an incredible 502bhp and is matched with 390bhp electric motors that give the C-X75 a 220mph top speed but also an all-electric range of 60 kilometres and emissions below 89g/km.

In addition to these vehicle level projects,

Jaguar Land Rover has a number of collaborative

R&D projects in systems such as electric motors, power electronics and energy storage. JLR is also the lead OEM partner in the UK Energy Storage Centre, developing capability in next-generation battery technology and alternative mobile energy storage.

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TECHNOLOGY AND INNOVATION ROUND-UP

2012 was a year of prestigious awards for innovation in design and engineering.

FROM DESIGN CONCEPT TO AWARD-WINNING PRODUCTS

Jaguar, Land Rover and Range Rover products are world-renowned for iconic design. The realisation of the designer’s original creative intent against a background of functional, legislative, cost and manufacturing requirements is a constant driver for technical innovation across our brands.

In 2012 Jaguar Land Rover’s capability in this area was recognised by the Royal Academy of Engineering when the company won the prestigious MacRobert Award for the many technical innovations that enabled the Range Rover Evoque to combine concept car design with full Range Rover functionality and refinement. The company’s investment in innovation in this area will intensify in the coming years as new technology and materials allow our designers to express themselves in ever more creative ways.

A CONNECTED WORLD

Jaguar Land Rover’s latest models are some of the most sophisticated mass-produced products in the world. They can park themselves, brake automatically in emergencies, safely follow a

£92m Jaguar Land Rover’s investment in an automotive innovation campus at Manufacturing Warwick Group.

queue of traffic, warn the driver of unseen threats and much more. Jaguar Land Rover will continue to invest in technology and innovation to bring ever greater levels of brand and customer-relevant intelligence to our products.

It is clear, though, that there is almost unlimited potential for innovation as these sophisticated products become part of the wider ‘Internet of Things’ – the concept whereby products (and even people) would be permanently connected via the internet. We recognise the potential of connectivity for our products and are investing in the technology, infrastructure, partnerships and internal capability to exploit this potential for the benefit of our customers and company.

LOOKING TO THE FUTURE

Whilst Jaguar Land Rover has demonstrated world-class levels of technology and innovation through its new product launches in 2012/13, it is a growing company with growing ambitions.

Recognising this, Jaguar Land Rover together with Tata Motors European Technical Centre and the UK Government has announced a £92m investment in a National Automotive Innovation

Campus at Warwick Manufacturing Group (WMG) at the University of Warwick.

This new facility will create a state-of-the-art

Technology, Innovation and Education centre for Jaguar Land Rover and its key innovation partners to drive forward on all of the above technology themes and exciting new ones as they emerge. The centre is scheduled for completion in 2016.

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FOCUS ON QUALITY PAYS DIVIDENDS

Jaguar ranks as UK’s top automotive brand, and Land Rover enters top ten for the first time.

THANKS TO JAGUAR Land Rover’s greatly improved focus on quality engineering and design, both brands performed extremely well in the 2013 Vehicle Ownership Satisfaction Survey (VOSS).

Jaguar was, for the second year running, named the number one automotive brand in the UK, a title it originally received in June 2012. Land Rover, in sixth place, is one of the most improved brands, having entered the top ten list of manufacturers for the first time.

Data from the VOSS survey was analysed by J.D Power and Associates, in partnership with UK car buying guide What Car?, who together identified Jaguar as Best Brand in the UK for the second successive year and named Land Rover as their 2013 ‘Star Brand’.

Land Rover has shown consistent steady improvement in the survey, climbing to 6th place from 12th place in 2012 and 14th place in 2011.

Jaguar has also claimed top spot for the XF model in the J.D. Power and Associates/ What Car? survey Executive Car category. The XF – Jaguar’s highest-selling product and the recipient of more than 100 international awards since its launch – has received five-star ratings for performance, service and running costs.

Jaguar UK dealers received commendation in the study, and were reported to be helpful and accommodating as well as providing servicing and repair work at reasonable costs.

The Land Rover Discovery has been the best performing nameplate for Land Rover, climbing 29 places and coming top of its class for reliability. The Land Rover Freelander has also shown improvement, scoring particularly well in terms of ownership experience.

1st place was awarded to Jaguar for the second year running in the ‘Best Brand’ sector of the J.D. Power and Associates/ What Car? 2013 UK owners survey.

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SUSTAINABILITY STRATEGY

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Future perfect:

Jaguar’s C-X75 supercar prototype is a test-bed for innovative technology.

ANNUAL REPORT // 43

A 360-DEGREE APPROACH TO SUSTAINABILITY

Our impact on the environment is at the forefront of our thinking from the moment we develop a concept for a new car.

OUR COMMITMENT TO sustainability ensures that we grow our business responsibly while responding to global trends and stakeholder needs. Our Sustainable Development Policy will help us to ensure that sustainability is embedded at every stage of the life cycle of our products and at all levels of our business and our 2020 Sustainability Roadmap sets out the path we need to follow.

To achieve our sustainability vision, we take a 360-degree approach to sustainability across the lifecycle of our products and operations; from design to daily use and end of life. Our strategy for 2020 comprises of six key themes (see facing page).

WHOLE-OF-LIFE PLANNING

From the moment we develop the concept for a new car, we consider sustainability. We are reducing the environmental and social impacts of our vehicles at every stage of the life cycle, from product design to the end of the vehicle’s life.

The greatest opportunity for us to influence the life cycle impact of a vehicle comes at the design stage, and here we concentrate our efforts on finding ways to reduce future potential impacts. We focus on reducing tailpipe CO2 emissions generated during use by our customers, as well as reducing CO2 emissions from manufacturing.

We design cars that use resources efficiently and can be disposed of and recycled at the end of their life. We are using powertrain efficiencies, aerodynamics and lightweight materials to improve the tailpipe emissions across our existing fleet. We are also exploring hybrid and electric vehicle technologies that could dramatically reduce vehicles emissions in the future.

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Brands & Customers

Engaging our customers and leveraging sustainability through our brands.

Our People

Valuing our employees and embedding sustainability into our decision making.

Products

Sustainable products: Innovating to reduce environmental impacts, including CO2 emissions, over the product lifecycle.

Business Operations

Demonstrating leadership in sustainable business practices in all our activities across the world.

Advancing Knowledge

Through education and partnering to develop the skills and technologies for a sustainable future.

Improving Lives

Improving lives of millions of people through our community and CSR programmes.

Six steps to a 360º approach to sustainability

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We use Life Cycle Assessment (LCA) to quantify the environmental impact of raw material use, production and manufacturing, the customer’s vehicle use, and its disposal at end of life. Once calculated the impact is stated in terms of carbon dioxide equivalent (CO2e), so that the different impacts can be easily compared and analysed.

We have in-house capacity to complete full LCAs for all new vehicles. We follow the international standards ISO 14040, 14044 and

14062 and we gain third-party certification from the Vehicle Certification Agency for full vehicle LCAs. We have completed life cycle assessments for six vehicles including the Jaguar XJ, Range Rover Evoque and the all-new Range Rover.

We are also raising our customers’ and other stakeholders’ understanding of life cycle assessment using an interactive tool that shows the results of the Range Rover Evoque LCA on the ‘Our Planet’ section of the Land Rover website. Our aim is to educate our customers’ in the impact of cars throughout their life cycle. This will become increasingly important as the significance of each life cycle stage changes with the introduction of hybrid and electric vehicle technologies.

OPERATIONAL REDUCTIONS (ENERGY, WASTE & WATER)

Our operations form an important part of our products’ life cycle and minimising the impact from our operations is a key element of our Environmental Innovation strategy (Ei). This is especially important as we increase manufacturing capacity globally to meet growing demand for our vehicles.

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48

Our strategy outlines an ambitious goal, set in 2009, to reduce the environmental footprint from our manufacturing operations, focusing on reducing CO_2 emissions, waste to landfill and water use by March 2013.

Over the last five years we have made significant achievements against our goals driven though a number of initiatives including investment in renewable technologies, continued lean manufacturing solutions and employee engagement. Against the Ei baseline year of 2007, a 21% reduction in operational CO_2 has been achieved despite significant project work to expand our facilities. Water use was reduced by 17% per unit and waste to landfill by 75% per unit versus the 2007 baseline.

Five-year reduction in emissions, water use and waste to landfill


CO2 Performance (tonnes/unit). Total Manufacturing operations
Water Performance (m3/unit). Total Manufacturing operations
Waste to Landfill (kg/unit). Total Manufacturing operations
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
1.9
3.62
15
1.15
3.97
13.18
1.49
4.62
13.34
1.15
3.71
10.89
0.93
3.14
9.51
0.865
2.97
3.73
2007
2008
2009
2010/11
2011/12
2012/13

Going forward we have established our 2020 Sustainability Roadmap, building on the work achieved with the five-year Ei plan and also taking into consideration future global trends and stakeholder requirements. The 2020 Sustainability Roadmap is built around six key strategic areas and focuses on driving carbon neutrality, zero waste and sustainable mobility.

As an example, our advanced new engine manufacturing facility in Wolverhampton is being designed with sustainability embedded throughout, and we have set ourselves the goal of achieving an 'excellent' rating from the BREEAM assessment for sustainable buildings. The building has been designed to minimise energy demand through the use of insulated cladding, to maximise daylight through the roof design, and to harness natural ventilation through the use of automatic louvres. This will reduce the energy needed for lighting and cooling.

CARBON OFFSET PROGRAMME

As part of our carbon management strategy, 100% of all manufacturing assembly CO_2 emissions and approximately 45% of Land Rover global sales (for emissions up to 45,000miles/72,000km) are included in our carbon offset programme. Jaguar customers can also choose to offset vehicle emissions by investing in selected projects through ClimateCare.

Since 2007 we have offset 6.5m tonnes of CO_2 by funding carbon reduction projects in 18 countries. As part of our 2020 strategy, vehicle specific offsetting will cease at 14MY sales with funding redirected to a new, global Corporate Social Responsibility programme designed to improve the lives of 10 million people by 2020.

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www.landrover.com/ourplanet

ANNUAL REPORT // 49

OUR GLOBAL CARBON OFFSET PROGRAMMES

Geographic spread of offset projects supported by Jaguar Land Rover.

Over 6.5m tonnes of CO2 have been offset by Jaguar Land Rover’s funding of carbon reduction projects across the world. This map depicts the size of the offset by country.

Europe

Russia 3.8% Tajikistan Turkey 20% 2%

Africa

Egypt 0.4% Ghana 0.3% Kenya 2% Uganda 4%

Latin America

Argentina 0.4% Brazil 11% Guatemala 0.1% Honduras 1%

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Asia
Cambodia	China	India	Indonesia	Taiwan	Thailand
3%	36%	6%	4%	1%	5%

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CORPORATE SOCIAL RESPONSIBILITY

Finishing touch: Journey of Discovery expedition arrives in Beijing, China.

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COMMUNITY RELATIONS INITIATIVES INTEGRAL TO OUR REPUTATION

Jaguar Land Rover makes a positive impact on society by building excellent community relations and supporting local initiatives.

JAGUAR LAND ROVER believes that sustainability is fundamental to preserving the strong reputation of our brands, securing our licence to operate, delivering profitable growth, and retaining the trust of our stakeholders. It is integral to the way we work across the business.

Jaguar Land Rover strives to create and maintain excellent relations with local and regional communities where the company designs and manufactures. Employee involvement is the cornerstone of business commitment to the social and economic regeneration of communities and Jaguar Land Rover is dedicated to this principle, from board member to shopfloor employee.

Jaguar Land Rover aims to enhance its reputation as a socially responsible company by acting as a good corporate citizen. Making a positive impact on the community takes real commitment and Jaguar Land Rover invests considerable resources in delivering a range of activities to address key issues which affect Jaguar Land Rover and the wider community.

A POSITIVE IMPACT ON SOCIETY

Jaguar Land Rover’s 2020 vision is to drive excellence in sustainability through environmental advances and making a positive impact on society. Jaguar Land Rover has two ambitious global goals to achieve by 2020: to improve the lives of ten million people, and to advance the knowledge of two million young people.

We will be expanding our environmental, humanitarian and education activities to key markets across the world based on the successful programmes we have developed in the UK. These activities will improve people’s skills or personal effectiveness, make positive changes to their behaviours or attitudes and improve people’s quality of life or wellbeing.

With our CSR team, we will ‘improve lives’ by working in partnership with community organisations and carry out employee volunteering projects from building sensory gardens at local schools to creating allotments for local communities. We will ‘advance knowledge’ by engaging young people from across the globe in our ‘Inspiring Tomorrow’s Engineers’ national school STEM programme.

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A chance to win the first new Jaguar XJ helped raise Ł1m for the NSPCC.

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EMPLOYEE VOLUNTEERING

Jaguar Land Rover encourages its employees to engage with the local community. The company works with local authorities and community groups, including Business in the Community’s ‘Cares’, programme to identify initiatives which need support.

Jaguar Land Rover employees volunteer for projects close to its sites in the West Midlands and Merseyside. The company aims to involve at least 6% of the workforce in individual and team volunteering activities. This year we will focus on regeneration, education, young people, charity work and the environment. Each employee spends up to 16 hours of work time on approved team or individual community volunteering projects per year.

As well as helping the local community and strengthening Jaguar Land Rover’s reputation as a responsible business, group projects offer personal development opportunities including the development of leadership and project management skills.

Employees often nominate organisations that they work with in their own time which fosters strong engagement and team building and can lead to longer term personal involvement with community groups. Many team projects involve physical improvements of local

17,000 hours donated by employees towards volunteer projects.

community facilities, such as redecoration of community centres, creating sensory gardens or allotments.

Individual volunteering includes civic duties such as school governors and Justices of the

Peace, while others are Jaguar Land Rover

STEM Ambassadors and act as personal mentors to children or adults. Employees also volunteer to support each site’s Education Business Partnership Centre by helping develop curriculum work or delivering presentations to groups or undertaking work experience placements. Many employees volunteer to assist students with reading, maths, business and engineering related subjects.

Our employees also provide local support to schools specifically delivering engineering activities. Jaguar Land Rover employees work with Lyndon School, located one mile from the Solihull plant, Sidney Stringer Academy, located close to Jaguar Land Rover’s

Advanced Engineering Centre in Coventry and Greenwood Academy opposite the Castle Bromwich plant in Birmigham and have helped with a number of student engagement projects.

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£6.4m The sum donated by Land Rover to Red Cross and Red Crescent programmes around the world since 2007.

AN ENDURING AND LIFE-SAVING PARTNERSHIP

Global partnership with the Red Cross has benefited 680,000 vulnerable people since 2007.

LAND ROVER HAS HAD CLOSE links with the International Federation of Red Cross and Red Crescent Societies (IFRC) since 1954, and its vehicles are used by the IFRC to reach vulnerable people in communities around the world.

In 2010 Land Rover and the IFRC launched a three-year joint global initiative called ‘Reaching Vulnerable People Around the World’. This builds upon Land Rover’s commitment to the IFRC, which has seen the company pledge over £6.4 million in support reaching over 680,000 beneficiaries since 2007.The relationship helps to sustain the IFRC’s life-saving work reaching vulnerable people in communities around the world. It runs across 15 countries, assisting national Red Cross societies and supporting some of the world’s most vulnerable people.

Centrally Land Rover has focussed on two priority humanitarian programmes. In Sierra Leone, a country with one of the highest child mortality rates in the world, Land Rover’s support helped the Red Cross reach remote communities, improve healthcare and access safe water, and promote community cohesion

In China, Land Rover’s support enabled the Red Cross Society of China to reach those people and communities most at risk from HIV.

The company has also donated a variety of equipment to the Red Cross in the UK – including defibrillators for response vehicles and bicycles for first-aid response units.

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HELPING GEOGRAPHERS PUSH THE LIMITS

The Land Rover Bursary helps fund expeditions for those who aim to take a journey beyond their limits.

2007 Launch of the Land Rover bursary for the Royal Geographical Society (with IBG).

THE ROYAL GEOGRAPHICAL

Society (with the Institute of British Geographers) is one of Land Rover’s Brand Partners. Formed in 1830, its Royal Charter of 1859 is for ‘the advancement of geographical science’. Today, it delivers this objective by developing and promoting geographical research through scientific expeditions and fieldwork, education, and public engagement, while also providing geographical input to policy.

The Land Rover Bursary helps the Society to develop new knowledge and advance geographical science by providing funding for geographical research and scientific expeditions. The Land Rover Bursary was first awarded in 2007 and is aimed at those who want to take a journey beyond their limits, for which a Land Rover is an integral part of the expedition. For 2012, the Bursary funding also awarded £30,000 for the first time.

Land Rover’s 2013 Bursary, including the loan of a Land Rover Defender, was awarded to ‘Pole of Cold Expedition’, a team that will chase the onset of winter across northern

Europe, from London to Siberia’s Pole of Cold, the coldest place in the northern hemisphere, to understand how different and remote communities deal with the onset of winter.

‘Land Rover in partnership with RGS/

IBG announced the

2013 bursary winners,

Pole of Cold Expedition.

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The Tiger Tracks programme was supported by Land Rover in 2013.

WILDLIFE REMAINS BORN FREE

Supporting world-renowned conservation charities.

SINCE 2002, BORN FREE

Foundation’s partnership with Land

Rover has formed part of an integrated sustainability strategy called Our Planet.

Together Land Rover and Born Free are working to conserve wild animals and their habitats with projects throughout the world.

The partnership includes vehicle support in the UK, Kenya, Ethiopia, South Africa and Sri Lanka, as well as dealer promotions, staff incentives and merchandise opportunities.

The Born Free Foundation is an international wildlife charity, devoted to compassionate conservation and animal welfare.

In March 2013 Land Rover also announced plans to support the world’s largest event to highlight the plight of the tiger. Tiger Tracks was a programme organised by Save Wild Tigers to raise funds for vital conservation work and build public awareness about the threats that could render the tiger extinct in just 10 years.

The event concluded with a high-profile charity dinner and auction to help bring in valuable funds for the Save Wild Tigers’ project and the work of the Born Free Foundation and

Environmental Investigation Agency (EIA), with Land Rover donating a year’s use of a new Range Rover Evoque. The event raised £75,000 for the Tiger Tracks programme.

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EDUCATING THE ENGINEERS OF TOMORROW

Our world-class training extends from our employees to the youngest school pupils.

AT JAGUAR LAND ROVER WE

actively encourage future generations to seek a career in the automotive industry. In 2012 we hired 312 graduates and 189 apprentices who were granted the opportunity to take their first step on the ladder to a career with the company.

Our existing staff are also encouraged to undertake groundbreaking education and training schemes. In 2012 we announced the expansion of a pioneering new education programme aimed at boosting the skills of engineers working within the automotive supply chain and other hi-tech industries.

The ASAS education scheme, based on a programme developed by JLR in partnership with leading English Universities, offers engineers the chance to develop the future engineering skills which will be needed to create world-leading new products and technologies over the next decades.

Our commitment to education and training extends outside our own walls, as we are actively engaged in promoting and supporting programmes such as Inspiring Tomorrow’s Engineers, which works with schools and colleges and presents teachers and pupils with a variety of educational schemes.

Part of the programme involves five dedicated Education Business Partnership Centres (EBPCs), located close to our key manufacturing plants and engineering centres.

These long-term collaborations have allowed over 200,000 students to visit our facilities to learn about any aspect of the automotive industry, with tailor-made courses for different age groups.

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ENGAGING WITH WOMEN AND YOUNG PUPILS

Working in education for all ages to demonstrate the careers available in the automotive manufacturing industry.

1000 The number of UK schools that entered Jaguar Land Rover’s education programmes.

JAGUAR LAND ROVER is offering female students interested in engineering, technology and manufacturing careers a unique insight into the world of work at the UK’s largest luxury automotive manufacturer.

The ‘Inspiring Tomorrow’s Engineers: Young Women in the Know’ course has been developed in partnership with Birmingham

Metropolitan College to change outdated perceptions of engineering to encourage more young women to consider engineering and manufacturing careers.

Female students aged 16-18 participate in a week-long programme of events at Jaguar Land Rover’s manufacturing, design and engineering sites where they meet female apprentices, graduates, engineers and managers to find out about their education and career histories.

Younger pupils across the UK are invited to enter Jaguar Land Rover’s leading education programmes ‘Maths in Motion’, the Jaguar primary school challenge and the Land Rover ‘4x4 in Schools Challenge’, which are designed to apply science, technology, engineering and maths to practical, complex projects which reflect the type of challenge our engineers encounter on a daily basis.

Maths in Motion was established in 2000 and this year attracted entries from 200,000 pupils from 1000 schools making it the largest maths challenge of its kind in the UK.

The ‘Young Women in the Know’ student programme in action.

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OUR EMPLOYEES

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Labour of love… The C-X75 concept takes shape in clay.

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A GROWING, THRIVING ORGANISATION

An expanding workforce and higher revenue and income per employee means a strong and productive company.

JAGUAR LAND ROVER’S

worldwide workforce grew to an average of 24,913 in 2013 (a 19% increase since 2012, when the average headcount was 20,887). The growth supported product programme development and increased volumes. Through training and induction programmes across the business, new employees were able to add value as soon as possible.

Average staff numbers

30,000 25,000 20,000 15,000 10,000 5000

16,384 17,255 20,887 24,913

2010 2011 2012 2013

PEOPLE PRIORITIES FOR 2013/14

• Develop the HR vision and strategy to support business goals through to 2020.

• Continue our focus on Leadership Development, with an emphasis on breakthrough performance delivery.

• A revised performance management process to support delivery of business goals through individual and team achievement of critical stretch objectives.

• An enhanced talent management process to deliver leadership and functional capability, which drives individual development, succession planning and talent pipeline strategy.

• Further strengthening of core relationships that support the delivery of business goals.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

PILOT BUILD

ANNUAL REPORT // 71

JAGUAR LAND ROVER // 2012/13

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SAFEGUARDING OUR GREATEST ASSETS

Through accreditation and promotions, Jaguar Land Rover puts employee well-being above all else.

JAGUAR LAND ROVER’S

‘Safety Commitment’ states: ‘Our greatest asset is our people, nothing is more important than their safety and wellbeing. Our co-workers and families rely on this commitment. There can be no compromise’.

Jaguar Land Rover holds external accreditation to OHSAS18001 and health and safety measures are competitive with UK benchmarks.

Health promotion activities take place at all Jaguar Land Rover locations, supported by on-site Occupational Health facilities, including the introduction of ‘Wellness Kiosks’ during 2012/13 which encourage preventative health improvement.

ANNUAL REPORT // 73

A COMMITTED AND LOYAL WORKFORCE

High levels of employee engagement, low staff turnover and long service reflect a culture of being valued.

JAGUAR LAND ROVER’S

employees are proud to work for the company and are passionate about its products. There are many long-serving employees and staff turnover is low (1.9% in 2012). Overall levels of employee engagement in 2012/13 were 78% favourable, which is above UK and global high-performance norm.

This emotional attachment to the company is nurtured and reinforced through regular communication and a commitment to working in partnership with employees and their representatives to deal with challenges.

During 2012/13, Jaguar Land Rover agreed a two-year pay and conditions deal with employees covered by collective agreements, and launched a new ‘Team Talk Online’ portal for production workers, which provides them with business updates alongside information on employee benefits, training and development.

Jaguar Land Rover offers employees a unique value proposition – the opportunity to work for premium iconic brands in one of the most successful companies in the UK – alongside competitive pay and industry-leading benefits.

1.9%

Staff turnover in 2012 reflects employee loyalty

Employee engagement levels

78%

favourable

JAGUAR LAND ROVER // 2012/13

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ANNUAL REPORT // 75

JAGUAR LAND ROVER // 2012/13

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SHAPING THE LEADERS OF THE FUTURE

Ensuring good management through major investments in employee development programmes at all levels.

THIS YEAR HAS SEEN

an increase in Jaguar Land Rover’s investment for the development of its employees, ensuring they are equipped with the necessary learning and skills to support their performance in role. Total investment in learning and development for 2012/13 was £20.1 million.

Leadership is key to success. The company have continued to grow its leaders by delivering company-wide leadership programmes to nearly 2500 leaders to accelerate their development and strengthen its overall leadership capability

Embedded in these programmes is a focus on building a high-performance culture, and achieving sustainable and global growth. The company also focused on building rounded core management experience by opening up management skills programmes to over 500 managerial staff.

To enhance its skills base Jaguar Land Rover has partnered with a number of universities, colleges and specialist trainers to create industry leading programmes, designed to help deliver technical and academic skills among the engineering staff. The Technical Accreditation Scheme is one such example, as well as Jaguar Land Rover’s engineering degrees and Maintenance Technician development pathways.

Jaguar Land Rover significantly increased its focus on its Emerging Talent programmes in 2012. The company launched a new Higher Apprenticeship Programme offering 55 places last year in key pathways, in addition to the current intermediate and advanced apprenticeship portfolio, which currently has over 1500 apprentices on programmes in 2012. Jaguar Land Rover also maintained its focus on hiring significant numbers of graduates, seeing another injection of more than 300 new entrants, bringing the total on the two-year programme to over 600 in 2012.

Significant progress has been made on improving both the efficiency and effectiveness of the education and training offered to employees, inclusive of broadening the international scope. Group-wide Academies are being implemented, providing a clear learning standard and a clear way for employees to plan their careers. These will allow the company to integrate online with classroom-based learning and provide more accessibility and diversity in learning techniques than ever before.

2500

members of staff have received leadership training

ANNUAL REPORT // 77

THE PERFECT START FOR NEW GRADUATES

The company is an ever more attractive destination for graduates, borne out by the leading national surveys.

JAGUAR LAND ROVER HAS

excelled in its rating by The Times Top 100 Graduate Employers, moving from a 60th place ranking in 2011 to 26th in 2012. This was followed by a big leap in The Guardian Top 300 Graduate Employers from a position of 127th in 2011 to 30th in 2012.

CLIMBING THE GRADUATE LEAGUE TABLES

The Times

Top 100 Graduate Employers

The Guardian

Top 300 Graduate Employers

60 26

2011 2012

127 30

2011 2012

JAGUAR LAND ROVER // 2012/13

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ANNUAL REPORT // 79

CARING FOR A DIVERSE WORKFORCE

An inclusive approach that respects and welcomes all employees.

THE COMPANY IS committed to treating its employees with respect and promoting equal opportunities. Jaguar Land Rover’s Dignity at Work policy promotes a safe, pleasant and welcoming workplace for all, with zero tolerance of any form of discrimination.

Diversity Councils span the organisation, made up of management, employee and trade union representatives. These Councils ensure that policies come to life by organising local actions and events. Best practice is recognised in the company’s annual Diversity + Inclusion Awards event (now in it’s eighth year).

The company supports employees with disabilities through occupational health departments and accessibility measures at all its sites. In 2012, Jaguar Land Rover was awarded the ‘Two Ticks’ symbol by the UK Government’s Jobcentre Plus organisation, which recognises employers that have made commitments to employ, keep and develop the abilities of disabled staff.

Improving gender balance is a priority as the automotive industry has traditionally attracted more men than women and women represent just 9% of the company’s workforce. Jaguar Land Rover is a member of Opportunity Now, an organisation driving the focus on gender equality in the workplace. Although the proportion of women at all levels of the business remained static in 2012, Jaguar Land Rover aims to attract more women into engineering roles with women making up around 18% of the graduate intake, 8% of apprentices and 18% of undergraduate placements in 2012. The company also offers a personal development programme specifically for women, with 200 women participating since its launch in 2009.

This year saw the 12th event of the Engineering Network for Women, which connects women who work for Jaguar Land Rover with female engineering students interested in pursuing a career in the automotive sector Jaguar Land Rover’s Women in Engineering Sponsorship Scheme gives financial and practical support to female undergraduates interested in engineering careers, as well as work experience with the company through three, six or 15-month placements. Jaguar Land Rover has increased its target of 10 initial placements to 17 places in 2013, with each participant assigned a mentor and given a bursary of £1500.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Gender 2010 2011 2012 2013

% women in workforce 8 8 9 9

% women in management (approx. top 1,800 employees) 11 12 12 13

% women in senior management (approx. top 125 employees) 3 5 5 7

Ethnic diversity 2010 2011 2012 2013

% ethnic minorities in workforce 8 8 8 8

% ethnic minorities in management (approx. top 1,800 employees) 5 5 6 5

% ethnic minorities in senior management (approx. top 125 employees) 3 1 3 2

ANNUAL REPORT // 81

FINANCIAL DISCUSSION

JAGUAR LAND ROVER // 2012/13

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Land Rover’s Solihull manufacturing facility produced the one millionth Discovery.

ANNUAL REPORT // 83

CFO’S STATEMENT

JAGUAR LAND ROVER

has had another record year for the fiscal year ending 31 March 2013 with revenues of almost £15.8 billion (up 17%) on retail sales of almost 375,000 units (up 22%), EBITDA of £2.4 billion (up 19%), and profit before tax of £1.675 billion (up 11%).

The growth in Jaguar Land Rover retail sales has been supported by new products. Land Rover has grown by 26%, primarily driven by a full year of the Range Rover Evoque, growth in Freelander sales and the introduction of the all new aluminium Range Rover. Jaguar is up 8% following the introduction of the XF Sportbrake, all-wheel drive versions of the XF and XJ and smaller engine variants introduced into China and the US.

Jaguar Land Rover has continued to perform strongly in all markets, especially in the faster growing economies, with growth in China volumes of 48% in the year. The North American industry is growing overall and group sales were up 9%, although market conditions are very competitive. The UK economy has been static but the automotive industry has been growing and Jaguar Land Rover sales were up 20%. The overall European economy has been more challenging but a full year of Range Rover Evoque sales and other new Land Rover and Jaguar products have enabled volumes to increase by 18%.

The EBITDA of £2.4 billion is up £375 million, reflecting the higher volumes with a richer model and market mix as described above, as well as a favourable operating exchange environment.

The profit before tax of £1.675 billion is up £168 million, reflecting the higher EBITDA partially offset by increased depreciation and amortisation relating to new model launches (£156 million) and unfavourable balance sheet and hedge contract mark to market (£109 million) net of lower finance expense (£72 million) primarily relating to valuation of bond call options.

Profit after tax was £1.2 billion, down 18% following the recognition of a deferred tax asset in FY12. The effective tax rate for FY13 was 27%, which reflects the tax rates in the countries in which we operate.

We continue to invest in new technologies, new architectures and new products in order to drive future growth. In the current year we have invested over £2 billion in new products, increased production capacity and new fuel-efficient technology. We also invested an initial £70 million in our new joint venture manufacturing plant in China with Chery Automobile Company Ltd.

Free cash flow, after the £2.1 billion of investment spending (up £461 million of FY12), was £595 million (down £363 million on FY12), reflecting strong operating cash generation and good working capital management.

At 31 March 2013, Jaguar Land Rover had £2.8 billion in cash, as well as £865 million of undrawn committed borrowing facilities, giving total liquidity of £3.7 billion. Total debt was £2.2 billion, giving net cash of £680 million.

The company repaid all borrowing from its parent, Tata Motors, by redeeming the final £156m of preference shares.

The company also raised additional finance in the year, launching a $500 million new Bond. This, alongside the notes raised in the previous year, provides Jaguar Land Rover with a secure financing platform, helping secure its long-term future.

During the year, Jaguar Land Rover paid its first dividend to Tata Motors of £150 million.

Ken Gregor

Chief Financial Officer

Jaguar Land Rover

JAGUAR LAND ROVER // 2012/13

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“We continue to invest in new technologies, new architectures and new products in order to drive future growth. In the current year we have invested over £2 billion in new products, increased capacity and fuel-efficient technology.”

ANNUAL REPORT // 85

DIRECTORS’ REPORT

THE DIRECTORS OF JAGUAR LAND ROVER

Automotive plc present the annual report and audited consolidated financial statements of Jaguar Land Rover Automotive plc and its subsidiary companies (the ‘company’ or ‘group’), for the year ended 31 March 2013 (‘FY13’).

The company is a wholly-owned subsidiary of Tata Motors, a part of the Tata Group, an Indian business conglomerate with operations in more than 80 countries across six continents.

Tata Motors is India’s leading automobile company and ranks as the fourth largest bus and truck manufacturer in the world by volume.

Proportion of retail sales by brand in FY13

58,593

8% growth in Jaguar vehicles sold

316,043

26% growth in Land Rover vehicles sold

GENERAL TRENDS IN PERFORMANCE

RESULTS AND PERFORMANCE

Strong volume growth

The company has had a successful year of continued growth in all markets, including 48% year on year growth in China retail sales. The company has also significantly improved sales in more mature economies, where, despite uncertain trading conditions, the company has increased volumes in all major markets.

The volume growth has been product led with a full year of Range Rover Evoque sales, the all new Range Rover introduced at the end of 2012, higher Land Rover Freelander sales and new Jaguar product derivatives including the XF Sportbrake and all wheel drive and smaller engine options in the XF and XJ.

All market regions have grown, led by China where retail sales of 77,075 were up 48% from a year ago. Retail volumes in Europe were 80,994, a 18% increase on the prior year. UK retail volumes were 72,270 units, a 20% increase on the prior period, whilst the North American retail volumes were 62,959, an increase of 9%. Retail sales for theAsia Pacific region were 17,849, up 27%, and for the rest of the world were 63,489, up 19%.

Wholesale volumes for FY13 were 372,062 units, an increase of 18% on the prior reporting period. At a brand level, wholesale volumes were 57,812 units for Jaguar and 314,250 units for Land Rover, growth of 7% and 21% respectively.

Consolidated revenues for FY13 were a record £15,784 million, an increase of 17% compared to FY12.

EBITDA growth

Consolidated EBITDA for FY13 was a record £2,402 million, an increase of 19% compared to FY12, a significant improvement mainly driven by increased revenue with new products and a favourable market mix as well as a favourable exchange rate environment.

JAGUAR LAND ROVER // 2012/13

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The improvement in operational results, particularly in EBITDA, cash and the liquidity position, were mainly attributable to an increase in wholesale volumes. The introduction of the new Range Rover, a full year of the Range Rover Evoque and the new variants of the Jaguar XF as well as the continued strength of the Range Rover Sport were key contributors to the overall success.

Growth in China in particular contributed to a favourable market mix. The company’s performance was also supported by the positive impact of the continuing strength of the US Dollar against the Pound Sterling and the Euro, improving the company’s revenues relative to its largely pound sterling and euro cost base. The improvement in the company’s results of operations in FY13 was also partially attributable to further cost efficiency improvements in material costs and manufacturing costs, supported by increased production volume levels.

Material cost of sales for FY13 were £9,904 million, an increase of £1,171 million (13%) compared to FY12 and, as a percentage of revenue, was 63%, a decrease of 2% compared to FY12. The main drivers of this increase in overall costs were the increase in volume, partially offset by product and market mix and year over year decreases in raw material prices. Employee costs for FY13 were £1,333 million, an increase of £322 million (32%) compared to FY12. This reflects a significant increase in permanent and agency headcount, both in product development to support our increased product development strategy and manufacturing to support our increased volumes, mainly as a result of new product actions and increased demand for our products.

Other expense for FY13 was £3,005 million, an increase of £513 million (21%) compared to FY12. These costs include manufacturing and launch costs, freight and distribution costs, warranty costs, product development expense, selling and fixed marketing.

Some of these costs were attributable to launch spend on the all-new aluminium Range Rover that went on sale during September 2012 as well as the Jaguar all-wheel drive and smaller engine variants as well as 2013 model year launches of other vehicles.

Total development costs of £1,058 million represent an increase of £158 million (18%). This reflected the increased spend on future model development for both brands. Of the total spending, £860 million was capitalised.

Net income

Profit before tax (PBT) for FY13 was £1,675 million, an increase of £168 million (11%) compared to FY12, reflecting the higher EBITDA, offset partially by higher depreciation and amortisation, foreign exchange losses net of lower finance expense.

Depreciation and amortisation costs were £622 million, an increase of £156 million (34%) compared to FY12, reflecting the growing product development and facilities investment. Foreign exchange losses were £109 million (compared to a £14 million gain in FY12) primarily reflecting the mark to market of hedging instruments and revaluation of loans and other balance sheet items. Net financing income was £3 million, compared to net financing expense of £69 million in FY12. The change reflects higher finance income on higher cash balances, higher capitalized interest resulting from higher investment spending and the mark to market on bond call options.

Net income was £1,215 million reflecting PBT after a 27% effective tax rate. Net income is down from £1,481 million in 2012 which included a one time change to recognize deferred tax assets of £217 million in 2012.

11%

increase in profit before tax vs FY12

19%

increase in EBITDA vs FY12

22%

increase in overall retail volumes vs FY12

ANNUAL REPORT // 87

51%

Land Rover’s retail growth in China vs FY12

19%

Growth in sales in emerging markets such as Russia and South America

PERFORMANCE IN KEY GEOGRAPHICAL MARKETS

United Kingdom

In FY13, the UK economy has been broadly flat, although recent economic data has been more encouraging and the automotive market, particularly smaller cars, has grown overall in the period.

In the UK, the premium car segment fell 2% and the premium SUV segment decreased by 16% in FY13 compared to FY12.

UK retail volumes for FY13 for the combined brands were 72,270 units. Jaguar retail volumes for FY13 increased by 10% compared to FY12, increasing market share. Land Rover retail volumes for FY13 increased by 24% compared to FY12, increasing market share.

China

The Chinese economy has continued to grow strongly throughout FY13. General expectations are for slower GDP growth, but still remain above 7%.

The China premium car segment volumes (for imports) increased by 12% in FY13 compared to FY12. The China premium SUV segment volumes (for imports) increased by 8% in FY13 as compared to FY12.

The China retail volumes for FY13 for the combined brands were 77,075 units. Jaguar retail volume for FY13 increased by 28% compared to FY12, improving market share. Land Rover retail volume for FY13 increased by 51% compared to FY12, again improving market share.

United States

The US economy is recovering, with GDP growth and falling unemployment.

United States premium car segment volumes increased by 11% compared to FY12, whilst premium SUV segment volumes were up 3%.

United States retail volumes for FY13 for the combined brands were 62,959 units. Jaguar retail volumes for FY13 fell by 6% compared to FY12, reflecting strong competitive conditions, but sales were up 10% in Q4 following the introduction of new smaller engine and all wheel drive options at the end of 2012. Land Rover retail volumes for FY13 increased by 13% compared to FY12, market share increasing slightly.

Jaguar Land Rover sales: China overtakes UK as largest single market

19.3%

United Kingdom

21.6%

Europe

16.8%

United States

20.6%

China

4.8%

Asia-Pacific

16.9%

Other

Europe (excluding Russia)

The European economy continues to be challenging with low or negative growth in a number of countries.

The German premium car segment volume increased by 5%, and the premium SUV segment volume fell by 9% compared to FY12.

European retail volumes for FY13 for the combined Jaguar Land Rover brands were 80,994 units, representing a 18% increase compared to FY12. Jaguar retail volume for FY13 grew by 5%, and Land Rover retail volume for FY13 increased by 21% compared to FY12.

Asia Pacific

The Asia Pacific region (main markets Japan, Australia and New Zealand) were less affected by the economic crisis compared to western economies and are generally performing more favourably, generally benefitting from increased trade with China and other growth economies.

The Asia Pacific retail volumes for FY13 for the combined brands were 17,849 units. Jaguar retail volume for FY13 increased by 27% compared to FY12. Land Rover retail volume for FY13 increased by 34% compared to FY12.

Rest of the world

The major markets in the rest of the world including Russia, South Africa and Brazil, as well as countries in the Middle East, Africa and South America, generally were not as badly affected by the economic crisis as the western economies and have seen continued GDP growth, often reflecting increased commodity and oil prices.

The rest of the world retail volumes for FY13 for the combined brands were 63,489 units, up by 19%. Jaguar retail volume for FY13 was 6,402, up 17% whilst Land Rover retail volumes were 57,087, an increase of 19% on FY12.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

CASH FLOW

Net cash from operating activities was £2,429 million in FY13, reflecting profits and working capital changes, offset partially by tax payments. This compares to £2,500 million in FY12, with the change more than explained by lower working capital changes and higher tax payments.

Net cash used in investing activities increased significantly to £2,609 million in FY13, compared with £1,542 million in the equivalent period in FY12, primarily reflecting increased investment in product development and capacity as part of the company’s growth strategy. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,850 million in FY13 against £1,410 million in FY12. The company’s capital expenditure relates mostly to capacity expansion of its production facilities and investment in new and future products, including the costs associated with the development of the all new Range Rover, the Jaguar F-TYPE and Range Rover Sport.

Net cash used in financing activities was £178 million in FY13 compared to net cash generated in financing activities of £444 million in FY12. Cash used in financing activities in FY13 includes a maiden dividend paid of £150 million repayment of the last £157 million of preference shares to Tata Motors and £93 million of other short term debt totaling £250 million, and interest and fees of £179 million, offset partially by the £317 million equivalent of proceeds from a 10 year unsecured bond issued in January 2013 and other items.

CAPITAL STRUCTURE

Background

Liquidity and capital resources

As at 31 March 2013, on a consolidated level, the company had cash and cash equivalents of £2,072 million and short term deposits of between 3-12 months duration of £775 million as well as undrawn committed facilities of £865 million. The company generally pools cash from its subsidiaries to Jaguar Land Rover Limited, the primary operating company in the group, in the UK. At 31 March 2013, the company had £694 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A significant portion of this amount is subject to restrictions or impediments on the ability of the company’s subsidiaries in certain countries to transfer cash across the group, primarily in Jaguar Land Rover China which generally is restricted to paying an annual dividend.

The company finances its capital requirements through cash generated from operations and external debt, including long term debt, revolving credit factoring and working capital facilities. At 31 March 2013, the company had £2,167 million of debt, primarily consisting of £1,869 million equivalent of long-term unsecured debt with maturities in 2018, 2020, 2021 and 2023. These and other primarily working capital debt facilities are detailed below. In the ordinary course of business, the company also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities.

Preference shares

In FY13, the preference shares were redeemed in full at par with accrued interest. At 31 March 2013, no preference shares remain in issue.

ANNUAL REPORT // 89

90

BORROWINGS AND DESCRIPTION OF INDEBTEDNESS

The table below shows details of the company's financing arrangements as at 31 March 2013.

£1.0 billion equivalent unsecured Sterling and US Dollar notes due 2018 and 2021, £500 million unsecured notes due 2020 and $500 million unsecured notes due 2023.

In May 2011, the company issued the senior unsecured notes, comprising £500 million 8.125% notes due 2018, $410 million 7.750% notes due 2018 and $410 million 8.125% notes due 2021, in an offering that was not subject to the registration requirements of the US Securities Act.

Further in March 2012, the company issued £500 million senior unsecured notes due 2020 in an offering that was not subject to the registration requirements of the US Securities Act. Further in January 2013, the company issued $500 million senior unsecured notes due 2023 in an offering that was not subject to the registration requirements of the US Securities Act. The notes are governed by an indenture entered into by the company, as issuer, Citibank, N.A., London Branch, as trustee for the holders, and Land Rover, Jaguar Land Rover Limited (formerly Jaguar Cars Limited), Jaguar Land Rover Exports Limited, Land Rover Exports Limited and Jaguar Land Rover North America, LLC, as Guarantors on a senior unsecured basis. The notes have semi-annual interest payments and are subject to certain customary covenants and events of default.

£795 million revolving 3 and 5-year credit facilities

The company as borrower entered into a committed revolving credit facility for 3 and 5 years under a facility agreement dated 1 December 2011 with a syndicate of banks. Land Rover, Jaguar Land Rover Limited (formerly Jaguar Cars Limited), Land Rover Exports Limited, Jaguar Land Rover Exports Limited and Jaguar Land Rover North America, LLC, are the guarantors. The facility is unsecured. As at 31 March 2013 the facility is undrawn. The facility has two tranches, a three year tranche of £615 million (maturing in 2014) and a five year tranche of £180 million (maturing in 2016). Jaguar Land Rover is subject to certain customary financial and other covenants under this facility.

£116 million 5-year single currency secured syndicated borrowing – base revolving loan facility

The outstanding amount of £50 million under this facility was repaid in March 2013 and the facility was cancelled in full.

BORROWINGS AND DESCRIPTION OF INDEBTEDNESS

Facility	Facility Amount	Maturity	Outstanding as at 31 March 2013	Undrawn as at 31 March 2013
	£ in millions		£ in millions	£ in millions
Committed				
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	-
£500m Senior Notes 8.25% 2020	500.0	2020	500.0	-
$410m Senior Notes 7.75% 2018	269.9	2018	269.9	-
$410m Senior Notes 8.125% 2021	269.9	2021	269.9	-
$500m Senior Notes 5.625% 2023	329.2	2023	329.2	-
Revolving 3 & 5 year credit facilities	795.0	2014-16	-	795.0
Other financing loans	86.0	2013-14	86.0	-
Receivables factoring facilities	290.4	2014-15	220.0	70.4
Subtotal	**3,040.4**		**2,175.0**	**865.4**
Uncommitted				
Receivables factoring facilities	131.7	2014	-	131.7
Other facilities	21.8	-	21.8	-
Subtotal	**153.5**		**21.8**	**131.7**
Capitalised costs	-	-	(30.0)	-
Total	**3,193.9**		**2,166.8**	**997.1**

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Various Sterling bilateral term loan facilities supported by CNY deposits

Jaguar Land Rover Limited has borrowed under various Sterling-denominated short-term (i.e. with maturities between six months and two years) loan facilities with certain banks with the company’s wholly owned Chinese subsidiary providing restricted cash on deposit in China as security. Each facility is guaranteed by Land Rover. Total amount of loans outstanding under these facilities is £86 million as at 31 March 2013.

Receivables factoring facilities

Jaguar Land Rover Exports Limited and Land Rover Exports Limited have maintained invoice discounting facilities with one or more banks. Following the transfer of the assets and liabilities of Land Rover Exports Limited into Jaguar Cars Exports Limited and the subsequent change of name of Jaguar Cars Exports Limited to Jaguar Land Rover Exports Limited, as at 31 March 2013 Jaguar Land Rover Exports Limited is the sole seller under these facilities. The facility was renewed in March 2013 for a period of two years. The new facility is guaranteed by Land Rover and Jaguar Land Rover Limited. Of the total facilities of £422.1 million, £290.4 million is on a committed basis. Receivables are generated from sales of finished goods and Land Rover spare parts and accessories. At 31 March 2013, £220 million was drawn under these facilities. On 1 April 2013 the assets and liabilities of Jaguar Land Rover Exports Limited were transferred into Jaguar Land Rover Limited. From 1 April 2013 Jaguar Land Rover Limited was the sole seller under the faciltity and Land Rover the sole guarantor.

BUSINESS REVIEW

Business background

The company designs, develops, manufactures and sells Jaguar premium sports saloons and sports cars and Land Rover premium all-terrain vehicles, as well as related parts and accessories. The company has a long tradition as a manufacturer of premium passenger vehicles with internationally recognised brands, an exclusive product portfolio of award-winning vehicles, a global distribution network and strong research and development (R&D) capabilities.

The company operates three major production facilities and two advanced design and engineering facilities all in the United Kingdom. At 31 March 2013, the company employed 26,140 employees globally (including agency staff of 6,629).

The company operates a global sales and distribution network designed to support worldwide sales and facilitate growth in key markets.

Legal structure

The group has been managed on an integrated basis for some time, but as an historical legacy has operated separate brand legal entities for manufacturing and export in the UK and for selling in overseas markets. Since 2008, the group has been re-organising the overseas sales entities as combined brand legal entities.

On 1 January 2013, the company name was changed to Jaguar Land Rover Automotive PLC.

On 1 April 2012, the trade and assets of Land Rover Exports Limited were transferred to Jaguar Land Rover Exports Limited

On 1 January 2013, the trade and assets of Land Rover (with the exception of shares in Jaguar Land Rover China and Chery Jaguar Land Rover Automotive Company Limited) were transferred to Jaguar Cars Limited, which was re-named Jaguar Land Rover Limited.

On 1 April 2013, the trade and assets of Jaguar Land Rover Exports Limited were transferred to Jaguar Land Rover Limited

As a result, Jaguar Land Rover Limited is now the primary operating company in the UK for the design, manufacture and sale of all our products. Jaguar Land Rover Limited is now owned by Land Rover which in turn is owned by Jaguar Land Rover Limited. It is planned to change the name of Land Rover to Jaguar Land Rover Holdings Limited at which time Land Rover will become a limited company.

These internal reorganisations have no impact on the assets or liabilities owned by the consolidated group.

Product design, development and technology

The company’s vehicles are designed and developed by award-winning design teams, and the company is committed to a programme of regular enhancements in product design. The company’s two design and development centres are equipped with computer-aided design, manufacturing and engineering tools, and are configured for competitive product development cycle time and efficient data management. In recent years, the company has refreshed the entire Jaguar range under a unified concept and design language and continued to enhance the design of Land Rover’s range of all-terrain vehicles.

The company’s R&D operations look for synergies through sharing premium technologies, powertrain designs and vehicle architecture. All of the company’s products are designed and engineered primarily in the United Kingdom. The company endeavours to implement the best technologies into its product range to meet the requirements of a globally competitive market. The company is currently developing vehicles which will run on alternative fuels and hybrids and is also investing in other programmes for the development of technologies to improve the environmental performance of its vehicles including the reduction of CO2 emissions.

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2485

franchise sales dealers worldwide

£500m

Investment in new Wolverhampton engine plant

Facilities

The company operates three automotive manufacturing facilities in the United Kingdom. At Solihull, the company produces the Land Rover Defender, Discovery 4, Range Rover and Range Rover Sport models. At Castle Bromwich, the company produces the Jaguar XK, XJ, XF and new F-TYPE models. At Halewood, the company produces the Freelander and the Range Rover Evoque. The company believes that its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide a flexible manufacturing footprint to support its product plans. The company also has two product development, design and engineering facilities at Gaydon and Whitley in the United Kingdom. The company’s global headquarters is also located at the Whitley site.

The company has started to invest more than £500 million in an engine plant at a new site in Wolverhampton in the West Midlands. This plant is close to the Solihull and Castle Bromwich plants and has good motorway links to supply to Halewood and to receive deliveries from suppliers.

The company announced in March 2012 the signing of a 50:50 joint venture agreement with Chery Automotive to build a factory in China to manufacture cars for the Chinese market. Chinese regulatory approval was received in October 2012 for a total investment of 10.9 billion RMB with 3.5 billion RMB equity each from Jaguar Land Rover and Chery and the balance of the investment to be funded by debt in the name of the joint venture without recourse to or guarantees from Jaguar Land Rover or Chery. This development is underway and Jaguar Land Rover invested an initial £70 million in the joint venturew in the year.

Sales and distribution

The company markets products in 178 countries, through a global network of 17 national sales companies (NSCs), 85 importers, 62 export partners and 2485 franchise sales dealers, of which 689 are joint Jaguar and Land Rover dealers.

The company has established robust business processes and systems to ensure that its production plans meet anticipated retail sales demand and to enable the active management of its inventory of finished vehicles and dealer inventory throughout its network.

The company has entered into arrangements with independent partners to provide financing to its customers, including FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom and European markets, Chase Auto Finance for the US market, and local providers in a number of other key markets. Lloyds Black Horse is expected to become Jaguar Land Rover’s financing partner in the UK starting in 2014. The company’s financing partners offer its customers a full range of consumer financing options.

OBJECTIVES AND STRATEGIES

The company has a multifaceted strategy to position itself as a leading manufacturer of premium vehicles offering high-quality products tailored to specific markets. The company’s success is tied to its investment in product development which drives the strategic focus on capital expenditure, R&D and product design.

Grow the business through new products and market expansion

The company offers products in the premium performance car and all-terrain vehicle segments, and the company intends to grow the business by diversifying the product range within these segments with both new products as well as greater product derivatives. The new Range Rover Evoque has helped expansion into a market segment that is attracted by a smaller, lighter and more ‘urban’ off-road vehicle than the market segment in which the company’s Range Rover models traditionally compete, while new Jaguar derivatives including the XF Sportbrake and all-wheel drive and smaller engine options cater for a much wider group of potential customers, particularly company car drivers.

In addition, the company has a strategy of expanding regional coverage into geographic locations where it has identified an opportunity to grow within its core segments. As a producer of distinctive, premium products, the company believes it is well positioned to increase revenues in emerging countries with growing sales potential. There are two specific aspects to the company’s strategy of geographic expansion:

— The company aims to increase its marketing and dealer network in emerging markets. In China, the company has established an NSC to expand its presence in this key market and plans to increase the network of sales dealerships across the country. At 31 March 2013, the company had increased to 135 Land Rover dealers and 134 Jaguar dealers in China. Similarly, the company plans to continue to grow its presence in the Indian market by opening additional dealerships across the country.

— The company aims to establish new manufacturing facilities, assembly points and suppliers in selected markets. The planned joint venture with China is an example of this, whilst in India, the company has already established a CKD assembly operation and some product development activities. The company has also signed a memorandum of understanding with the Saudi Arabian authorities to study the feasibility of setting up a manufacturing operation in Saudi Arabia. We have also started a feasibility study to review opportunities available for a potential future assembly facility in Brazil. In addition, the company will continue to look for opportunities to source materials and components in a cost-efficient manner and, in pursuit of that objective, the company has already opened purchasing offices in China and India.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Growth strategy and capital investment

Jaguar Land Rover’s strategy continues to be to profitably grow its strong globally recognised brands and invest substantially to develop new products in new and existing segments with new powertrains and technologies to meet customer aspirations and regulatory requirements as well as invest in manufacturing capacity to meet customer demand.

The company continues to have a longer term capital spending target of 10-12% of revenue which it believes is in line with other premium competitors, but in the near and medium term it expects spending to be a greater percentage of revenue in order to realise the present opportunities it sees for growth.

Given the significant growth in sales and profitability of the company with a strong cash and liquidity position, Jaguar Land Rover plans to continue to increase and accelerate capital spending to develop exciting new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements, grow the company’s manufacturing footprint in China and explore manufacturing opportunities in other markets. As a result, total capital spending (including capitalised and expensed R&D) is expected to increase to in the region of £2.75 billion in FY2014.

We continue to target funding most of our capital spending out of operating cash flow. Our strong balance sheet and liquidity as well as proven access to funding from capital markets and banks would also support our investment plans as required.

Invest in R&D and technology

The company considers technological leadership to be a significant factor in its continued success, and therefore continues to devote significant resources to upgrading its technological capabilities. Jaguar Land Rover’s strategy involves maintaining and improving its competitive position by developing technologically advanced vehicles. Over the years, the company has enhanced its technological strengths through extensive in-house R&D activities, particularly through its advanced engineering and design centres. The company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the United Kingdom, supported by funding from the government’s Technology Strategy Board.

An example of the company’s development capabilities is Jaguar’s aluminium body architecture, which has also been utilised in the all new Range Rover and Range Rover Sport. The company expects this will be a significant contributor to further efficiencies in manufacturing and engineering, as well as the reduction of CO2 emissions. The company aims to develop vehicles running on alternative fuels and hybrids as well as invest in programmes for the development of technologies that aim to improve the environmental performance of its vehicles.

Transform the business structure to deliver sustainable returns

The company undertakes a variety of internal and external benchmarking exercises, market testing and internal comparative analysis across its own vehicles, which help it to identify cost improvement opportunities for components, systems and subsystems. The company also explores opportunities to source materials from low-cost countries as well as sharing components across platforms in order to gain economies of scale and reduce engineering costs. The company believes its strategy to enhance global sourcing will enable it to take advantage of low-cost bases in countries such as India and China. The company has also been doing some engineering in India In addition, the company continuess to review and manage its cost structure through a number of measures.

Continuing quality improvement

The company is pursuing various quality improvement programmes, both internally and at its suppliers’ operations, in an effort to enhance customer satisfaction and reduce future warranty costs. The company has also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into a new product introduction process.

Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. The company believes its extensive sales and service network has also enabled it to provide quality and timely customer service. Through close coordination supported by IT systems, the company monitors quality performance in the field and implements corrections on an on-going basis to improve the performance of its products.

The company aims to coordinate with Tata Motors to achieve synergies where it makes sense, including in the areas of research and product development, supply sourcing, manufacturing and assembly, including the development of a family of small efficient diesel and petrol engines.

ANNUAL REPORT // 93

BUSINESS RISKS AND MITIGATING FACTORS

Global economic environment

The company is focused on the premium end of the automotive industry, and can be heavily influenced by general economic conditions around the world.

The demand for its vehicles is influenced by a variety of factors, including, among other things, the growth rate of the global economy, availability of credit, disposable income of consumers, interest rates, environmental policies, tax policies, safety regulations, freight rates and fuel prices.

The global economic climate has improved since 2009, and whilst some key markets, such as the UK and US are growing more slowly than expected and risks remain within the Euro zone, the company’s global reach and recognised brand names have enabled it to benefit from significant growth in Chinese and other developing markets.

The company continues to monitor economic indicators within key markets as well as retail volume trends in order to manage production and vehicle distribution. The company’s product development programme is aimed at ensuring the company has the right vehicles available for the right markets at the right price, reflecting different priorities and uses across the globe.

Government regulations

The company is subject throughout the world to comprehensive and constantly changing laws, regulations and policies. The company expects the number and extent of legal and regulatory requirements and the related costs of changes to the company’s product line-up to increase significantly in the future. In Europe and the United States, for example, governmental regulation is primarily driven by concerns about the environment (including greenhouse gas emissions), vehicle safety, fuel economy and energy security. The European Union passed legislation in April 2009 to begin regulating vehicle carbon dioxide emissions in 2012. The legislation sets a target of a fleet average of 130 grams per kilometre by 2012 and an ambitious target of 95 grams per kilometre by 2020, with the specific requirements for each manufacturer based on the average weight of the vehicles it sells.

The company has received a permitted derogation from this emissions requirement available to small volume and niche manufacturers. As such, the company is permitted to reduce the company’s emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. We now have an overall 2015 target of 178.9 grams of CO2 per kilometre. Jaguar Land Rover and Tata Motors are monitored as a single pooled entity.

Moreover, in 2007 the European Parliament adopted the latest in a series of more stringent standards for emissions of other air pollutants from passenger vehicles, to be phased in from September 2009 (Euro 5) and September 2014 (Euro 6). At the national level, an increasing number of EU Member States have adopted some form of fuel consumption or CO2 based vehicle taxation system.

Additional measures have been proposed or adopted in the European Union to regulate safety features, tyre-rolling resistance, vehicle air conditioners, tyre-pressure monitors and gear shift indicators.

In the United States, the Corporate Average Fuel Economy (“CAFE”), standards for passenger cars will require manufacturers of passenger vehicles and light trucks to meet an estimated combined average fuel economy level of at least 6.75L / 100km by 2020. Moreover, under new US federal greenhouse gas regulations, passenger cars and light trucks for model years 2012 through 2016 must meet an estimated combined average emissions level of 250 grams of CO2 per mile. This extends to model years 2017 to 2025, with targets of 243 grams of CO2 per mile in 2017 to 163 grams of CO2 per mile in 2025.

To comply with current and future environmental norms, the company may have to incur additional capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have an impact on the company’s cost of production and the results of operations and may be difficult to pass through to the company’s customers. If the company is unable to develop commercially viable technologies within the time frames set by the new standards, the company could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance.

Brazil has recently increased import duty for foreign build vehicles which put pressure on margins. The company is considering a number of options to counter this issue, including discussions with the Brazilian government to exempt a number of imported vehicles from the increased tariff.

Changes in corporate and other taxation policies, import or tariff policies, which are beyond the company’s control and unpredictable could adversely affect the company’s results of operations.

The company’s product development plan is structured to allow it to develop vehicles which comply with current and expected future environmental regulations particularly in the European Union, the United States covered by the CAFE and in other countries such as China.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Interest rate, currency and exchange rate fluctuations

The company has both interest bearing assets (including cash balances) and interest bearing liabilities, some of which bear interest at variable rates. The company is therefore exposed to changes in interest rates. While the directors revisit the appropriateness of these arrangements in light of changes to the size or nature its operations, the company may be adversely affected by the effect of changes in interest rates.

Jaguar Land Rover’s consolidated financial statements, which are presented in sterling, are affected by foreign currency exchange rate fluctuations through both transaction risk and translation risk. Jaguar Land Rover is exposed to fluctuations in the value of the US dollar, Chinese yuan and the euro and, to a lesser extent, the Australian dollar, South African rand, Russian rouble and others.

Transaction risk is the risk that the currency mix of Jaguar Land Rover’s cost base does not match the currency mix of its revenue. Transaction risk primarily relates to revenue earned on sales outside of Europe against costs incurred in the British Pound and the euro. JLR hedges a portion of this transaction risk.

Translation risk is the risk that certain financial assets and liabilities held on JLR’s consolidated balance sheet will be affected by variations in exchange rates between reporting dates. Translation-related fluctuations can significantly impact reported results in any period but such translation effects do not reflect Jaguar Land Rover’s underlying results of operations. Jaguar Land Rover presently does not hedge translation risk although translation exposures in some currencies, such as US dollar-denominated debt, are to some extent naturally hedged economically by future revenue earned in these currencies.

Supply chain

The company relies on third parties for sourcing raw materials, parts and components used in the manufacture of the company’s products. The company’s ability to procure supplies in a cost effective and timely manner or at all is subject to various factors, some of which are not within the company’s control. While the company manages its supply chain as part of the its supplier management process, any significant problems with suppliers or shortages of essential raw materials in the future could have an impact on the company’s operations.

Risks of disruption due to man-made or natural disasters, could impact the supply chain. A natural disaster could cause suppliers to halt, delay or reduce production, which could reduce or disrupt the supply of such raw materials, pre-products and vehicle parts and / or an increase in their cost. Any significant interruption in the supply of key inputs could adversely affect the company’s ability to maintain its current and expected levels of production and therefore negatively affect its revenues.

The tragic earthquake and tsunami in Japan in March 2011 shows the vulnerability of the automotive supply chain to external shocks. Several suppliers to the automotive industry, including those to the company, were severely impacted by the earthquake and tsunami and its after-effects. The company, however, managed to avoid any production disruption by working with its overall supply base to temporarily resource components and help Japanese suppliers to restart production.

In managing a complex supply chain the company has developed close relationships with both direct and indirect suppliers. The company continues to develop long-term strategic relationships with suppliers to support the development of parts, technology and production facilities.

Seasonality and cyclicality

The sales volumes and prices for the company’s vehicles are influenced by the cyclicality and seasonality of demand for these products. The company is affected by the biannual change in age-related registration plates of vehicles in the United Kingdom, when new age-related plates take effect in March and September, which in turn has an impact on the resale value of vehicles. Most other markets, such as the United States, are driven by the introduction of new model year vehicles, which typically occurs in the autumn of each year. Furthermore, Western European markets tend to be impacted by the summer and winter holidays. The resulting sales profile influences operating results on a quarter-to-quarter basis. Sales in the automotive industry have been cyclical in the past and the company expects this cyclicality to continue.

With the lessons learned during the recent global crisis and downturn that followed, the company keeps a close watch on inventory, including pipeline and dealer stock, with a view to quickly respond to any such signals from the market.

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Product development

Over the past few years, the global market for automobiles, particularly in established markets, has been characterised by increasing demand for more environmentally friendly vehicles and technologies. In addition, the climate debate and promotion of new technologies are increasingly resulting in the automotive industry’s customers no longer looking for products only on the basis of the current standard factors, such as price, design, performance, brand image or comfort / features, but also on the basis of the technology used in the vehicle or the manufacturer or provider of this technology. This could lead to shifts in demand and the value added parameters in the automotive industry.

The company endeavours to take account of climate protection and the ever more stringent laws and regulations that have been and are likely to be adopted. The company is focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. The company is also investing in development programmes to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics.

Jaguar Land Rover’s strategy continues to be to profitably grow its strong globally recognised brands and invest substantially to develop new products in new and existing segments with new powertrains and technologies to meet customer aspirations and regulatory requirements.

The company considers technological leadership to be a significant factor in its continued success, and therefore continues to devote significant resources to upgrading its technological capabilities. Its strategy involves maintaining and improving its competitive position by developing technologically advanced vehicles. Over the years, Jaguar Land Rover has enhanced its technological strengths through extensive in-house R&D activities, particularly through its advanced engineering and design centres. The company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the United Kingdom, supported by funding from the government’s Technology Strategy Board.

An example of the company’s development capabilities is Jaguar’s aluminium body architecture, which has also been utilised in the all new Range Rover and Range Rover Sport. The company expects this will be a significant contributor to further efficiencies in manufacturing and engineering, as well as the reduction of CO2 emissions. The company aim to develop vehicles running on alternative fuels and hybrids and also invest in other programmes for the development of technologies aiming to improve the environmental performance of the company’s vehicles.

Patent protection and intellectual property

Although the company does not regard any of its businesses as being dependent upon any single patent or related group of patents, its inability to protect this intellectual property generally, or the illegal breach of some or a large group of the company’s intellectual property rights, would have a materially adverse effect on the company’s operations, business and / or financial condition.

The company owns or otherwise has rights in respect of a number of patents and trademarks relating to the products that it manufactures, which have been obtained over a period of years. In connection with the design and engineering of new vehicles and the enhancement of existing models, the company seeks to regularly develop new technical designs for use in its vehicles. The company also uses technical designs which are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of the company’s business and may continue to be of value in the future.

The company may be affected by restrictions on the use of intellectual property rights held by third parties and the company may be held legally liable for the infringement of the intellectual property rights of others in the company’s products.

Dealer performance

The company’s products are sold and serviced through a network of authorised dealers and service centres across the company’s domestic market, and a network of distributors and local dealers in international markets. The company monitors the performance of the company’s dealers and distributors and provides them with support to assist them to perform to its expectations.

Manufacturing and engineering

The company has three manufacturing facilities and two design and engineering centres, all of which are located in the United Kingdom. The Solihull site currently manufactures Land Rover and Range Rover products, except the Freelander and Range Rover Evoque which are produced in Halewood. The Castle Bromwich site, is used to produce all the company’s Jaguar models. It is expected that these sites will become more cross-branded. The company has signed a joint venture agreement to establish a manufacturing base in China and invested £70 million in the current financial year. The company benefits from third-party facilities overseas which build a number of its vehicles from CKD kits. In India, Freelander and XF vehicle kits are assembled by Tata Motors in its Pune facility.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

The company’s design and engineering centres, in Whitley and Gaydon, are being reorganised to maximise efficiency in design and development.

The company is investing in a new engine plant in Wolverhampton in order to develop and build our own range of energy efficient advanced engines.

The company has entered into a 50:50 JV agreement with Chery Automobile Company Limited to manufacture vehicles in China for sale in that market starting in 2015 and is exploring opportunities to manufacture in other international locations, including Brazil and Saudi Arabia.

The company could experience disruption to its manufacturing, design and engineering capabilities for a variety of reasons, including, among others, extreme weather, fire, theft, system failures, natural calamities, mechanical or equipment failures and similar risks. Any significant disruptions could adversely affect the company’s ability to design, manufacture and sell the company’s products and, if any of those events were to occur, the company cannot be certain that the company would be able to shift its design, engineering and manufacturing operations to alternative sites in a timely manner or at all. Any such disruption could therefore materially affect the company’s business, financial condition or results of operations.

Regulation of production facilities

The company’s production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of the company’s operations require permits and controls to monitor or prevent pollution. The company has incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials the company need for the company’s manufacturing process.

The company’s manufacturing process results in the emission of greenhouse gases such as carbon dioxide. The EU Emissions Trading Scheme, an EU-wide system in which allowances to emit greenhouse gases are issued and traded, is anticipated to cover more industrial facilities and become progressively more stringent over time, including by reducing the number of allowances that will be allocated free of cost to manufacturing facilities. In addition, a number of further legislative and regulatory measures to address greenhouse gas emissions, including national laws and the Kyoto Protocol, are in various phases of discussion or implementation. These measures could result in increased costs to: (i) operate and maintain the company’s production facilities; (ii) install new emissions controls; (iii) purchase or otherwise obtain allowances to emit greenhouse gases; and (iv) administer and manage the company’s greenhouse gas emissions programme.

Many of the company’s sites have an extended history of industrial activity. The company may be required to investigate and remediate contamination at those sites, as well as properties the company formerly operated, regardless of whether the company caused the contamination or the activity causing the contamination was legal at the time it occurred. In connection with contaminated properties, as well as the company’s operations generally, the company also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by the company’s operations, facilities or products. The company could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if the company fails to accurately predict the amount or timing of such costs, the related impact on the company’s business, financial condition or results of operations could be material.

The company has a reasonably good health and safety record. The company maintains its plant and facilities well with a view to meeting these regulatory requirements and has also in place a compliance reporting and monitoring process which should help to mitigate risk.

Input prices

Prices of commodities used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium, can be volatile. Further, with the global economy coming out of recession and increasing consumption in the emerging markets, prices of these commodities are likely to remain high and may rise significantly.

In addition, an increased price and supply risk could arise from the supply of rare and frequently sought raw materials for which demand is high, especially those used in vehicle electronics such as rare earths, which are predominantly found in China. In the past, China limited the export of rare earths from time to time. If the company is unable to

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find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, the company’s vehicle production, business and results from operations could be affected.

The company continues to pursue cost reduction, value engineering and such other initiatives to mitigate the risk of increasing input costs and supplements these efforts through the use of fixed price supply contracts with tenors of up to 12 months for energy and commodities wherever possible.

The company uses derivative contracts to hedge some commodity costs.

Product liability, warranties and recalls

The company is subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety related issues affecting its products. In addition, product recalls can cause the company’s consumers to question the safety or reliability of the company’s vehicles and harm the company’s reputation. Any harm to the reputation of any one of the company’s models can result in a substantial loss of customers.

Furthermore, the company may also be subject to class actions or other large scale product liability or other lawsuits in various jurisdictions in which the company have a significant presence. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across the company’s brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect the company’s business.

The company monitors its warranty performance very closely as this is a significant potential cost to the business and to customers’ expectations of its brands.

The company expends resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labour required to remove and replace the defective part to ensure that consumers do not question the safety or reliability of its vehicles and harm its reputation.

The company constantly monitor vehicles in service through regular data feeds from dealerships globally in order to identify trends and customer satisfaction. This helps the company to put in place appropriate actions to manage recalls and minimise warranty claims. The company also develops dealer technical updates to provide awareness of known vehicle faults, which is in line with general industry practices.

Information Technology

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Like any other business with complex manufacturing, research, procurement, sales and marketing and financing operations, the company is exposed to a variety of operational risks and, if the protection measures put in place prove insufficient, the company’s results of operations and financial conditions can be materially affected.

As part of the long-term development strategy under Tata, the company is reviewing its IT resources to ensure that they provide it with a “best in class” framework for running and managing its business. The company has a number of IT controls to help prevent significant issues in the case of IT failure. These include back-up systems and a comprehensive disaster recovery plan. These controls are monitored by the company’s internal audit function and are Sarbanes Oxley (S-Ox) compliant.

The company has an IT usage policy which is communicated to all staff when they join the company and there are regular reminders provided by the IT department. This policy is designed to prevent unauthorised software being used in breach of licensing rules and potentially introducing malicious software onto the system. The policy also aims to support the company’s diversity policy by preventing the use of offensive, sexist or racist language through IT communications.

Industry competition

The global automotive industry, including the premium passenger car segment, is highly competitive and competition is likely to further intensify in view of the continuing globalisation and consolidation in the worldwide automotive industry. There is a strong trend among market participants in the premium automotive industry towards intensifying efforts to retain their competitive position in established markets while also developing a presence in more profitable and fast growing emerging markets, such as China, India, Russia, Brazil and other parts of Asia. A range of factors affect the competitive environment, including, among other things, quality and features of vehicles, innovation, development time, ability to control costs, pricing, reliability, safety, fuel economy, environmental impact and perception thereof, customer service and financing terms. The company places emphasis on monitoring markets and competitors in order to develop the appropriate strategies to remain competitive.

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

Customer demands

Customer preferences, especially in many of the more mature markets, show an overall trend towards smaller and more fuel efficient and environmentally friendly vehicles. In many markets, these preferences are driven by customers’ environmental concerns, increasing fuel prices and government regulations, such as regulations regarding the level of CO2 emissions, speed limits and higher taxes on sports utility vehicles or premium automobiles.

Such a general shift in consumer preference towards smaller and more environmentally friendly vehicles could materially affect the company’s ability to sell premium passenger cars and large or medium sized all-terrain vehicles at current or targeted volume levels. In addition, there is a risk that the company’s quality standards can only be maintained by incurring substantial costs for monitoring and quality assurance. For the company’s customers, one of the determining factors in purchasing the company’s vehicles is the high quality of the products. A decrease in the quality of the company’s vehicles (or if the public were to have the impression that such a decrease in quality had occurred) could damage the company’s image and reputation as a premium automobile manufacturer and in turn materially affect the company’s business, results of operations and financial condition.

The company operates in the premium performance car and all-terrain vehicle segments, which are very specific segments of the premium passenger car market. Accordingly, the company’s performance is linked to market conditions and consumer demand in those two market segments. Other premium performance car manufacturers operate in a broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Any downturn or reduced demand for premium passenger cars and all-terrain vehicles in the geographic markets in which the company operate could have a more pronounced effect on the company’s performance and earnings than would have been the case if the company had operated in a larger number of different market segments.

Customers also demand continued improvement in quality. As a premium manufacturer, the company recognises this and has in place a higher level of focus on the key levers that affect quality. In particular, the company’s product design and development process has been reorganised to proactively address any potential risks to achieving a high quality product, but also manufacturing plants all the way to dealerships globally and their interaction with the customer.

Consumer finance and used car valuations

During the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Any reduction in the supply of available consumer finance in the future would make it more difficult for some of the company’s customers to purchase the company’s vehicles and could put it under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for the company’s vehicles.

Further, the company offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, the company may be adversely affected by movements in used car valuations in these markets.

The company has arrangements in place with FGA Capital, a joint venture between Fiat Auto and Credit Agricole (FGAC) for UK and European consumer finance, Chase Auto Finance in North America, and has similar arrangements with local providers in a number of other key markets. In 2014, Lloyds Black Horse is planned to become the financial service provider for the UK. The company works closely with its commercial finance providers to minimize the risk around residual values which in turn reduces the level of lease subvention.

Key markets

The company has a significant presence in the United Kingdom, Chinese, North American and continental European markets from which the company derives approximately three-quarters of the company’s revenues. The global economic downturn significantly impacted the automotive industry in these markets in 2009. Although demand in these markets has recovered strongly, a decline in demand for the company’s vehicles in these major markets may in the future significantly impair the company’s business, financial position and results of operations. The company’s strategy, which includes new product launches and expansion into growing markets, such as China, India, Russia and Brazil is designed to mitigate a decrease in demand for the company’s products in mature markets in the future.

The company’s growth strategy has a level of dependency on the expansion of the company’s operations in other parts of the world, including China, India, Russia, Brazil and other parts of Asia, which feature higher growth potential than many of the more mature automotive markets. If the company is unable to manage risks related to the company’s expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, the company’s business, results of operations and financial condition could be adversely affected or the company’s investments could be lost.

ANNUAL REPORT // 99

Credit and liquidity risks

The company’s main sources of liquidity are cash generated from operations and external debt, including term debt, revolving credit factoring and working capital facilities. During the economic downturn in 2009 the company also received financial support in the form of loans and preference shares from the company’s parent company TML.

Adverse changes in the global economic and financial environment may result in lower consumer demand for vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for the company’s business and operations. If the global economy goes back into recession and consumer demand for the company’s vehicles drops, as a result of higher oil prices, excessive public debt or for any other reasons, and the supply of external financing becomes limited, the company may again face significant liquidity risks.

As at 31 March 2013, on a consolidated level, the company had cash and cash equivalents of £2,072 million and short term deposits of between 3-12 months duration of £775 million as well as and undrawn committed facilities of £865 million. The company generally pools cash from its subsidiaries to Jaguar Land Rover Limited, the primary operating company in the group, in the UK. At 31 March 2013, the company had £696 million of cash and cash equivalents in subsidiaries of Jaguar Land Rover outside the United Kingdom. A significant portion of this amount is subject to restrictions or impediments on the ability of the company’s subsidiaries in certain countries to transfer cash across the group, primarily in JLR China which generally is restricted to paying an annual dividend.

Labour relations

In general, the company considers its labour relations with all of its employees, a substantial portion belong to unions, to be good. However, in the future the company may face labour unrest, at the company’s own facilities or those of the company’s suppliers, which may delay or disrupt the company’s operations in the affected regions, including the sourcing of raw materials and parts, the manufacture, sales and distribution of vehicles and the provision of services. If work stoppages or lock-outs at the company’s facilities or at the facilities of the company’s major suppliers occur or continue for a long period of time, the company’s business, financial condition and results of operations may be materially affected. The company manages union relations with proactive consultation.

Key personnel

The company believes that the company’s growth and future success depend in large part on the skills of the company’s workforce, including executives and officers, as well as the designers and engineers. The loss of the services of one or more of these employees could impair the company’s ability to continue to implement its business strategy. The company’s success also depends, in part, on the company’s continued ability to attract and retain experienced and qualified employees, particularly qualified engineers with expertise in automotive design and production. The competition for such employees is intense, and the company’s inability to continue to attract, retain and motivate employees could adversely affect its business and plans to invest in the development of new designs and products.

Pension obligations

The company provides post-retirement and pension benefits to the company’s employees, some of which are defined benefit plans. The company’s pension liabilities are generally funded and the pension plan assets are particularly significant. As part of the company’s Strategic Business Review process, the company closed the Jaguar Land Rover defined benefit pension plans to new joiners as at 19 April 2010. All new employees since that date have joined a new defined contribution pension plan.

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2012 and completed in 2013, indicated a shortfall in the assets of the schemes as at April 2012, versus the actuarially determined liabilities as at April 2012, of £702 million.

As part of the valuation process the company agreed a schedule of contributions, together with the expected investment performance of the assets of the schemes, expected to eliminate the deficit by 2022 including an incremental deficit contribution of £100 million made in March 2013. The company also reached agreement with the trustees to cancel security arrangements in favour of the pension fund trustees agreed in prior valuation as of April 2009.

This security was released in March 2013. The next actuarial valuation will be as at April 2015 and would be expected to be completed by 2016.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact the company’s pension liabilities or assets and consequently increase funding requirements, which in future could adversely affect the company’s financial condition and results of operations.

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Insurance coverage

While the company believes that the insurance coverage that the company it maintains is reasonably adequate to cover all normal risks associated with the operation of the company’s business, there can be no assurance that any claim under the company’s insurance policies will be honoured fully or timely, the company’s insurance coverage will be sufficient in any respect or the company’s insurance premiums will not increase substantially. Accordingly, to the extent that the company suffers loss or damage that is not covered by insurance or which exceeds the company’s insurance coverage or the company has to pay higher insurance premiums, the company’s financial condition may be affected.

Corporate governance and public disclosure

The company is affected by the corporate governance and disclosure requirements of the company’s own listing, on the Euro MTF market and also its parent, Tata Motors, which is listed on the Bombay Stock Exchange, the National Stock Exchange of India and the New York Stock Exchange (the “NYSE”). Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002 and SEC regulations, Securities and Exchange Board of India (the “SEBI”) regulations, the NYSE listing rules and Indian stock market listing regulations, have increased the compliance complexity for the company’s parent company and, indirectly, for the company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. The company is committed to maintaining high standards of corporate governance and public disclosure. However, the company’s efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, there can be no guarantee that the company will always succeed in complying with all applicable laws, regulations and standards.

Impact of political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labour strikes and other risks

The company’s products are exported to a number of geographical markets and the company plan to expand the company’s international operations further in the future. Consequently, the company is subject to various risks associated with conducting the company’s business both within and outside the company’s domestic market and the company’s operations may be subject to political instability, wars, terrorism, regional and / or multinational conflicts, natural disasters, fuel shortages, epidemics and labour strikes. In addition, conducting business internationally, especially in emerging markets, exposes it to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. Any significant or prolonged disruptions or delays in the company’s operations related to these risks could adversely impact the company’s results of operations.

Charitable donations

The company and those that work for it are involved in many charitable activities across the globe. It is the company’s strong belief that it should play an active role in the communities, both local and worldwide. Given the number of charities and the need to assess the impact of any donations and potential tax consequences, the company can only make contributions to a limited number of charitable causes which have been formally approved. As a result, no one is authorised to make any charitable contributions on behalf of the company without the necessary approval.

Political involvement and contributions

The company encourages employees to participate as individual citizens in political and government affairs. The company respects an employee’s right to use their own time and resources to support the political activities of their choice. The company itself operates under legal limitations on its ability to engage in political activities, and even where there are no legal restrictions, the company does not typically make contributions to political candidates or political parties or permit campaigning on its property by political candidates (including those who work for Jaguar Land Rover) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements.

ANNUAL REPORT // 101

RELATED PARTY TRANSACTIONS

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of the company. The group routinely enters into transactions with these related parties in the ordinary course of business. The group enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation. Further details of related party transaction are set out in Note 36 to the Consolidated Financial Statements.

ACQUISITIONS AND DISPOSALS

The company made no material acquisitions or disposals in the period covered by these accounts.

OFF-BALANCE SHEET ARRANGEMENTS

The company has no off-balance sheet financial arrangements.

CONTINGENCIES

In the normal course of business, the company faces claims and assertions by various parties. The company assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in the company’s financial statements, if material. Where potential losses are considered possible, but not probable, the company provides disclosure in the company’s financial statements, if material, but the company does not record a liability in the company’s accounts unless the loss becomes probable.

There are various claims against the company, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the company or its dealers. The company believes that none of these contingencies, either individually or in aggregate, would have a material adverse effect on the company’s financial condition, results of operations or cash flow.

COMMITMENTS

The company has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £288 million at 31 March 2013. The company has entered into various contracts with suppliers and contractors which include obligations aggregating £887 million at 31 March 2013, to purchase minimum or fixed quantities of material.

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BOARD OF DIRECTORS

Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of Jaguar Land Rover is Abbey Road, Whitley, Coventry CV3 4L, United Kingdom.

The table below provides information with respect to members of the Board of Directors of Jaguar Land Rover.

Board practices

The Board consists of one executive director and four non-executive directors of whom two are independent non-executive directors.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Chief Executive Officer to perform the day to day activities of the company.

The Board, along with its committees, provides leadership and guidance to the company's management, particularly with respect to corporate governance, business strategies and growth plans, the consideration of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, and the review of the company's plans and targets.

The Board has delegated powers to the committees of the Board through written / stated terms of reference and oversees the functioning operations of the Committees through various circulars and minutes. The Board also undertakes the company's subsidiaries' oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.

CORPORATE GOVERNANCE

The Board has delegated powers to the committees of the Board through written / stated terms of reference and oversees the functioning operations of the committees through various circulars and minutes. The Board also undertakes the company's subsidiaries' oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.

Audit Committee

The Audit Committee independently reviews the adequacy and effectiveness of risk management across the company together with the integrity of the financial statements, including a review of the significant financial reporting judgments contained in them. It is comprised of Nasser Munjee and Andrew Robb, who have recent and relevant financial experience.

The scope of the Audit Committee includes:

- Reviewing the annual and all interim financial statements prior to submission to the Board and the shareholder, with particular reference to.
- Critical accounting policies and practices and any changes to them, off-balance sheet structures, related party transactions and contingent liabilities.
- Audit, legal and tax and accounting updates.
- Unusual or exceptional transactions.
- Major accounting entries involving estimates based on the exercise of judgment, including provisions for impairment and other major items.
- The auditors' report and any qualifications or emphases therein, taking particular note of any audit differences or adjustments arising from the audit.

BOARD OF DIRECTORS

Name	Position	Year appointed as Director
Cyrus P Mistry	Chairman and Director	2012
Ratan N. Tata	Chairman and Director *(resigned 2012)*	2008
Ravi Kant	Director *(resigned 2012)*	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Chandrasekaren Ramakrishnan	Director	2012
Nasser Mukhtar Munjee	Director	2012

ANNUAL REPORT // 103

— Reviewing the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the company’s group, with particular regard to compliance with the provisions of Section 404 of the Sarbanes OxleyAct and other relevant regulations and to disclosures from the Chief Executive Officer or Chief Financial Officer, with particular reference to any material weaknesses or significant deficiencies in the design or operation of the company’s internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process and report financial data and to receive reports from the external and internal auditors with respect to these matters.

— Assessing the reliability and integrity of the company’s accounting policies and financial reporting and disclosure practices and processes.

In relation to internal audits, the Audit Committee has responsibility to:

— review on a regular basis the adequacy of internal audit functions, including the internal audit charter, the structure of the internal audit department, approval of the audit plan and its execution, staffing and seniority of the official heading the department, reporting structure, budget, coverage and the frequency of internal audit;

— review the regular internal reports to management prepared by the internal audit department as well as management’s response thereto;

— review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

— discuss with internal auditors any significant findings and follow-up thereon; and

— review internal audit reports relating to internal control weaknesses.

In relation to external auditors, the Audit Committee has responsibility to:

— oversee the appointment of the external auditors, to approve their terms of engagement, including fees, and the nature and scope of their work;

— review their performance every year and to pre-approve any provision of non-audit services by the external auditors;

— establish a clear hiring policy in respect of employees or former employees of the external auditors and monitor the implementation of that policy; and

— evaluate the external auditors by reviewing annually the firm’s independence, its internal quality control procedures, any material issues raised by the most recent quality control or peer review of the firm, and the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits carried out by the firm within the last five years.

In relation to subsidiary company oversight, the Audit Committee has responsibility to review:

— To oversee the operation and maintenance of procedures for receiving, processing and recording complaints regarding accounting, internal controls or auditing matters and for the confidential submission by employees of concerns regarding allegedly questionable or illegal practices. The Audit Committee shall ensure that these arrangements allow independent investigation of such matters and appropriate follow up action.

— To oversee controls designed to prevent fraud and to review all reports of instances of fraud.

— To satisfy itself that group policy on ethics is followed and to review any issues of conflict of interest, ethical conduct or compliance with law, including competition law, brought to its attention.

— To oversee legal compliance in the company’s group.

— To conduct and supervise such investigations or enquiries as the Board may require.

Remuneration Committee

The Remuneration Committee is comprised of Cyrus Mistry and Andrew Robb. The Remuneration Committee may, at the company’s expense, obtain outside legal or other independent professional advice and secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

The scope of the Remuneration Committee is to:

— review and approve any proposals regarding the remuneration (including base salary, bonus, long term incentives, retention awards and pension arrangements) of directors;

— review and approve all bonus plans and long term incentive plans at leadership level 5 and above (including the structure of the plans, and whether, and at what level, the plans should pay out);

— review and approve changes to any pension plans; and

— regularly review independent data regarding the competitive position of salaries and benefits and make recommendations, as appropriate.

Executive Committee

The Executive Committee is comprised of the Chief Executive Officer and his direct reports. The objective of the Executive Committee is to provide strategic management, to achieve business results and to ensure compliance and control using various assurance tools and functions such as an independent internal audit function, a risk and assurance committee and a legal compliance office.

The Executive Committee is responsible for the executive management of the business and the strategic direction of the company. It is also responsible for risk management across the company, the communication of policy requirements and the review and approval of the risk management

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policy and framework. The Executive Committee identifies strategic risk, debates strategies and commits the allocation of key resources to manage key and emerging risk factors. Within this role, the Executive Committee defines, sponsors, supports, debates and challenges risk management activity across the group.

Risk and Assurance Committee

The Risk and Assurance Committee is responsible for the on-going development and co-ordination of the system of risk management as well as the consolidation, challenge and reporting of all risk management information. It provides support and guidance on the application of risk management across the company.

AUDIT

During the period, Deloitte LLP were reappointed as auditors to the company and certain subsidiary companies.

Statement of disclosure of information to auditors

In the case of each of the persons who are directors at the time when the report is approved under section 414 of the Companies Act, 2006 the following applies:

— so far as the directors are aware, there is no relevant audit information of which the group’s auditors are unaware; and

— the directors have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the group’s auditors are aware of that information.

ACKNOWLEDGEMENT

The Directors wish to convey their appreciation to all of the employees for their continued commitment, effort and contribution in supporting the delivery of the company’s record performance. The Directors would also like to extend thanks to all other key stakeholders for the continued support to the company and their confidence in its management.

By order of the board

Whitley, Warwickshire

2013

Statement of directors’ responsibilities in respect of the directors’ report and the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU). The financial statements are required by law to be properly prepared in accordance with IFRSs as adopted by the European Union and the Companies Act 2006.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and presentation of financial statements’.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

— properly select and apply accounting policies;

— present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

— provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

— make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

We confirm to the best of our knowledge the financial statements, prepared in accordance with International Financial Reporting Standards as approved by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole.

These financial statements were approved by the board of directors on 23 July 2013.

ANNUAL REPORT // 105

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC

We have audited the financial statements of Jaguar Land Rover Automotive PLC for the year ended 31 March 2013 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Equity and the related notes

1 to 53. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the

Parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities

Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s and the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

• the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 March 2013 and of the group’s profit for the period then ended;

• the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

• the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and

• the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards to the group financial statements, Article 4 of IAS Regulation.

Opinion in relation to IFRSs as issued by the IASB

As explained in Note 2 to the group financial statements, the group in addition to complying with it’s legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the group financial statements comply with IFRSs as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Directors’

Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

• adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

• the parent company financial statements are not in agreement with the accounting records and returns; or

• certain disclosures of directors’ remuneration specified by law are not made; or

• we have not received all the information and explanations we require for our audit.

Richard Knights

Senior statutory auditor for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditor Birmingham, United Kingdom

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Jaguar Land Rover

Headquarters

ANNUAL REPORT // 107

ACCOUNTS INFORMATION

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A fine line: Jaguar XF body panels at Castle Bromwich manufacturing facility

ANNUAL REPORT // 109

JAGUAR LAND ROVER CONSOLIDATED

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Year ended 31 March (£ millions) Note 2013 2012 2011

Revenue 4 15,783.7 13,511.7 9,870.7

Material and other cost of sales 6 (9,904.4) (8,732.7) (6,178.1)

Employee cost 7 (1,333.2) (1,011.3) (789.0)

Other expenses 6 (3,074.9) (2,529.3) (1,969.4)

Development costs capitalised 3 860.1 750.7 531.1

Other income 70.7 37.8 36.4

Depreciation and amortisation (621.5) (465.5) (396.3)

Foreign exchange (loss) /gain (108.7) 14.3 32.9

Finance income 10 33.7 16.2 9.7

Finance expense (net) 10 (18.1) (85.2) (33.1)

Share of loss from joint venture (12.4) - -

Net income before tax 5 1,675.0 1,506.7 1,114.9

Income tax expense 18 (460.0) (25.6) (79.0)

Net income attributable to shareholders 1,215.0 1,481.1 1,035.9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 March (£ millions) Note 2013 2012 2011

Net income 1,215.0 1,481.1 1,035.9

Other comprehensive (loss) /income:

Currency translation differences - - 123.4

(Loss) /gain on effective cash flow hedges (287.7) (35.6) 42.7

Cash flow hedges recognised in foreign exchange in the consolidated income statement 58.7 (19.7) (13.2)

Actuarial losses 30 (346.6) (149.9) (321.1)

Total comprehensive income before tax impact 639.4 1,275.9 867.7

Tax impact 125.3 172.9 -

Total comprehensive income attributable to shareholders 764.7 1,448.8 867.7

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CONSOLIDATED BALANCE SHEET

As at 31 March (£ millions) Note 2013 2012 2011

Non-current assets

Equity accounted investees 13 59.5 1.4 0.3

Other financial assets 17 194.8 106.9 68.5

Property, plant and equipment 19 2,335.1 1,585.9 1,230.8

Pension asset 30 0.4 1.9 0.9

Intangible assets 20 3,522.2 2,801.0 2,144.6

Other assets 16 7.5 11.5 -

Deferred income taxes 23 508.2 473.8 112.2

Total non-current assets 6,627.7 4,982.4 3,557.3

Current assets

Cash and cash equivalents 11 2,072.2 2,430.4 1,028.3

Short term deposits 775.0 - -

Trade receivables 927.1 662.2 567.2

Other financial assets 14 176.0 182.8 61.5

Inventories 15 1,794.7 1,496.8 1,155.6

Other current assets 16 434.5 457.0 293.2

Current income tax assets 29.7 5.5 12.5

Total current assets 6,209.2 5,234.7 3,118.3

Total assets 12,836.9 10,217.1 6,675.6

Current liabilities

Accounts payable 25 4,226.9 3,284.7 2,384.8

Short term borrowings and current portion of long term debt 26 327.8 489.7 863.4

Other financial liabilities 21 433.3 312.7 132.9

Provisions 24 334.4 279.5 246.3

Other current liabilities 22 482.0 559.3 360.2

Current income tax liabilities 192.3 115.2 79.8

Total current liabilities 5,996.7 5,041.1 4,067.4

Non-current liabilities

Long term debt 26 1,839.0 1,484.4 518.1

Other financial liabilities 21 227.2 72.5 20.4

Non-current income tax liabilities - 18.3 -

Deferred tax 23 85.7 0.5 1.6

Other liabilities 22 24.0 4.8 -

Provisions 24 1,125.5 671.3 592.7

Total non-current liabilities 3,301.4 2,251.8 1,132.8

Total liabilities 9,298.1 7,292.9 5,200.2

ANNUAL REPORT // 111

CONSOLIDATED BALANCE SHEET (CONTINUED)

As at 31 March (£ millions) Note 2013 2012 2011

Equity attributable to shareholders

Ordinary shares 27 1,500.6 1,500.6 1,500.6

Capital redemption reserve 28 166.7 166.7 166.7

Reserves / (accumulated deficit) 28 1,871.5 1,256.9 (191.9)

Equity attributable to shareholders 3,538.8 2,924.2 1,475.4

Total liabilities and equity 12,836.9 10,217.1 6,675.6

These consolidated financial statements were approved by the board of directors on 23/07/13 and signed on its behalf by:

Dr Ralf Speth Chief Executive Officer

Company Registered number

06477691

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(£ millions) Ordinary shares

Capital redemption reserve Reserves / (accumulated deficit)

Total equity

Balance at 31 March 2012 1,500.6 166.7 1,256.9 2,924.2

Income for the year - - 1,215.0 1,215.0

Other comprehensive loss for the year - - (450.3) (450.3)

Total comprehensive income - - 764.7 764.7

Dividend paid - - (150.1) (150.1)

Balance at 31 March 2013 1,500.6 166.7 1,871.5 3,538.8

Balance at 31 March 2011 1,500.6 166.79 (191.9) 1,475.4

Income for the year - - 1,481.1 1,481.1

Other comprehensive loss for the year - - (32.3) (32.3)

Total comprehensive income - - 1,448.8 1,448.8

Balance at 31 March 2012 1,500.6 166.7 1,256.9 2,924.2

Balance at 31 March 2010 644.6 - (1,107.4) (462.8)

Income for the year - - 1,035.9 1,035.9

Other comprehensive loss for the year - - (168.2) (168.2)

Total comprehensive income - - 867.7 867.7

Cancellation of preference shares - - 47.8 47.8

Issue of ordinary shares 856.0 166.7 - 1,022.7

Balance at 31 March 2011 1,500.6 166.7 (191.9) 1,475.4

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CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March (£ millions) 2013 2012 2011

Cash flows from operating activities

Net income attributable to shareholders 1,215.0 1,481.1 1,035.9

Adjustments for:

Depreciation and amortisation 621.5 465.5 396.3

Loss on sale of property, plant, equipment and software 1.7 8.5 5.8

Foreign exchange loss /(gain) on loans 36.5 10.8 (17.1)

Income tax expense 460.0 25.6 79.0

Gain on embedded derivative (47.0) - -

Finance expense (net of capitalised interest) 18.1 85.2 33.1

Finance income (33.7) (16.2) (9.7)

Foreign exchange loss on derivatives 11.1 58.8 0.5

Loss / (income) received from associates 12.4 (0.3) (2.0)

Cash flows from operating activities before changes in assets and liabilities 2,295.6 2,119.0 1,521.8

Cash paid on option premia - - (16.2)

Trade receivables (264.9) (95.0) 102.2

Finance receivables 0.6 - -

Other financial assets (243.2) 9.8 16.9

Other current assets 22.5 (159.3) (67.7)

Inventories (283.5) (341.2) (160.2)

Other non-current assets 1.4 (3.4) (0.5)

Accounts payable 797.3 893.6 421.4

Other current liabilities (77.3) 199.2 65.1

Other financial liabilities 245.3 54.7 (18.2)

Other non-current liabilities 14.4 4.8 (132.3)

Provisions 168.7 (31.2) 5.8

Cash generated from operations 2,676.9 2651.0 1,738.1

Income tax paid (247.9) (150.9) (92.9)

Net cash from operating activities 2,429.0 2,500.1 1,645.2

Cash flows used in investing activities

Investment in associate (70.5) (0.8) -

Movements in other restricted deposits 53.7 (147.4) (3.1)

Investment in short term deposits (775.0) - -

Purchases of property, plant and equipment (890.9) (595.8) (207.7)

Proceeds from sale of property, plant and equipment 3.2 - 3.7

Cash paid for intangible assets (958.6) (813.9) (573.4)

Finance income received 29.1 16.1 9.1

Dividends received from associates - - 2.0

Net cash used in investing activities (2,609.0) (1,541.8) (769.4)

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114

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 March (£ millions)	2013	2012	2011
Cash flows from financing activities			
Finance expenses and fees paid	(178.9)	(128.2)	(74.2)
Proceeds from issuance of short term debt	87.8	104.6	9.2
Repayment of short term debt	(249.8)	(655.0)	(477.7)
Payments of lease liabilities	(4.5)	(4.1)	(4.1)
Proceeds from issuance of long term debt	317.3	1,500.0	20.4
Repayment of long term debt	-	(373.5)	(1.0)
Dividends paid	(150.1)	-	-
Net cash (used in) /from financing activities	**(178.2)**	**443.8**	**(527.4)**
Net change in cash and cash equivalents	(358.2)	1,402.1	348.4
Cash and cash equivalents at beginning of year	2,430.4	1,028.3	679.9
Cash and cash equivalents at end of year	**2,072.2**	**2,430.4**	**1,028.3**

NOTES

Forming part of the financial statements

1. BACKGROUND AND OPERATIONS

Jaguar Land Rover Automotive PLC and its subsidiaries (collectively referred to "the group" or "JLR"), designs, manufactures and sells a wide range of automotive vehicles. In December 2012 the company name was changed from Jaguar Land Rover PLC to Jaguar Land Rover Automotive PLC.

The company is a public limited company incorporated and domiciled in the UK and has its registered office at Whitley, Coventry, England.

The company is a subsidiary of Tata Motors Limited, India ("TATA Motors") and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high performance luxury saloons, specialist sports cars and four wheel drive off-road vehicles.

Balance sheet numbers for 2011 have been disclosed solely for the information of the users.

2. ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as "IFRS") as approved by the EU. There is no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board ("IASB").

The company has taken advantage of s.408 of the Companies Act 2006 and therefore the accounts do not include the income statement of the company on a stand-alone basis.

BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

GOING CONCERN

The directors have considered the financial position of the group at 31 March 2013 (net assets of £3,538.8 million (2012: £2,924.2 million, 2011: £1,475.4 million)) and the projected cash flows and financial performance of the group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course.

The directors have taken actions to ensure that appropriate long term cash resources are in place at the date of signing the accounts to fund group operations. The directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met.

Therefore the directors consider, after making

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appropriate enquiries and taking into consideration the risks and uncertainties facing the group, that the group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly they continue to adopt the going concern basis in preparing these financial statements.

BASIS OF CONSOLIDATION

SUBSIDIARIES

The consolidated financial statements include Jaguar Land Rover Automotive PLC and its subsidiaries. Subsidiaries are entities controlled by the company. Control exists when the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealised profits are eliminated in full on consolidation.

ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (EQUITY ACCOUNTED INVESTEES)

Associates are those entities in which the company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the company holds between 20 and 50 per cent of the voting power of another entity. Jointly controlled entities are those entities over whose activities the company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Equity accounted investees are accounted for using the equity method and are recognised initially at cost. The company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the company’s share of the income and expenses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the company has an obligation or has made payments on behalf of the investee.

When the company transacts with an associate or jointly controlled entity of the company, profits and losses are eliminated to the extent of the company’s interest in its associate or jointly controlled entity.

BUSINESS COMBINATION

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognised in net income / (loss) as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

Purchase consideration in excess of the company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Excess of the company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognised, after reassessment of fair value of net assets acquired, in the consolidated income statement.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the following notes: (i) Note 19 – Property, plant and equipment – the group applies judgement in determining the estimate useful life of assets.

(ii) Note 20 – Intangible assets – management applies significant judgement in establishing the applicable criteria for capitalisation of appropriate product development costs and impairment of indefinite life intangible assets.

(iii) Note 23 – Deferred tax – management applies judgement in establishing the timing of the recognition of deferred tax assets relating to historic losses. (iv) Note 24 – Provision for product warranty - it is necessary for group to assess the provision for anticipated lifetime warranty and campaign costs. The valuation of warranty and campaign provisions requires a significant amount of judgement and the requirement to form appropriate assumptions around expected future costs.

(v) Note 30 – Assets and obligations relating to employee benefits – it is necessary for actuarial

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assumptions to be made, including discount and mortality rates and the long-term rate of return upon scheme assets. The group engages a qualified actuary to assist with determining the assumptions to be made when evaluating these liabilities. (vi) Note 33 – Financial Instruments – the group enters into complex financial instruments and therefore appropriate accounting for these requires judgement around the valuations. Embedded derivatives relating to pre-payment options on senior notes are not considered closely related and are separately accounted for unless the exercise price of these options is approximately equal, on each exercise date, to the amortised cost of the senior notes.

REVENUE RECOGNITION

Revenue is measured at fair value of consideration received or receivable.

Sale of products

The group recognises revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products is presented net of excise duty where applicable and other indirect taxes.

Revenues are recognised when collectability of the resulting receivable is reasonably assured.

COST RECOGNITION

Costs and expenses are recognised when incurred and are classified according to their nature.

Expenditure capitalised represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction of product development undertaken by the group.

PROVISIONS

A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Residual risk

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

FOREIGN CURRENCY

At 31 March 2013, 31 March 2012 and 31 March 2011, the parent company, Jaguar Land Rover Automotive PLC, has a functional currency of GBP. The presentation currency of the group consolidated accounts is GBP as that is the primary economic environment of the group’s key manufacturing and selling operations.

Prior to the capital reorganisation in Jaguar Land Rover PLC on 31 March 2011, the parent company had a functional currency of USD.

The functional currency of the non-UK selling operations is GBP based on management control being in the UK and this is the currency that primarily influences sales prices and the main currency for the retention of operating income.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement.

INCOME TAXES

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement except, when they relate to items that are recognised outside net income / (loss) (whether in other comprehensive income or directly in equity), in which case tax is also recognised outside net income, or where they arise from the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary

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differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first in first out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the group and are amortised in changes in stocks and work in progress to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.

Freehold land is measured at cost and is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years) Buildings Plant and equipment Computers Vehicles Furniture and fixtures	20 to 40 3 to 30 3 to 6 3 to 10 3 to 20

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation is complete and the asset is ready for its intended use. Capital-work-in-progress includes capital prepayments.

INTANGIBLE ASSETS

Intangible assets purchased including those acquired in business combination, are measured at cost or fair value as of the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Amortisation is provided on a straight-line basis over the estimated useful lives of the intangible assets as per details below:

Estimated amortisation period (years) Patents and technological know-how Customer related – Dealer network Product development Intellectual property rights and other Software	2 to 12 20 2 to 10 Indefinite life 2 to 8

The amortisation for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital-work-in-progress includes capital advances. Customer related intangibles consist of order backlog and dealer network.

INTERNALLY GENERATED INTANGIBLE ASSETS

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the group has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based

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on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortised over a period of between 24 months and 120 months.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.

LEASES

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognised on the group’s balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease.

IMPAIRMENT

Property, plant and equipment and other intangible assets At each balance sheet date, the group assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

GOVERNMENT GRANTS

Government grants are recognised when there is reasonable assurance that the entity will comply with the relevant conditions and the grant will be received.

Grants are recognised in profit or loss on a systematic basis when the entity recognises, as expenses, the related costs that the grants are intended to compensate.

Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset.

Government grants related to income are either presented as an offset against the related expenditure or included in other income. This choice of presentation is applied consistently to all government grant income.

EMPLOYEE BENEFITS

Pension plans

The group operates several defined benefit pension plans, which are contracted out of the second state pension scheme. The assets of the plans are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service year as set out in the rules of each fund.

Contributions to the plans by the group take into consideration the results of actuarial valuations. The plans with a surplus position at the year end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised.

The UK defined benefit schemes were closed to new joiners in April 2010.

A separate defined contribution plan is available to new employees of JLR. Costs in respect of this plan are charged to the income statement as incurred.

Post-retirement Medicare scheme

Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the group as part of an Early Separation Scheme, on medical grounds or due to

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permanent disablement are also covered under the scheme. Such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognised in other comprehensive income in the year in which they arise.Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise.

Measurement date

The measurement date of retirement plans is

31 March.

FINANCIAL INSTRUMENTS

Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through net income, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through net income and other financial liabilities.

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through net income. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets and financial liabilities at fair value through net income Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets.

Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein, other than impairment losses which are recognised directly in other comprehensive income, net of applicable deferred income taxes.

Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

When the financial asset is derecognised, the cumulative gain or loss in equity is transferred to the consolidated income statement.

Equity instruments

An equity instrument in any contract that evidences residual interests in the assets of the group after deducting all of its liabilities. Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities

These are measured at amortised cost using the effective interest method.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

Derecognition of financial assets and financial liabilities

The group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities are derecognised when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

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Impairment of financial assets

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Loans and receivables

Objective evidence of impairment includes default in payments with respect to amounts receivable from customers.

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the income statement.

Equity investments

Impairment loss on equity investments carried at cost is not reversed.

Hedge accounting

The group uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The group designates these forward contracts and options in a cash flow hedging relationship by applying the hedge accounting principles.

These forward contracts and options are stated at fair value at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions occurs.

For options, the time value is not considered part of the hedge, and this is treated as an ineffective hedge portion and recognised immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement for the year.

NEW ACCOUNTING PRONOUNCEMENTS

The company adopted/early adopted following standards/amendments to standards and interpretations:

IFRS 7 was amended in October 2010, as part of Improvements to IFRSs 2010. The effect of the amendment was to help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendment is effective for annual periods beginning on or after July 1, 2011.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards to; Replace references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’, thus eliminating the need for companies adopting IFRSs for the first time to restate derecognition transactions that occurred before the date of transition to IFRS; and provide guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. The standard is effective for annual periods beginning on or after July 1, 2011.

Amendment to IAS 12 Income Taxes was issued by the IASB in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 Deferred Tax: Recovery of Underlying Assets is effective for annual periods beginning on or after January 01, 2012.

None of these have impacted on the group results in any period.

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the company. The company is evaluating the impact of these pronouncements on the consolidated financial statements:

An Amendment to IAS 27 Separate Financial Statements (2011) was issued during the year. This now only deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments. The Standard also deals with the recognition of dividends, certain group reorganisations and includes a number of disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013, with

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early application permitted.

IAS 28 Investments in Associates and Joint Ventures (2011) was issued in 2011. This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines ‘significant influence’ and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

Amendments to IAS 1 Financial Statement Presentation. This amendment revises the way other comprehensive income is presented. Effective for annual periods beginning on or after July 1, 2012 with early adoption permitted.

IFRS 7 Financial Instruments disclosure requirements were amended. Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

IAS 32 Financial Instruments: Presentation amended to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’; the application of simultaneous realisation and settlement; the offsetting of collateral amounts; the unit of account for applying the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014. Early application is permitted. IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The standard is effective for annual periods beginning on or after 1 January 2013, with early application permitted.

IFRS 11 Joint Arrangements classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted IFRS 12 Disclosure of Interests in Other Entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines ‘fair value’ and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is applicable prospectively from the beginning of the annual period in which the standard is adopted. The standard is effective for annual periods beginning on or after January

1, 2013, with early application permitted. IFRS 9 Financial Instruments was issued by IASB in November 2009 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets. The standard will be effective for annual periods beginning on or after January

1, 2015, with early application permitted. IFRS 9 Financial Instruments (2010) was issued by IASB in 2010 as part of its project for revision of the accounting guidance for financial instruments. A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

IAS 19 Employee Benefits (2011). An amended version of IAS 19 Employee Benefits with revised requirements for pensions and other post-retirement

ANNUAL REPORT // 121

(2. ACCOUNTING POLICIES )

benefits, termination benefits and other changes. The key amendments include; requiring the recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements (eliminating the ‘corridor approach’ permitted by the existing IAS 19); Introducing enhanced disclosures about defined benefit plans; Modifying accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; Clarifying various miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; Incorporating other matters submitted to the IFRS Interpretations Committee. The standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRIC Interpretation IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. The standard will be effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 1 relating to Government Loans. Amends IFRS 1 First-time Adoption of International Financial Reporting Standards to address how a first-time adopter would account for a government loan with a below-market rate of interest when transitioning to IFRSs. The standard will be effective for annual periods beginning on or after January 1, 2013.

The following new IFRSs were issued during the year and these standards have not yet been endorsed by the EU:

Amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief in by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The standard will be effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements to; Provide ‘investment entities’ (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments Recognition and Measurement; Require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries; Require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). These are effective for periods beginning on or after 1 January 2014.

Improvements to IFRSs. This is a collection of amendments to certain International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, This amends five pronouncements (plus consequential amendments to various others) in this cycle of annual improvements.

Key amendments include; IFRS 1 - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets; IAS 1 — Clarification of the requirements for comparative information; IAS 16 — Classification of servicing equipment; IAS 32 — Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes; IAS 34 — Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments. These are effective for periods beginning on or after 1 January 2013.

JAGUAR LAND ROVER // 2012/13

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3. RESEARCH AND DEVELOPMENT

Year ended 31 March (£ millions)	2013	2012	2011
Total R&D costs	1,057.7	900.0	650.5
R&D expensed	(197.6)	(149.3)	(119.4)
Development costs capitalised	**860.1**	**750.7**	**531.1**
Interest capitalised	109.7	74.0	50.8
Total Research and Development additions	**969.8**	**824.7**	**581.9**

4. REVENUE

Year ended 31 March (£ millions)	2013	2012	2011
Sale of goods	15,783.7	13,511.7	9,870.7
Total revenues	**15,783.7**	**13,511.7**	**9,870.7**

5. NET INCOME

Expense / (income) included in net income for the year are the following:

Year ended 31 March (£ millions)	2013	2012	2011
Net foreign exchange	108.7	(14.3)	(32.9)
Derivative at fair value through income statement	21.4	58.6	1.1
Depreciation of property, plant and equipment	274.4	234.1	242.8
Amortisation of intangible assets (excluding internally generated development costs)	50.6	48.1	53.5
Amortisation of internally generated development costs	296.5	183.3	105.4
Research and development expense	197.6	149.3	119.4
Operating lease rentals in respect of plant, property and equipment	26.4	19.1	16.4
Loss on disposal of fixed assets	1.7	8.5	5.8
Government grants	(44.0)	-	-
Auditor remuneration – audit services (see below)	3.3	3.6	2.4

Total government grants of £62.4 million were accounted for in the year.
A grant of £26.4 million was awarded for investment in manufacturing facility equipment (£8.8 million) and a commitment to provide sustainable employment for an agreed duration (£17.6 million). A grant of £36.0 million was awarded for supporting regional development and a commitment to maintain the company's role as general distributor, retaining regional business and sustain its current business scale in the respective market.

Year ended 31 March (£ millions)	2013	2012	2011
Fees payable to the company's auditors for the audit of the company's annual accounts	0.1	0.1	0.1
Fees payable to the company's auditors & their associates for other services to the group			
- audit of the company's subsidiaries	2.7	2.4	2.0
Total audit fees	**2.8**	**2.5**	**2.1**
Audit related assurance services	0.2	0.3	0.3
Other assurance services	0.3	0.8	-
Total audit and related fees	**3.3**	**3.6**	**2.4**

Fees payable to Deloitte LLP and their associates for non-audit services to the company are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

ANNUAL REPORT // 123

124

6. MATERIAL COST OF SALES AND OTHER EXPENSES

Year ended 31 March (£ millions)	2013	2012	2011
Included in material cost of sales:			
Changes in inventories of finished goods and work in progress	308.6	317.4	171.6
Purchase of products for sale	(838.6)	(791.7)	(714.3)
Raw materials and consumables	(9,374.4)	(8,258.4)	(5,635.4)
Included in other expenses:			
Stores, spare parts and tools	81.2	57.6	76.7
Freight cost	436.7	342.6	216.6
Works, operations and other costs	1,303.4	1,075.0	784.2
Repairs	11.6	10.7	20.8
Power and fuel	56.6	49.1	41.7
Rent, rates and other taxes	33.5	27.2	20.7
Insurance	15.6	18.8	11.2
Warranty	461.6	371.5	332.4
Publicity	674.7	576.8	465.1

7. STAFF NUMBERS AND COSTS

Year ended 31 March (£ millions)	2013	2012	2011
Wages and salaries	1,020.1	776.5	617.4
Social security costs and benefits	152.0	107.3	82.6
Pension costs	161.1	127.5	89.0
Total staff costs	**1,333.2**	**1,011.3**	**789.0**

Average staff numbers year ended 31 March 2013	Non Agency	Agency	Total
Manufacturing	9,801	4,310	14,111
Research and development	3,940	1,665	5,605
Other	4,091	1,106	5,197
Total staff numbers	**17,832**	**7,081**	**24,913**

Average staff numbers year ended 31 March 2012	Non Agency	Agency	Total
Manufacturing	8,702	2,899	11,601
Research and development	3,548	1,231	4,779
Other	3,596	911	4,507
Total staff numbers	**15,846**	**5,041**	**20,887**

Average staff numbers year ended 31 March 2011	Non Agency	Agency	Total
Manufacturing	8,534	703	9,237
Research and development	3,384	941	4,325
Other	3,157	536	**3,693**
Total staff numbers	**15,075**	**2,180**	**17,255**

JAGUAR LAND ROVER // 2012/13

Overview | Brands | Technology | Sustainability | Responsibility | Employees | Financials | Accounts

8. DIRECTORS’ EMOLUMENTS
Year ended 31 March (£)	2013	2012	2011
Directors’ emoluments	2,097,405	7,875,898	2,114,209
	2,097,405	7,875,898	2,114,209

The aggregate of emoluments and amounts receivable under the long term incentive plan (LTIP) of the highest paid director was £1,905,298 (2012: £2,739,517, 2011: £1,345,291). During the year, the highest paid director did not receive any LTIP awards.

9. LONG TERM INCENTIVE PLAN (LTIP)

The group operates an LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the achievement of internal profitability targets over the 3 year vesting period and continued employment at the end of the vesting period.

Year ended 31 March (number)	2013	2012	2011
Outstanding at the beginning of the year	2,934,435	351,392	-
Granted during the year	1,935,130	327,318	351,392
Vested in the year	(491,029)	(91,823)	-
Forfeited in the year	(160,735)	-	-
Outstanding at the end of the year	4,217,801	586,887	351,392
Outstanding at March 2012 post 5:1 share split	-	2,934,435	-

During the prior year, following the granting and exercising of the options in the table above, Tata Motors Limited performed a 5:1 share split. The actual amount of share options outstanding at the end of March 2012 was therefore 2,934,435. The weighted average share price of the 491,029 phantom stock awards vesting in the year was £4.18 (2012: £12.75, 2011: Nil).

At the balance sheet date, the exercise price of the outstanding options was nil. The weighted average remaining contractual life of the outstanding awards is 1.5 years.

The amount charged in the year in relation to the long term incentive plan was £5.4 million (2012: £4.3 million, 2011: £2.8 million).

The fair value of the options was calculated using a Black Scholes model at the grant date. The fair value is updated at each reporting date as the options are accounted for as cash settled under IFRS 2. The inputs into the model are based on the Tata Motors Limited historic data and the risk-free rate is calculated on government bond rates. The inputs used are:

As at 31 March	2013	2012	2011
Risk-Free rate (%)	0.26	0.49	1.55
Dividend yield (%)	1.57	1.44	1.17
Weighted average fair value per phantom share	£3.74	£4.08	£18.31

ANNUAL REPORT // 125

126

10. FINANCE INCOME AND EXPENSE

Recognised in net income

Year ended 31 March (£ millions)	2013	2012	2011
Finance income	33.7	16.2	9.7
Total finance income	**33.7**	**16.2**	**9.7**
Total interest expense on financial liabilities measured at amortised cost	(176.2)	(166.1)	(83.8)
Unwind of discount on provisions	1.4	6.9	(0.1)
Interest capitalised	109.7	74.0	50.8
Total finance expense	**(65.1)**	**(85.2)**	**(33.1)**
Embedded derivative value	47.0	-	-
Total finance income / (expense)	**15.6**	**(69.0)**	**(23.4)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 8.0% (2012: 7.9%, 2011: 7.1%)

11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March (£ millions)	2013	2012	2011
Cash and cash equivalents	2,072.2	2,430.4	1,028.3
	2,072.2	**2,430.4**	**1,028.3**

The group holds £2,072.2 million (2012: £2,430.4 million, 2011: £1,028.3 million) cash and cash equivalents of which £524.4 million (2012: £453.5 million, 2011: £220.6 million) is in China. With exception of cash balances held in China (see below), all cash held in the group can be utilized across all the group's manufacturing and sales operations.

Due to Chinese foreign exchange controls, there are restrictions on taking cash out of the country. These controls limit the group's ability to utilise the cash held in China in all markets. At 31 March 2013, it is considered that all (2012: £372.9 million, 2011: all) of this cash can be utilised against current liabilities in China and therefore the restrictions on movement do not curtail the group's liquidity position.

12. ALLOWANCES FOR TRADE AND OTHER RECEIVABLES

Changes in the allowances for trade and other receivables are as follows:

Year ended 31 March (£ millions)	2013	2012	2011
At beginning of year	13.2	10.1	16.3
Allowance made during the year	(1.1)	4.6	1.5
Written off	(1.8)	(1.5)	(7.7)
At end of year	**10.3**	**13.2**	**10.1**

13. INVESTMENTS

Investments consist of the following:

As at 31 March (£ millions)	2013	2012	2011
Equity accounted investees	59.5	1.4	0.3
	59.5	**1.4**	**0.3**

During the year, the company acquired a 50% stake in Suzhou Chery Jaguar Land Rover Trading Co. Limited for £1.0 million and a 50% stake in Chery Jaguar Land Rover Automotive Co. Limited for £69.5 million. The company's share of net assets at acquisition of Suzhou Chery Jaguar Land Rover Trading Co. Limited were £1.0 million and the company's share of net assets at acquisition of Chery Jaguar Land Rover Automotive Co. Limited were £69.5 million. No dividend was received in the year from Suzhou Chery Jaguar Land Rover Trading Co. Limited or Chery Jaguar Land Rover Automotive Co. Limited.

JAGUAR LAND ROVER // 2012/13

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(13. INVESTMENTS)

The group has the following investments:

Jaguar Land Rover Schweiz AG	10.0% interest in the ordinary share capital
Jaguar Cars Finance Limited	49.9% interest in the ordinary share capital
Spark 44 Limited	50.0% interest in the ordinary share capital
Suzhou Chery Jaguar Land Rover Trading Co. Ltd	50.0% interest in the ordinary share capital
Chery Jaguar Land Rover Automotive Co. Ltd	50.0% interest in the ordinary share capital

The principal activity of Jaguar Land Rover Schweiz AG is the sale of automotive vehicle and parts. The principal activity of Jaguar Cars Finance Limited was the provision of credit finance. The principle activity of Spark 44 is the provision of advertising services. The principle activity of Suzhou Chery Jaguar Land Rover Trading Co. Limited is the assembly of motor vehicles. The principle activity of Chery Jaguar Land Rover Automotive Co. Limited is the assembly of motor vehicles.

JAGUAR CARS FINANCE LIMITED (49.9%)

The total assets, liabilities and profit of Jaguar Cars Finance Limited at the balance sheet date of 30 September 2012 are below.

(£ thousands)	2013	2012	2011
Current assets	89	606	2,946
Current liabilities	(1)	(370)	(719)
Net assets	**88**	**236**	**2,227**
Income	2	6	2,561
Expenses	-	(2)	(717)

SPARK 44 LIMITED (50%)

Spark 44 Limited is equity accounted as a joint venture.

(£ thousands)	2013	2012
Long-term assets	341	414
Current assets	2,053	2,157
Current liabilities	(1,070)	(1,902)
Long-term liabilities	(66)	(25)
Net assets	**1,258**	**644**
Income	6,986	4,653
Expenses	(6,375)	(4,382)

SUZHOU CHERY JAGUAR LAND ROVER TRADING CO.LIMITED (50%)

Suzhou Chery Jaguar Land Rover Trading Co. Limited was established in April 2012.
The company is equity accounted as a joint venture.

(£ thousands)	2013
Long-term assets	94
Current assets	14,972
Current liabilities	(17,206)
Long-term liabilities	(7)
Net assets	(2,147)
Income	-
Expenses	(3,050)

ANNUAL REPORT // 127

128

CHERY JAGUAR LAND ROVER AUTOMOTIVE CO.LTD (50%)

Chery Jaguar Land Rover Automotive Co. Limited was established in January 2013.
The company is equity accounted as a joint venture.

(£ thousands)	2013
Long-term assets	9,558
Current assets	68,185
Current liabilities	(13,644)
Long-term liabilities	-
Net assets	64,099
Income	67
Expenses	(10,024)

14. OTHER FINANCIAL ASSETS – CURRENT

As at 31 March (£ millions)	2013	2012	2011
Advances and other receivables recoverable in cash	24.6	0.1	8.1
Derivative financial instruments	31.0	48.4	49.7
Restricted cash	109.7	131.4	-
Other	10.7	2.9	3.7
	176.0	**182.8**	**61.5**

£109.7 million (2012: £131.4 million, 2011: £Nil) of the restricted cash is held as security in relation to bank loans.
The amount is pledged until the loans reach their respective conclusion.

15. INVENTORIES

As at 31 March (£ millions)	2013	2012	2011
Raw materials and consumables	51.3	62.3	38.5
Work in progress	197.1	169.4	87.1
Finished goods	1,546.3	1,265.1	1,030.0
	1,794.7	**1,496.8**	**1,155.6**

Inventories of finished goods include £171.2 million (2012: £133.9 million, 2011: £117.1 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.
Cost of inventories (including cost of purchased products) recognised as expense during the year amounted to £11,150.8 million (2012: £9,674.2 million, 2011: £7,011.7 million).
During the year, the group recorded inventory write-down expense of £33.0 million (2012: £11.1 million, 2011: £12.2 million). The write- down is included in cost of sales. No previous write-downs have been reversed in any period. Inventories with a net book value of £Nil (2012: £68.6 million, 2011: £66.7 million) are pledged as security in respect of certain bank loans.

JAGUAR LAND ROVER // 2012/13

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16. OTHER ASSETS

As at 31 March (£ millions)	2013	2012	2011
Current			
Recoverable VAT	378.0	408.8	258.2
Prepaid expenses	56.5	48.2	35.0
	434.5	**457.0**	**293.2**

As at 31 March (£ millions)	2013	2012	2011
Non-current			
Prepaid expenses	4.7	9.0	-
Other	2.8	2.5	-
	7.5	**11.5**	-

17. OTHER FINANCIAL ASSETS (NON CURRENT)

As at 31 March (£ millions)	2013	2012	2011
Restricted cash	48.7	80.7	64.6
Derivative financial instruments	122.4	23.3	-
Others	23.7	2.9	3.9
	194.8	**106.9**	**68.5**

£47.0 million (2012: £77.1 million, 2011: £49.1 million) of the restricted cash is held as security in relation to vehicles ultimately sold on lease. The amount is pledged until the leases reach their respective conclusion.

ANNUAL REPORT // 129

130

18. TAXATION

Recognised in the income statement

Year ended 31 March (£ millions)	2013	2012	2011
Current tax expense			
Current year	305.7	206.4	113.5
Adjustments for prior years	(20.0)	9.0	32.3
Current income tax expense	**285.7**	**215.4**	**145.8**
Deferred tax expense / (income)			
Origination and reversal of temporary differences	137.9	(178.9)	(34.7)
Adjustments for prior years	28.5	(10.9)	(32.1)
Rate change	7.9	-	-
Deferred tax expense/(income)	**174.3**	**(189.8)**	**(66.8)**
Total income tax expense	**460.0**	**25.6**	**79.0**

Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submission of tax computations.

Reconciliation of effective tax rate

Year ended 31 March (£ millions)	2013	2012	2011
Net income attributable to shareholders for the period/year	1,215.0	1,481.1	1,035.9
Total income tax expense	460.0	25.6	79.0
Net income excluding taxation	**1,675.0**	**1,506.7**	**1,114.9**
Income tax expense using the tax rates applicable to individual entities of 2013: 24.2% (2012: 26.4%, 2011:27.4%)	405.5	398.1	305.6
Enhanced deductions for research and development	(33.0)	(38.5)	(27.0)
Non-deductible expenses	11.4	6.4	6.2
Recognition of deferred tax on property, plant and equipment that was not previously recognised	-	-	(132.2)
Losses on which deferred tax was not previously recognised	-	(382.1)	(106.6)
Other timing differences	-	-	(3.3)
Deferred tax on employee benefits not previously recognised	-	-	13.7
Changes in tax rate	7.9	-	-
Overseas unremitted earnings	56.8	43.6	22.4
Share of profits in joint ventures	2.9	-	-
Under / (over) provided in prior years	8.5	(1.9)	0.2
Total income tax expense	**460.0**	**25.6**	**79.0**

The UK Finance Act 2012 was enacted during the period and included provisions for a reduction in the UK corporation tax rate to 23% with effect from 1 April 2013. Accordingly, UK deferred tax has been provided at 23% (2012: 24%; 2011: 26%). Further UK tax rate reductions to 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015 have been proposed by the UK Government. These further tax rate reductions had not been substantively enacted by the balance sheet date and therefore have not been reflected in these financial statements.

JAGUAR LAND ROVER // 2012/13

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19. PROPERTY, PLANT AND EQUIPMENT

(£ millions)	Land and Buildings	Plant and Equipment	Vehicles	Computers	Fixtures & Fittings	Leased Assets	Under Construction	Total
Cost								
Balance at 1 April 2010	334.6	1,142.9	1.5	11.8	17.4	35.1	28.7	1,572.0
Additions	6.2	166.6	10.0	2.2	5.5	-	54.3	244.8
Disposals	(3.8)	(45.0)	(0.9)	(2.6)	(6.0)	-	-	(58.3)
Balance at 31 March 2011	**337.0**	**1,264.5**	**10.6**	**11.4**	**16.9**	**35.1**	**83.0**	**1,758.5**
Balance at 1 April 2011	337.0	1,264.5	10.6	11.4	16.9	35.1	83.0	1,758.5
Additions	30.1	491.2	13.9	3.2	5.9		53.4	597.7
Disposals	(1.7)	(14.6)	(4.8)	(0.1)	(1.1)	-	-	(22.3)
Balance at 31 March 2012	**365.4**	**1,741.1**	**19.7**	**14.5**	**21.7**	**35.1**	**136.4**	**2,333.9**
Balance at 1 April 2012	365.4	1,741.1	19.7	14.5	21.7	35.1	136.4	2,333.9
Additions	30.9	808.0	3.7	1.0	11.7	8.1	179.4	1,042.8
Disposals	(13.8)	(50.1)	(19.5)	(0.9)	(4.1)	-	-	(88.4)
Balance at 31 March 2013	**382.5**	**2,499.0**	**3.9**	**14.6**	**29.3**	**43.2**	**315.8**	**3,288.3**
Depreciation and impairment								
Balance at 1 April 2010	41.2	270.4	0.9	3.9	12.3	7.1	-	335.8
Depreciation charge for the period	11.0	220.2	2.0	1.0	4.5	4.1	-	242.8
Disposals	(3.6)	(39.7)	(0.4)	(2.6)	(4.6)	-	-	(50.9)
Balance at 31 March 2011	**48.6**	**450.9**	**2.5**	**2.3**	**12.2**	**11.2**	**-**	**527.7**
Balance at 1 April 2011	48.6	450.9	2.5	2.3	12.2	11.2	-	527.7
Depreciation charge for the period	9.5	212.3	3.6	1.1	3.6	4.0	-	234.1
Disposals	-	(10.9)	(1.8)	(0.1)	(1.0)	-	-	(13.8)
Balance at 31 March 2012	**58.1**	**652.3**	**4.3**	**3.3**	**14.8**	**15.2**	**-**	**748.0**
Balance at 1 April 2012	58.1	652.3	4.3	3.3	14.8	15.2	-	748.0
Depreciation charge for the period	11.3	252.9	2.1	1.6	1.9	4.6	-	274.4
Disposals	(13.1)	(46.3)	(5.4)	(0.4)	(4.0)	-	-	(69.2)
Balance at 31 March 2013	**56.3**	**858.9**	**1.0**	**4.5**	**12.7**	**19.8**	**-**	**953.2**
Net book value								
At 31 March 2011	288.4	813.6	8.1	9.1	4.7	23.9	83.0	1,230.8
At 31 March 2012	307.3	1,088.8	15.4	11.2	6.9	19.9	136.4	1,585.9
At 31 March 2013	**326.2**	**1,640.1**	**2.9**	**10.1**	**16.6**	**23.4**	**315.8**	**2,335.1**

ANNUAL REPORT // 131

132

20. INTANGIBLE ASSETS

(£ millions)	Software	Patents and technological know-how	Customer related	Intellectual property rights & other intangibles	Product development in progress	Capitalised product development	Total
Cost							
Balance at 1 April 2010	82.9	147.0	88.7	618.3	489.6	374.9	1,801.4
Other additions – externally purchased	42.3	-	-	-	-	-	42.3
Other additions – internally developed	-	-	-	-	581.9	-	581.9
Capitalised product development - internally developed	-	-	-	-	(124.2)	124.2	-
Disposals	(4.7)	-	-	-	-	-	(4.7)
Balance at 31 March 2011	**120.5**	**147.0**	**88.7**	**618.3**	**947.3**	**499.1**	**2,420.9**
Balance at 1 April 2011	120.5	147.0	88.7	618.3	947.3	499.1	2,420.9
Other additions – externally purchased	63.1	-	-	-	-	-	63.1
Other additions – internally developed	-	-	-	-	824.7	-	824.7
Capitalised product development - internally developed	-	-	-	-	(479.9)	479.9	-
Disposals	(1.0)	-	-	-	-	-	(1.0)
Balance at 31 March 2012	**182.6**	**147.0**	**88.7**	**618.3**	**1,292.1**	**979.0**	**3,307.7**
Balance at 1 April 2012	182.6	147.0	88.7	618.3	1,292.1	979.0	3,307.7
Other additions – externally purchased	98.5	-	-	-	-	-	98.5
Other additions – internally developed	-	-	-	-	969.8	-	969.8
Capitalised product development - internally developed	-	-	-	-	(999.2)	999.2	-
Disposals	(34.1)	-	-	-	-	-	(34.1)
Balance at 31 March 2013	**247.0**	**147.0**	**88.7**	**618.3**	**1,262.7**	**1,978.2**	**4,341.9**

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(20. INTANGIBLE ASSETS)

(£ millions)	Software	Patents and technological know-how	Customer related	Intellectual property rights and other intangibles	Product development in progress	Capitalised product development	Total
Amortisation and impairment							
Balance at 1 April 2010	7.6	29.4	33.4	-	-	55.0	125.4
Amortisation for the year	38.2	12.3	3.0	-	-	100.0	153.5
Disposals	(2.6)	-	-	-	-	-	(2.6)
Balance at 31 March 2011	**43.2**	**41.7**	**36.4**	**-**	**-**	**155.0**	**276.3**
Balance at 1 April 2011	43.2	41.7	36.4	-	-	155.0	276.3
Amortisation for the year	32.8	12.3	3.0	-	-	183.3	231.4
Disposals	(1.0)	-	-	-	-	-	(1.0)
Balance at 31 March 2012	**75.0**	**54.0**	**39.4**	**-**	**-**	**338.3**	**506.7**
Balance at 1 April 2012	75.0	54.0	39.4	-	-	338.3	506.7
Amortisation for the year	31.6	16.0	3.0	-	-	296.5	347.1
Disposals	(34.1)	-	-	-	-	-	(34.1)
Balance at 31 March 2013	**72.5**	**70.0**	**42.4**	**-**	**-**	**634.8**	**819.7**
Net book value							
At 31 March 2011	77.3	105.3	52.3	618.3	947.3	344.1	2,144.6
At 31 March 2012	107.6	93.0	49.3	618.3	1,292.1	640.7	2,801.0
At 31 March 2013	**174.5**	**77.0**	**46.3**	**618.3**	**1,262.7**	**1,343.4**	**3,522.2**

IMPAIRMENT TESTING

The directors are of the view that there is a single cash generating unit. The intellectual property rights are deemed to have an indefinite useful life on the basis of the expected longevity of the brand names.
The recoverable amount of the cash generating unit has been calculated with reference to its value in use. The key features of this calculation are shown below:

As at 31 March	2013	2012	2011
Period on which management approved forecasts are based	5 years	4 years	5 years
Growth rate applied beyond approved forecast period	0%	0%	0%
Pre-tax discount rate	10.2%	10.8%	12.4%

The growth rates used in the value in use calculation reflect those inherent within the Business Plan which is primarily a function of the company's cycle plan assumptions, approved by the Board through to 2017/8. The cash flows are then extrapolated into perpetuity assuming a zero growth rate.
No reasonable change in any of the key assumptions would cause the recoverable amount calculated above to be less than the carrying value of the assets of the cash generating unit.

ANNUAL REPORT // 133

21. OTHER FINANCIAL LIABILITIES

As at 31 March (£ millions) 2013 2012 2011 Current Finance lease obligations 5.1 4.7 5.2 Interest accrued 38.9 46.5 1.1 Financial instruments 206.4 107.8 5.2 Liability for vehicles sold under a repurchase arrangement 182.9 153.7 121.4 433.3 312.7 132.9 Non-Current Finance lease obligations 18.3 15.1 18.7 Other payables 0.6 24.1 1.7 Long term derivatives 208.3 33.3 - 227.2 72.5 20.4

22. OTHER LIABILITIES

As at 31 March (£ millions) 2013 2012 2011 Current Liabilities for advances received 185.1 191.2 162.8 VAT 260.9 346.1 178.6 Others 36.0 22.0 18.8 482.0 559.3 360.2 Non-current Deferred revenue 13.3 4.8 - Others 10.7 - - 24.0 4.8 -

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23. DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax asset and liability for the year ended 31 March 2013:

(£ millions)	Opening balance	Recognised in net income	Recognised in other comprehensive income	Foreign Exchange	Closing balance)
Deferred tax assets					
Property, plant & equipment	145.0	0.3	-	-	145.3
Expenses deductible in future years:					
Provisions, allowances for doubtful receivables	136.1	49.1	-	(1.8)	183.4
Derivative financial instruments	18.3	(7.9)	50.0	-	60.4
Retirement benefits	100.0	(9.2)	72.9	-	163.7
Unrealised profit in inventory	77.2	(1.6)	-	-	75.6
Tax loss	614.0	(57.6)	-	-	556.4
Other	-	1.9	-	-	1.9
Total deferred tax asset	**1,090.6**	**(25.0)**	**122.9**	**(1.8)**	**1,186.7**
Deferred tax liabilities					
Property, plant & equipment	4.6	(1.9)	-	-	2.7
Intangible assets	544.4	131.5	-	-	675.9
Derivative financial instruments	3.0	(0.6)	(2.4)	-	-
Overseas unremitted earnings	65.3	20.3*	-	-	85.6
Total deferred tax liability	**617.3**	**149.3**	**(2.4)**	-	**764.2**
Held as deferred tax asset	**473.8**	**(89.1)**	**125.3**	**(1.8)**	**508.2**
Held as deferred tax liability	**(0.5)**	**(85.2)**	-	-	**(85.7)**

*Included within £20.3 million is a reversal of £38.9 million relating to withholding tax incurred on intercompany dividends paid in the year. In FY13 the group has continued to fully recognise the UK deferred tax asset in view of the continued profitability of the UK companies and of the business merger taking place on 1 January 2013

Significant components of deferred tax asset and liability for the year ended 31 March 2012:

(£ millions)	Opening balance	Recognised in net income	Recognised in other comprehensive income	Foreign Exchange	Closing balance
Deferred tax assets					
Property, plant & equipment	223.8	(78.8)	-	-	145.0
Expenses deductible in future years:					
Provisions, allowances for doubtful receivables	104.9	31.2	-	-	136.1
Derivative financial instruments	-	9.7	8.6	-	18.3
Retirement benefits	48.8	(107.8)	159.0	-	100.0
Unrealised profit in inventory	43.4	33.8	-	-	77.2
Tax loss	0.2	613.8	-	-	614.0
Total deferred tax asset	**421.1**	**501.9**	**167.6**	-	**1,090.6**
Deferred tax liabilities					
Property, plant & equipment	1.5	3.1	-	-	4.6
Intangible assets	275.1	269.3	-	-	544.4
Derivative financial instruments	11.6	(3.3)	(5.3)	-	3.0
Overseas unremitted earnings	22.3	43.0	-	-	65.3
Total deferred tax liability	**310.5**	**312.1**	**(5.3)**	-	**617.3**
Held as deferred tax asset	**112.2**	**188.7**	**172.9**	-	**473.8**
Held as deferred tax liability	**(1.6)**	**1.1**	-	-	**(0.5)**

ANNUAL REPORT // 135

136

(23. DEFERRED TAX ASSETS AND LIABILITIES)

In FY12, the company recognised all previously unrecognised unused tax losses and other temporary differences in the JLR business in the UK (£505.3 million) in light of the planned consolidation of the UK manufacturing business in FY13 and business forecasts showing continuing profitability. Accordingly, £149.5 million of previously unrecognised deductible temporary differences has been utilised to reduce current tax expense and previously unrecognized deferred tax benefit of £232.6 million and £123.2 million has been recognized in the statements of income and other comprehensive income respectively in FY12.

Significant components of deferred tax asset and liability for the year ended March 2011:

(£ millions)	Opening balance	Recognised in net income	Recognised in other comprehensive income	Foreign Exchange	Closing balance
Deferred tax assets					
Property, plant & equipment	179.1	44.7	-	-	223.8
Expenses deductible in future years:					
Provisions, allowances for doubtful receivables	39.9	65.0	-	-	104.9
Retirement benefits	46.9	(5.8)	7.7	-	48.8
Unrealised profit in inventory	8.6	34.8	-	-	43.4
Others	23.1	(22.9)	-	-	0.2
Total deferred tax asset	**297.6**	**115.8**	**7.7**	**-**	**421.1**
Deferred tax liabilities					
Property, plant & equipment	-	1.5	-	-	1.5
Intangible assets	253.8	21.3	-	-	275.1
Derivative financial instruments	-	3.9	7.7	-	11.6
Overseas unremitted earnings	-	22.3	-	-	22.3
Total deferred tax liability	**253.8**	**49.0**	**7.7**	**-**	**310.5**
Held as deferred tax asset	**45.4**	**66.8**	**-**	**-**	**112.2**
Held as deferred tax liability	**(1.6)**	**-**	**-**	**-**	**(1.6)**

24. PROVISIONS

As at 31 March (£ millions)	2013	2012	2011
Current			
Product warranty	316.5	261.1	226.3
Product liability	15.8	16.2	19.1
Provisions for residual risk	1.7	2.2	0.9
Other employee benefits obligations	0.4	-	-
Total current	**334.4**	**279.5**	**246.3**
Non current			
Defined benefit obligations	657.8	326.9	290.5
Other employee benefits obligations	7.2	2.2	1.0
Product warranty	425.8	308.1	276.8
Provision for residual risk	12.9	13.9	6.1
Provision for environmental liability	21.8	20.2	18.3
Total non-current	**1,125.5**	**671.3**	**592.7**

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(24. PROVISIONS)

Year ended 31 March (£ millions)	2013	2012	2011
Product warranty			
Opening balance	569.2	503.1	476.4
Provision made during the year	461.7	371.5	332.4
Provision used during the year	(287.2)	(298.5)	(305.8)
Impact of discounting	(1.4)	(6.9)	0.1
Closing balance	**742.3**	**569.2**	**503.1**
Product liability			
Opening balance	16.2	19.1	30.6
Provision made during the year	5.8	17.2	6.8
Provision used during the year	(6.2)	(20.1)	(18.3)
Closing balance	**15.8**	**16.2**	**19.1**
Residual risk			
Opening balance	16.1	7.0	15.8
Provision made during the year	-	9.1	22.5
Provision used during the year	(0.9)	-	(31.3)
Unused amounts released in the year	(0.6)	-	-
Closing balance	**14.6**	**16.1**	**7.0**
Environmental liability			
Opening balance	20.2	18.3	18.8
Provision made during the year	3.0	2.6	-
Provision used during the year	(1.4)	(0.7)	(0.5)
Closing balance	**21.8**	**20.2**	**18.3**

WARRANTY PROVISION

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year of up to five years after purchase, dependent on the market in which the purchase occurred. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The warranty provision was previously presented with the impact of inflation included in the discounting rate.A change in accounting estimate increased warranty provisions in the year by nil (2012: nil, 2011:£9.2 million)

PRODUCT LIABILITY PROVISION

A product liability provision is maintained in respect of known litigation which the group is party to. In the main these claims pertain to motor accident claims and consumer complaints.

RESIDUAL RISK PROVISION

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on a leasing arrangement. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

ENVIRONMENTAL RISK PROVISION

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

ANNUAL REPORT // 137

138

25. ACCOUNTS PAYABLE

As at 31 March (£ millions)	2013	2012	2011
Trade payables	2,627.9	2,272.0	1,627.4
Liabilities to employees	106.2	87.4	75.5
Liabilities for expenses	1,276.8	856.3	615.0
Capital creditors	216.0	69.0	66.9
	4,226.9	**3,284.7**	**2,384.8**

26. INTEREST BEARING LOANS AND BORROWINGS

As at 31 March (£ millions)	2013	2012	2011
EURO MTF listed bond	1,839.0	1,484.4	-
Loans from banks	327.8	332.6	789.5
Redeemable preference shares classified as debt	-	157.1	157.1
Other loans	-	-	434.9
Finance lease liabilities	23.4	19.8	23.9
	2,190.2	**1,993.9**	**1,405.4**
Less:			
Current bank loan	(327.8)	(332.4)	(428.5)
Current other loans	-	(157.3)	(434.9)
Short term borrowings	**(327.8)**	**(489.7)**	**(863.4)**
Current portion of finance lease liabilities	(5.1)	(4.7)	(5.2)
Long term debt	**1,857.3**	**1,499.5**	**536.8**
Held as long term debt	1,839.0	1,484.4	518.1
Held as long term finance leases	18.3	15.1	18.7
Short term borrowings:			
Bank loan	327.8	332.6	428.5
Redeemable preference shares classified as debt	-	157.1	-
Loans from parent	-	-	434.9
Short term borrowings	**327.8**	**489.7**	**863.4**
Long term borrowings:			
Bank loan	-	-	361.0
Redeemable preference shares classified as debt	-	-	157.1
Other loans	-	-	-
EURO MTF listed debt	1,839.0	1,484.4	-
Long term debt	**1,839.0**	**1,484.4**	**518.1**

Certain loans from banks availed by some of the subsidiary companies carry covenants placing certain restrictions on repayment of intra group loans and payments of dividends.

EURO MTF LISTED DEBT

The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the bonds are as follows:

- £500 million Senior Notes due 2018 at a coupon of 8.125% per annum - Issued May 2011
- $410 million Senior Notes due 2018 at a coupon of 7.75% per annum - Issued May 2011.
- $410 million Senior Notes due 2021 at a coupon of 8.125% per annum - Issued May 2011.
- £500 million Senior Notes due 2020 at a coupon of 8.25% per annum - Issued March 2012.

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(26. INTEREST BEARING LOANS AND BORROWINGS)

• $500 million Senior Notes due 2023 at a coupon of 5.625% per annum - Issued January 2013. The bond funds raised were used to repay both long and short term debt and provide additional cash facilities for the group. Further information relating to the bond may be found in the borrowings and description of indebtedness section within the management discussion and analysis to the front of these financial statements.

PREFERENCE SHARES CLASSIFIED AS DEBT

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the company available for distribution shall be applied first to holders of preference shares the sum of £1 per share together with a sum equal to any arrears and accruals of preference dividend. The company may redeem the preference shares at any time, but must do so, not later than ten years after the date of issue. The holders may demand repayment with one month’s notice at any time. On redemption, the company shall pay £1 per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the company. In June 2012, £157.1 million of preference shares were repaid and no preference shares remain outstanding.

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2013 are set out below, including estimated interest payments and excluding the effect of netting agreements and assumes the debt will be repaid at the maturity date.

As at 31 March (£ millions)	2013	2012	2011
Due in
1 year or less	482.5	474.1	898.7
2nd and 3rd years	296.1	267.8	213.8
4th and 5th years	288.3	267.8	149.0
More than 5 years	2,151.7	2,022.8	298.3
	3,218.6	3,032.5	1,559.8

27. CAPITAL AND RESERVES

As at 31 March (£ millions)	2013	2012	2011
Allotted, called up and fully paid
1,500,642,163 Ordinary shares of £1 each	1,500.6	1,500.6	1,500.6
Nil (Mar 2012 and 2011: 157,052,620) 7.25% Preference shares of £1 each	-	157.1	157.1
	1,500.6	1,657.7	1,657.7
Presented as equity	1,500.6	1,500.6	1,500.6
Presented as debt	-	157.1	157.1

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company.

Preference shares contain no right to vote upon any resolution at any general meeting of the company.

MOVEMENTS IN SHARE CAPITAL OF THE COMPANY

In May 2010, £47.8 million of USD preference shares were cancelled.

In November 2010, $298 million of preference shares were converted to short term debt.

In March 2011, the USD ordinary shares and the USD preference shares were converted to GBP ordinary shares and preference shares. The total share capital was reduced and a capital redemption reserve of £166.7 million was created. £250 million of the new preference shares were converted into short-term debt.

In June 2012, £157.1 million of preference shares were repaid.

ANNUAL REPORT // 139

140

28. OTHER RESERVES

The movement of other reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Pension reserve	Profit & loss reserve	Total reserves / accumulated deficit
Balance at 1 April 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9
Net profit for the year	-	-	-	1,215.0	1,215.0
Movements in employee benefit plan	-	-	(346.6)	-	(346.6)
Cash flow hedges booked in equity	-	(287.7)	-	-	(287.7)
Cash flow hedges moved from equity and recognised in the income statement	-	58.7	-	-	58.7
Tax booked through other comprehensive income	-	65.8	72.9	-	138.7
Tax impact of items reclassified from other comprehensive income	-	(13.4)	-	-	(13.4)
Dividend paid	-	-	-	(150.1)	(150.1)
Balance at 31 March 2013	**(383.3)**	**(196.2)**	**(799.8)**	**3,250.8**	**1,871.5**
Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net profit for the year	-	-	-	1,481.1	1,481.1
Movements in employee benefit plan	-	-	(149.9)	-	(149.9)
Cash flow hedges booked in equity	-	(35.6)	-	-	(35.6)
Cash flow hedges moved from equity and recognised in the income statement	-	(19.7)	-	-	(19.7)
Tax booked through other comprehensive income	-	8.5	159.0	-	167.5
Tax impact of items reclassified from other comprehensive income	-	5.4	-	-	5.4
Balance at 31 March 2012	**(383.3)**	**(19.6)**	**(526.1)**	**2,185.9**	**1,256.9**
Balance at 1 April 2010	(506.7)	-	(221.8)	(378.9)	(1,107.4)
Net profit for the year	-	-	-	1,035.9	1,035.9
Foreign currency translation	123.4	-	-	-	123.4
Movements in employee benefit plan	-	-	(321.1)	-	(321.1)
Cash flow hedges	-	29.5	-	-	29.5
Cancellation of preference shares	-	-	-	47.8	47.8
Tax booked through other comprehensive income	-	(7.7)	7.7	-	-
Balance at 31 March 2011	**(383.3)**	**21.8**	**(535.2)**	**704.8**	**(191.9)**

The movement in capital redemption reserve is as follows:

Year ended 31 March (£ millions)	2013	2012	2011
Balance at beginning of year	166.7	166.7	-
Created in the year on cancellation of share capital	-	-	166.7
Balance at end of year	**166.7**	**166.7**	**166.7**

29. DIVIDENDS

During the year ended 31 March 2013 an ordinary share dividend of £150.1 million was paid (2012 and 2011: Nil). Preference shares of £157.1 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14.0 million (2012: accrued £11.4 million, 2011: £Nil). A dividend of £150 million was proposed for the year ended 31 March 2013. This was paid in full in June 2013.

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30. EMPLOYEE BENEFITS

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosurepertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

Change in defined benefit obligation

Year ended 31 March (£ millions)	2013	2012	2011
Defined benefit obligation, beginning of the year	4,915.9	4,300.1	3,871.3
Service cost	117.4	102.3	106.4
Interest cost	253.3	239.8	216.1
Actuarial loss	850.6	366.5	226.3
Benefits paid	(129.4)	(113.5)	(128.6)
Member contributions	7.0	6.8	6.6
Prior service costs	5.7	14.8	5.0
Other adjustments	(0.5)	(0.2)	(1.4)
Foreign currency translation	1.6	(0.7)	(1.6)
Defined benefit obligation, at end of year	**6,021.6**	**4,915.9**	**4,300.1**

Change in plan assets

Year ended 31 March (£ millions)	2013	2012	2011
Fair value of plan assets at beginning of the year	4,706.9	4,172.0	3,806.5
Expected return on plan assets	223.0	240.2	241.6
Actuarial gain being actual return on assets differing from expected return on assets	388.8	171.2	30.5
Employer's contributions	168.1	230.6	218.3
Members contributions	7.0	6.8	6.6
Benefits paid	(129.4)	(113.5)	(128.6)
Plan combinations	-	-	(1.4)
Foreign currency translation	1.0	(0.3)	(1.5)
Other adjustment	(0.4)	(0.1)	-
Fair value of plan assets at end of year	**5,365.0**	**4,706.9**	**4,172.0**

The actual return on plan assets for the year was £611.8 million (2012: £411.4 million, 2011: £272.1 million)

Amounts recognised in the balance sheet consist of

As at 31 March (£ millions)	2013	2012	2011
Present value of unfunded defined benefit obligations	(1.2)	(1.3)	(1.1)
Present value of funded defined benefit obligations	(6,020.4)	(4,914.6)	(4,299.0)
Fair value of plan assets	5,365.0	4,706.9	4,172.0
Restriction of pension asset (as per IFRIC 14)	(0.8)	(28.0)	(33.7)
Onerous obligation	-	(88.0)	(127.8)
Net liability	**(675.4)**	**(325.0)**	**(289.6)**
Non-current assets	0.4	1.9	0.9
Non-current liabilities	(657.8)	(326.9)	(290.5)
Total net liability	**(657.4)**	**(325.0)**	**(289.6)**

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(30. EMPLOYEE BENEFITS)

Experience adjustments

Year ended 31 March (£ millions)	2013	2012	2011	2010	2009
Present value of defined benefit obligation	(6,021.4)	(4,915.9)	(4,300.1)	(3,871.3)	(3,045.1)
Fair value of plan assets	5,365.0	4,706.9	4,172.0	3,806.5	3,109.0
(Deficit) / surplus	(656.6)	(209.0)	(128.1)	(64.8)	63.9
Experience adjustments on plan liabilities (as a percentage of plan liabilities)	6.6 / 0.1%	74.9 / 1.6%	97.5 / 2.0%	(170.5) / (4.0%)	33.2 / (1.1%)
Experience adjustments on plan assets (as a percentage of plan assets)	388.8 / 7.2%	170.8 / 3.6%	30.5 / 0.7%	562.2 / 14.8%	673.1 / (21.6%)

Amount recognised in other comprehensive income

Year ended 31 March (£ millions)	2013	2012	2011
Actuarial loss	(461.8)	(195.3)	(195.8)
Change in restriction of pension asset (as per IFRIC 14)	27.2	5.6	(30.8)
Change in onerous obligation	88.0	39.8	(94.5)
	(346.6)	**(149.9)**	**(321.1)**

Net pension and post retirement cost consists of the following components

Year ended 31 March (£ millions)	2013	2012	2011
Current service cost	117.4	102.3	106.4
Prior service cost	5.7	14.8	5.0
Interest cost	253.3	239.8	216.1
Expected return on plan assets	(223.0)	(240.2)	(241.6)
Net periodic pension cost	**153.4**	**116.7**	**85.9**

The assumptions used in accounting for the pension plans are set out below:

Year ended 31 March (%)	2013	2012	2011
Discount rate	4.4	5.1	5.5
Rate of increase in compensation level of covered employees	3.9	3.8	3.9
Inflation increase	3.4	3.3	3.4
Expected rate of return on plan assets	4.7	4.8	6.2

For the valuation at 31 March 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 90% for males and 115% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2012) projections and an allowance for long term improvements of 1.25% per annum.

For the valuation at 31 March 2012 and 2011, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2011) projections and an allowance for long term improvements of 1.25% (2011: 1.00%) per annum. Changes in the mortality assumptions used in FY13 compared to FY12 have decreased the liability by £145.0 million (2012: increase of £47.0 million, 2011: increase of £283.7 million).

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Pension plans asset allocation by category:

Year ended 31 March (%)	2013	2012	2011
Asset category
Debt	64	64	62
Equities	19	22	29
Others	17	14	9

The expected return on assets assumptions are derived by considering the expected long-term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long-term rates of return on equities are derived from considering current risk free rates of return with the addition of an appropriate future risk premium from an analysis of historic returns in various countries. The long-term rates of return on bonds are set in line with market yields currently available at the statement of financial position date.

Significant actuarial assumptions used for the determination of the defined benefit obligation and service cost are discount rate and inflation rate. The sensitivity analysis below has been determined based on reasonable possible changes of the assumptions occurring at the end of the reporting period assuming that all other assumptions are held constant.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by £340.8 million	Decrease/increase by £6.9 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by £289.7 million	Increase/decrease by £7.0 million

The expected net periodic pension cost for FY13 is £245.0 million. The group expects to contribute £213.3 million to its plans in FY13.

DEFINED CONTRIBUTION PLAN

The group’s contribution to defined contribution plans aggregated £11.7 million (2012: £10.8 million, 2011: £3.4 million).

31. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations or cash flows.

LITIGATION

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £15.9 million (2012: £9.9 million, 2011: £10.8 million) against the company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

OTHER CLAIMS

The Group has not made any provisions for £Nil (2012: £1.9 million, 2011: £1.3 million) of tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the Group.

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(31. COMMITMENTS AND CONTINGENCIES)

COMMITMENTS

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £287.5 million (2012: £545.2 million, 2011: £451.5 million) and £Nil (2012: £Nil, 2011: £3.5 million) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £886.8 million (2012: £865.8 million, 2011: £689.0 million) to purchase minimum or fixed quantities of material.

For commitments related to leases, see note 34.

Inventory of £Nil million (2012: £68.6 million, 2011: £66.7 million) and trade receivables with a carrying amount of £241.5 million (2012: £142.9 million, 2011: £268.9 million) and property, plant and equipment with a carrying amount of £Nil (2012: £Nil, 2011: £463.4 million) and restricted cash with a carrying amount of £109.7 million (2012: £131.4 million, 2011: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £0.1 million.

32. CAPITAL MANAGEMENT

The group's objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the group.

The group determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The group's policy is aimed at combination of short-term and long-term borrowings.

The group monitors the capital structure on basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the group.

Total debt includes all long and short-term debtsand finance lease payables. Equity comprises all components.

The following table summarises the capital of the group:

As at 31 March (£ millions)	2013	2012	2011
Equity	3,538.8	2,924.2	1,475.4
Short term debt	332.9	494.4	868.6
Long term debt	1,857.3	1,499.5	536.8
Total debt	**2,190.2**	**1,993.9**	**1,405.4**
Total capital (debt and equity)	**5,729.0**	**4,918.1**	**2,880.8**

33. FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

33A. FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2013:

Financial assets

(£ millions)	Cash, loans and receivables	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	2,072.2	-	-	2,072.2	2,072.2
Short term deposits	775.0	-	-	775.0	775.0
Trade receivables	927.1	-	-	927.1	927.1
Other financial assets - current	145.0	29.6	1.4	176.0	176.0
Other financial assets - non-current	72.4	51.3	71.1	194.8	194.8
	3,991.7	**80.9**	**72.5**	**4,145.1**	**4,145.1**

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Financial liabilities

(£ millions) Accounts payable Short-term debt Long-term debt Other financial liabilities - current Other financial liabilities - non-current	Other financial liabilities 4,226.9 327.8 1,839.0 226.9 18.9 6,639.5	Derivatives in cash flow hedging relationship - - - 179.1 156.5 335.6	Fair value through profit and loss - - - 27.3 51.8 79.1	Total carrying value 4,226.9 327.8 1,839.0 433.3 227.2 7,054.2	Total fair value 4,226.9 327.8 2,058.1 433.3 227.2 7,273.3

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2012:

Financial assets

(£ millions) Cash and cash equivalents Trade receivables Other financial assets - current Other financial assets - non-current	Cash, loans and receivables 2,430.4 662.2 134.4 83.6 3,310.6	Derivatives in cash flow hedging relationship - - 47.6 23.1 70.7	Fair value through profit and loss - - 0.8 0.2 1.0	Total carrying value 2,430.4 662.2 182.8 106.9 3,382.3	Total fair value 2,430.4 662.2 182.8 106.9 3,382.3

Financial liabilities

(£ millions) Accounts payable Short-term debt Long-term debt Other financial liabilities – current Other financial liabilities - non-current	Other financial liabilities 3,284.7 489.7 1,484.4 204.9 39.2 5,502.9	Derivatives in cashflow hedging relationship - - - 85.0 11.4 96.4	Fair value through profit and loss - - - 22.8 21.9 44.7	Total carrying value 3,284.7 489.7 1,484.4 312.7 72.5 5,644.0	Total fair value 3,284.7 489.7 1,534.0 312.7 72.5 5,693.6

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2011:

Financial assets

(£ millions) Cash and cash equivalents Trade receivables Other financial assets - current Other financial assets - non-current	Cash, loans and receivables 1,028.3 567.2 11.9 68.5 1,675.9	Derivatives in cashflow hedging relationship - - 34.7 - 34.7	Fair value through profit and loss - - 14.9 - 14.9	Total carrying value 1,028.3 567.2 61.5 68.5 1,725.5	Total fair value 1,028.3 567.2 61.5 68.5 1,725.5

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(33. FINANCIAL INSTRUMENTS)

Financial liabilities

(£ millions)	Other financial liabilities	Derivatives in cash flow hedging relationship	Total carrying value	Total fair value
Accounts payable	2,384.8	-	2,384.8	2,384.8
Short-term debt	863.4	-	863.4	863.4
Long-term debt	518.1	-	518.1	520.3
Other financial liabilities – current	127.7	5.2	132.9	132.9
Other financial liabilities - non-current	20.4	-	20.4	20.4
	3,914.4	5.2	3,919.6	3,921.8

Fair value hierarchy

Financial instruments carried at fair value are required to be measured by reference to the following levels.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

All financial instruments held at fair value are valued using Level 2 valuation techniques.

Fair value of derivative financial instruments other than the embedded derivative are generally based on quotations obtained from inter-bank market participants.

The short term financial assets and liabilities, except for derivative instruments, are stated at amortised cost which is approximately equal to their fair value.

The fair value prepayment options of £47.0 million relate to the GBP 500 million and USD 410 million senior notes which have been bifurcated. The fair value represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any pre-payment features. The expected price is based on market inputs including credit spread and interest rates. The fair value of the long term debt is calculated using the 31 March 2013 closing price on the Euro MTF market for the unsecured listed bonds Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2013, 31 March 2012 and 31 March 2011 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

33B. CASH FLOW HEDGING

As of 31 March 2013, the group has taken out a number of cash flow hedging instruments. The group uses USD/GBP forward and option contracts, USD/ Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2014 to 2017.

The group also has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the group. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement.

As per its risk management policy, the group uses foreign currency contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. The fair value of such contracts as of 31 March 2013 was a liability of £254.7 million (2012: liability of £25.6 million, 2011: asset of £29.5 million).

Changes in fair value of foreign exchange contracts to the extent determined to be an effective hedge is recognised in the statement of other comprehensive

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income and the ineffective portion of the fair value change is recognised in income statement. Accordingly, the fair value change of net loss of £287.8 million (2012: loss of £35.6 million, 2011: gain of £42.7 million) was recognised in other comprehensive income.

33C. FINANCIAL RISK MANAGEMENT

In the course of its business, the group is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The group has a risk management policy which not only covers the foreign exchange risks but also the risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to: Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the group’s business plan.

Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

33D. MARKET RISK

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

33E. FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US dollar, Chinese yuan, Japanese yen and euro against the functional currency of the group.

The group, as per its risk management policy, uses derivative instruments primarily to hedge foreign exchange exposure. Any weakening of the functional currency may impact the group’s cost of imports and cost of borrowings.

The group evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in line with its risk management policies.

The following table set forth information relating to foreign currency exposure as of 31 March 2013:

(£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	331.7	667.6	259.2	35.0	357.9	1,651.4
Financial liabilities	(1,266.0)	(659.4)	(1,112.5)	(89.4)	(239.0)	(3,366.3)
Net exposure (liability) / asset	(934.3)	8.2	(853.3)	(54.4)	118.9	(1,714.9)

* Others include Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD, Yen and Chinese Yuan would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £85.3 million, £93.4 million, £5.4 million and £0.8 million respectively for the year ended 31 March 2013.

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(33. FINANCIAL INSTRUMENTS)

The following table set forth information relating to foreign currency exposure as of 31 March 2012:

(£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	263.2	584.8	231.1	31.8	227.9	1,333.6
Financial liabilities	(862.3)	(370.0)	(923.0)	(105.8)	(198.0)	(2,453.9)
Net exposure (liability) / asset	(599.1)	214.8	(691.9)	(74.0)	29.9	(1,120.3)

* Others include Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD, Yen and Chinese Yuan would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £69.2 million, £59.9 million, £7.4 million and £21.5 million respectively for FY12.

The following table set forth information relating to foreign currency exposure as of 31 March 2011:

(£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	206.3	279.3	209.7	40.3	364.9	1,100.5
Financial liabilities	(256.7)	(281.9)	(321.8)	(16.5)	(328.7)	(1,205.6)
Net exposure (liability) / asset	(50.4)	(2.6)	(112.1)	23.8	36.2	(105.1)

* Others include Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD, Yen and Chinese Yuan would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £10.2 million, £4.6 million, £2.2 million and £0.2 million respectively for FY11.

33F. INTEREST RATE RISK

At March 31st 2013, the majority of the group’s interest rate risk relates to short term financing arrangements.

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The group is subject to variable interest rates on some of its interest bearing liabilities. The group’s interest rate exposure is mainly related to debt obligations. The group also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like non-convertible bonds and short term loans.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves.

This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

As of 31 March 2013, net financial liabilities of £220.0 million (2012: £335.9 million, 2011: £451.3 million) were subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2.2 million (2012: £3.4 million, 2011: £4.5 million) in the consolidated income statement.

The group is also exposed to interest rate risk with regard to the reported fair value of the repayment options. At 31 March 2013, had interest rates been 25 basis points higher/lower with all other variables constant, consolidated net income would be £9.4 million higher/£9.3 million lower (2012: Nil/Nil, 2011: Nil/Nil) mainly as a result of lower/higher finance expense.

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33G. LIQUIDITY RISK

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due.

The group's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund on-going operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the group is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

31 March 2013

(£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long term debt and preference shares	1,839.0	2,867.9	143.3	143.2	429.7	2,151.7
Short-term borrowings	327.8	330.4	330.4	-	-	-
Finance lease liabilities	23.4	28.1	6.3	6.5	13.4	1.9
Other financial liabilities	222.4	242.7	230.6	7.8	4.3	-
Accounts payable	4,226.9	4,226.9	4,226.9	-	-	-
Derivative instruments	414.7	414.7	206.4	118.9	89.4	-
	7,054.2	**8,110.7**	**5,143.9**	**276.4**	**536.8**	**2,153.6**

31 March 2012

(£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long term debt and preference shares	1,641.5	2,692.3	133.9	133.9	401.7	2,022.8
Short-term borrowings	332.6	340.1	340.1	-	-	-
Finance lease liabilities	19.8	22.6	5.4	5.4	11.8	-
Other financial liabilities	224.3	224.3	200.2	24.1	-	-
Accounts payable	3,284.7	3,284.7	3,284.7	-	-	-
Derivative instruments	141.1	141.1	107.8	24.5	8.8	-
	5,644.0	**6,705.1**	**4,072.1**	**187.9**	**422.3**	**2,022.8**

31 March 2011

(£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long term debt and preference shares	518.1	686.5	25.4	213.8	149.0	298.3
Short-term borrowings	863.4	873.4	873.4	-	-	-
Finance lease liabilities	23.9	27.6	5.2	5.3	13.6	3.5
Other financial liabilities	124.2	124.2	122.5	1.7	-	-
Accounts payable	2,384.8	2,384.8	2,384.8	-	-	-
Derivative instruments	5.2	5.2	5.2	-	-	-
	3,919.6	**4,101.7**	**3,416.5**	**220.8**	**162.6**	**301.8**

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33H. CREDIT RISK

At March 31 2013, the majority of the group's credit risk exposure pertains to the risk of financial loss the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

In addition to counterparty credit risk, the group is exposed to the impact of volatility with its own credit risk with regard to the fair value of prepayment options. At 31 March 2013, had credit spreads been 25 basis points higher/lower with all other variables constant, consolidated net income would be £9.2 million higher/£2.4 million lower (2012: Nil/Nil, 2011: Nil/Nil) mainly as a result of lower/higher finance expense.

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables and trade receivables. None of the financial instruments of the group result in material concentrations of credit risks. For trade receivables, the company considers counterparty creditworthiness by means of an internal rating process and its country risk. In this context the historic financial performance and other relevant information on the counterparty such as payment history are used and assessed.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was £3,991.7 million (2012: £3,310.6 million, 2011: £1,675.9 million), being the total of the carrying amount of financial assets excluding unquoted equity investments.

Financial assets

None of the group's cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at 31 March 2013, that defaults in payment obligations will occur.

As at 31 March (£ millions)	2013 Gross	2013 Impairment
Not yet due	836.9	0.4
Overdue < 3 months	94.9	0.7
Overdue >3<6 months	19.3	2.0
Overdue >6 months	11.0	7.3
	962.1	**10.4**

Included within trade receivables is £241.5 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £241.5 million is in short term borrowings. Both asset and associated liability are stated at fair value.

None of the group's cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at 31 March 2012, that defaults in payment obligations will occur.

As at 31 March (£ millions)	2012 Gross	2012 Impairment
Not yet due	612.2	-
Overdue < 3 months	47.5	-
Overdue >3<6 months	5.4	2.9
Overdue >6 months	10.3	10.3
	675.4	**13.2**

Included within trade receivables is £142.9 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £142.9 million is in short term borrowings. Both asset and associated liability are stated at fair value.

None of the group's cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due there were no indications as at 31 March 2011, that defaults in payment may occur.

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(33. FINANCIAL INSTRUMENTS)

As at 31 March (£ millions)	2011 Gross	2011 Impairment
Not yet due	531.9	-
Overdue < 3 months	34.5	-
Overdue >3<6 months	-	-
Overdue >6 months	10.9	10.1
	577.3	10.1

Included within trade receivables is £268.9 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £268.9 million is in short term borrowings. Both asset and associated liability are stated at fair value.

Derivative financial instruments and risk management
The group risk management policy allows the use of currency and interest derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates. To the extent possible under IAS 39, these instruments are hedge accounted under that Standard. The loss on hedged derivative contracts recognised in equity was £287.8 million (2012: loss of £35.6 million, 2011: gain of £42.7 million). The gain on derivative contracts not eligible for hedging and recognised in the consolidated income statement was £21.4 million (2012: gain of £58.6 million, 2012: gain of £1.1 million).

A 10% depreciation/appreciation of the foreign currency underlying such contracts would have resulted in an approximate additional gain/loss of £28.8 million (2012: £5.5 million, 2011: £3.0 million) in equity and a loss/gain of £8.2 million (2012: £2.4 million, 2011: £0.1 million) in the consolidated income statement.

34. LEASES

Non-cancellable operating lease rentals are payable as follows:

	2013	2012	2011
Less than one year	7.9	9.1	10.5
Between one and five years	15.7	24.1	18.9
More than five years	10.5	5.9	-
	34.1	39.1	29.4

The group leases a number of properties and plant and machinery under operating leases.

LEASES AS LESSOR

The future minimum lease payments under non-cancellable leases are as follows:

As at 31 March (£ millions)	2013	2012	2011
Less than one year	4.1	3.1	2.3
Between one and five years	0.1	0.1	0.3
More than five years	-	-	-
	4.2	3.2	2.6

The above leases relate to amounts payable in respect of land and buildings and fleet car sales.
The average lease life is less than one year.

Non-cancellable finance lease rentals are payable as follows:

As at 31 March (£ millions)	2013	2012	2011
Less than one year	5.1	4.7	5.2
Between one and five years	16.5	15.1	15.9
More than five years	1.8	-	2.8
	23.4	19.8	23.9

The above lease relates to amounts payable on plant and machinery in line with IFRIC 4. The group leased certain of its manufacturing equipment under finance lease. The average lease term is 8 years. The group has options to purchase certain surplus equipment for a nominal amount at the end of lease term.

ANNUAL REPORT // 151

152

35. SEGMENT REPORTING

Operating segments are defined as components of the company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The JLR group operates in the automotive segment. The automotive segment includes all activites relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The group has only one operating segment, so no separate segmental report is given.

The geographic spread of sales and assets is as disclosed below

(£ millions)	UK	US	China	Rest of Europe	Rest of World
31 March 2013					
Revenue	2,605.6	2,136.8	5,160.7	2,514.0	3,366.6
Non current assets	5,813.8	13.7	4.4	9.8	15.6
31 March 2012					
Revenue	2,259.1	1,995.9	3,889.3	2,419.5	2,947.9
Non current assets	4,330.4	13.9	18.8	8.6	15.2
31 March 2011					
Revenue	1,923.8	2,005.3	1,642.7	2,042.8	2,256.1
Non current assets	3,336.3	15.6	9.3	4.0	10.2

36. RELATED PARTY TRANSACTIONS

The group's related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of Tata Sons Ltd. Tata Sons Ltd routinely enters into transactions with these related parties in the ordinary course of business. The group enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation. The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for the year

(£ millions)	With associates and joint ventures	With immediate or ultimate parent
Sale of products	-	51.5
Services received	90.1	15.5
Services rendered	8.7	-
Trade and other receivables	7.7	-
Accounts payable	27.2	2.0
Loans given	8.2	-
Interest received	0.3	-

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(36. RELATED PARTY TRANSACTIONS)

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for the year ended 31 March 2012.

(£ millions)	With associates and joint ventures	With immediate or ultimate parent
Sale of products	-	69.4
Services received	54.1	9.0
Trade and other receivables	-	3.1
Accounts payable	12.8	-
Accrued preference share dividend	-	11.3
Loans repaid	-	434.9

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for the year ended 31 March 2011.

(£ millions)	With associates and joint ventures	With immediate or ultimate parent
Sale of products	-	38.7
Services received	34.0	-
Trade and other receivables	-	5.5
Accounts payable	10.5	-
Loans given	-	434.9

The following table summarises related party transactions and balances included in the consolidated financial statements:

Compensation of key management personnel

Year ended 31 March (£ millions)	2013	2012	2011
Short term benefits	11.6	16.3	7.4
Post-employment benefits	0.1	2.0	0.3
Compensation for loss of office	0.2	1.8	-
	11.9	**20.1**	**7.7**

Refer to note 30 for information on transactions with post employment benefit plans

37. ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Singapore Pte Limited and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

38. SUBSEQUENT EVENTS

In June 2013, the company proposed an ordinary dividend of £150 million to its immediate parent TML Singapore Pte Limited. This amount was paid in full in June 2013.

ANNUAL REPORT // 153

154

PARENT COMPANY BALANCE SHEET

As at 31 March (£ millions)	Note	2013	2012	2011
Non-current assets				
Investments	40	1,654.8	1,654.8	1,874.8
Other financial assets	41	1,953.7	-	-
Other non-current assets	44	4.7	9.0	-
Total non-current assets		**3,613.2**	**1,663.8**	**1,874.8**
Current assets				
Cash and cash equivalents	39	1.4	1.1	3.7
Other financial assets	41	72.7	1,709.7	404.6
Other current assets	44	4.8	4.5	-
Total current assets		**78.9**	**1,715.3**	**408.3**
Total assets		**3,692.1**	**3,379.1**	**2,283.1**
Current liabilities				
Deferred finance income		4.8	-	-
Short term borrowings and current portion of long term debt	45	-	157.1	434.8
Other financial liabilities	42	39.1	48.0	-
Current income tax liabilities		11.6	-	-
Total current liabilities		**55.5**	**205.1**	**434.8**
Non-current liabilities				
Long term debt	45	1,839.0	1,484.4	157.1
Other non-current financial liabilities		47.0	-	-
Non current deferred finance income		34.9	-	-
Total non-current liabilities		**1,920.8**	**1,484.4**	**157.1**
Total liabilities		**1,976.3**	**1,689.5**	**591.9**
Equity attributable to equity holders of the parent				
Ordinary shares	46	1,500.6	1,500.6	1,500.6
Capital redemption reserve		166.7	166.7	166.7
Foreign currency on change to presentational currency		-	-	-
Accumulated reserves / (deficit)		48.5	22.3	23.9
Equity attributable to equity holders of the parent		**1,715.8**	**1,689.6**	**1,691.2**
Total liabilities and equity		**3,692.1**	**3,379.1**	**2,283.1**

These financial statements were approved by the board of directors on 23/07/13 and signed on its behalf by:

Dr Ralf Speth
Chief Executive Officer

Company Registered number
06477691

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PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary share capital	Capital redemption reserve	Foreign currency on change to presentational currency	Reserves / (accumulated deficit)	Total Equity
Balance at 31 March 2012	1,500.6	166.7	-	22.3	1,689.6
Income for the year	-	-	-	176.3	176.3
Dividend paid	-	-		(150.1)	(150.1)
Balance at 31 March 2013	1,500.6	166.7	-	48.5	1,715.8
Balance at 31 March 2011	1,500.6	166.7	-	23.9	1,691.2
Loss for the year	-	-	-	(1.6)	(1.6)
Balance at 31 March 2012	1,500.6	166.7		22.3	1,689.6
Balance at 31 March 2010	644.6		(371.2)	(51.7)	221.7
Income for the year	-	-	-	21.9	21.9
Foreign currency on change to presentational currency			371.2		371.2
Cancellation of redeemable preference shares	-	-	-	48.8	48.8
Issue of ordinary shares	856.0	166.7	-	4.9	1,027.6
Balance at 31 March 2011	1,500.6	166.7	-	23.9	1,691.2

ANNUAL REPORT // 155

156

PARENT COMPANY CASH FLOW STATEMENT

Year ended 31 March (£ millions)	2013	2012	2011
Cash flows from operating activities			
Net income / (loss)	26.2	(1.6)	21.9
Adjustments for:			
Income tax expense	11.6	-	-
Finance income	(135.0)	(80.6)	(21.9)
Finance expense	135.2	87.7	-
Foreign exchange losses on loans	(7.8)	9.9	-
Gain on embedded derivatives	(47.0)	-	-
Cash flows (used in) / from operating activities	**(16.8)**	**15.4**	**-**
Other financial assets	195.5	(1,077.9)	-
Other current liabilities	(1.4)	4.4	-
Net cash used in / (from) operating activities	**177.3**	**(1,058.1)**	**-**
Cash flows from investing activities			
Finance income received	121.1	73.4	2.8
Dividends received	150.1	-	-
Net cash from investing activities	**271.2**	**73.4**	**2.8**
Cash flows (used in) / from financing activities			
Finance expenses and fees paid	(141.0)	(85.3)	-
Repayment of short term debt	(157.1)	(432.6)	-
Proceeds from issuance of long term debt	-	1,500.0	-
Dividends paid	(150.1)	-	-
Net cash (used in) / from financing activities	**(448.2)**	**982.1**	**-**
Net change in cash and cash equivalents	0.3	(2.6)	2.8
Cash and cash equivalents at beginning of year	1.1	3.7	0.9
Cash and cash equivalents at end of year	**1.4**	**1.1**	**3.7**

39. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March (£ millions)	2013	2012	2011
Balances with banks	1.4	1.1	3.7

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40. INVESTMENTS

Investments consist of the following:

As at 31 March (£ millions)	2013	2012	2011
Unquoted equity investments, at cost at beginning of the year	1,654.8	1,874.8	1,874.8
Preference share investments converted to financial asset	-	(220.0)	-
Unquoted equity investments, at cost at end of the year	**1,654.8**	**1,654.8**	**1,874.8**

In March 2012, Land Rover and Jaguar Land Rover Limited (formerly Jaguar Cars Limited) converted preference shares owed to Jaguar Land Rover Automotive PLC into debt.
The company has not made any additional investments or disposals of investments in the year.

Subsidiary Undertaking	Interest	Class of shares	Country of Incorporation & Registration	Principal activity
Land Rover	100%	Ordinary shares	England and Wales	Manufacture and sale of motor vehicles

The shareholdings above are recorded at acquisition values in the company's accounts. Details of the indirect subsidiary undertakings are as follows:

Name of Company	Interest	Class of shares	Country of incorporation & operation	Principal activity
Jaguar Land Rover Limited	100%	Ordinary shares	England and Wales	Manufacture and sale of motor vehicles
Jaguar Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Export sales
Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Non trading
Jaguar Belux N.V.	100%	Ordinary shares	Belgium	Distribution and sales
Jaguar Land Rover Deutschland GmbH	100%	Ordinary shares	Germany	Distribution and sales
Jaguar Hispania SL	100%	Ordinary shares	Spain	Distribution and sales
Jaguar Land Rover Austria GmbH	100%	Ordinary shares	Austria	Distribution and sales
Jaguar Land Rover North America LLC	100%	Ordinary shares	USA	Distribution and sales
Jaguar Cars (South Africa) (Pty) Ltd	100%	Ordinary shares	South Africa	Dormant
Jaguar Land Rover (South Africa) Holdings Ltd	100%	Ordinary shares	England and Wales	Holding company
Jaguar Cars Limited	100%	Ordinary shares	England and Wales	Dormant
The Jaguar Collection Limited	100%	Ordinary shares	England and Wales	Dormant
The Daimler Motor Company Limited	100%	Ordinary shares	England and Wales	Dormant
Daimler Transport Vehicles Limited	100%	Ordinary shares	England and Wales	Dormant
The Lanchester Motor Company	100%	Ordinary shares	England and Wales	Dormant
SS Cars Limited	100%	Ordinary shares	England and Wales	Dormant
Jaguar Land Rover Japan Limited	100%	Ordinary shares	Japan	Distribution and sales
Jaguar Land Rover Korea Company Limited	100%	Ordinary shares	Korea	Distribution and sales
Land Rover Group Limited	100%	Ordinary shares	England and Wales	Holding company
Jaguar Landrover Portugal-Veiculos e Pecas, Lda	100%	Ordinary shares	Portugal	Distribution and sales
Land Rover Espana SL	100%	Ordinary shares	Spain	Distribution and sales
Land Rover Nederland BV	100%	Ordinary shares	Holland	Distribution and sales
Jaguar Land Rover Automotive Trading (Shanghai) Ltd	100%	Ordinary shares	China	Distribution and sales

ANNUAL REPORT // 157

158

(40. INVESTMENTS)

Name of Company	Interest	Class of shares	Country of incorporation & operation	Principal activity
Jaguar Land Rover Australia Pty Limited	100%	Ordinary shares	Australia	Distribution and sales
Land Rover Belux SA/NV	100%	Ordinary shares	Belgium	Distribution and sales
Land Rover Ireland Limited	100%	Ordinary shares	Ireland	Non trading
Jaguar Land Rover Italia SpA	100%	Ordinary shares	Italy	Distribution and sales
Jaguar Land Rover Canada ULC	100%	Ordinary Shares	Canada	Distribution and sales
Jaguar Land Rover (South Africa) (Pty) Ltd	100%	Ordinary Shares	South Africa	Distribution and sales
Jaguar Land Rover France SAS	100%	Ordinary Shares	France	Distribution and sales
Jaguar e Land Rover Brazil Comercio e Importacao de Veiculos Ltda	100%	Ordinary Shares	Brazil	Distribution and sales
Jaguar Land Rover Limited Liability Company (Russia)	100%	Ordinary Shares	Russia	Distribution and sales
Land Rover Parts Limited	100%	Ordinary Shares	England and Wales	Non trading
Jaguar Land Rover India Limited	100%	Ordinary Shares	India	Distribution and sales

In addition, the company has the following investments:

Jaguar Land Rover Schweiz AG	10.0% interest in the ordinary share capital
Jaguar Cars Finance Limited	49.9% interest in the ordinary share capital
Spark 44 Limited	50.0% interest in the ordinary share capital
Suzhou Chery Jaguar Land Rover Trading Co. Limited	50.0% interest in the ordinary share capital
Chery Jaguar Land Rover Automotive Co.Limited	50.0% interest in the ordinary share capital

The principal activity of Jaguar Land Rover Schweiz AG is the sale of automotive vehicle and parts. The principal activity of Jaguar Cars Finance Limited was the provision of credit finance. The principle activity of Spark 44 is the provision of advertising services. The principle activity of Suzhou Chery Jaguar Land Rover Trading Co. Limited is the assembly of motor vehicles. The principle activity of Chery Jaguar Land Rover Automotive Co. Limited is the assembly of motor vehicles.

41. OTHER FINANCIAL ASSETS

As at 31 March (£ millions)	2013	2012	2011
Non-Current			
Receivables from subsidiaries	1,953.7	-	-
Current			
Other financial assets	72.7	1,709.7	404.6

42. OTHER FINANCIAL LIABILITIES

As at 31 March (£ millions)	2013	2012	2011
Interest payable	36.2	43.7	-
Other	2.9	4.3	-
	39.1	**48.0**	**-**

43. DEFERRED TAX ASSETS AND LIABILITIES

The company has no deferred tax assets or liabilities either recognised or unrecognised.

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44. OTHER ASSETS
As at 31 March (£ millions)	2013	2012	2011
Non-current
Prepaid expenses	4.7	9.0	-
Current
Prepaid expenses	4.8	4.5	-

45. INTEREST BEARING LOANS AND BORROWINGS

As at 31 March (£ millions)	2013	2012	2011
Others:
Euro MTF listed bonds	1,839.0	1,484.4	-
Redeemable preference shares classed as debt	-	157.1	157.1
Loans from parent	-	-	434.8
	1,839.0	1,641.5	591.9
Less:
Short-term preference shares	-	(157.1)	-
Current portion of parent loan		-	(434.8)
Long term debt	1,839.0	1,484.4	157.1

EURO MTF LISTED DEBT

The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the bonds are as follows:

£500 million Senior Notes due 2018 at a coupon of 8.125% per annum - Issued May 2011

$410 million Senior Notes due 2018 at a coupon of 7.75% per annum - Issued May 2011.

$410 million Senior Notes due 2021 at a coupon of 8.125% per annum - Issued May 2011.

£500 million Senior Notes due 2020 at a coupon of 8.25% per annum - Issued March 2012.

$500 million Senior Notes due 2023 at a coupon of 5.625% per annum - Issued January 2013. The bond funds raised were used to repay both long and short term debt and provide additional cash facilities for the group. Further information relating to the bond may be found in the borrowings and description of indebtedness section within the management discussion and analysis to the front of these financial statements.

PREFERENCE SHARES CLASSIFIED AS DEBT

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the company available for distribution shall be applied first to holders of preference shares the sum of £1 per share together with a sum equal to any arrears and accruals of preference dividend. The company may redeem the preference shares at any time, but must do so, not later than ten years after the date of issue. The holders may demand repayment with one month’s notice at any time. On redemption, the company shall pay £1 per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the company. In June 2012, £157.1 million of preference shares were repaid and no preference shares remain outstanding.

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2013 are set out below, including estimated interest payments and excluding the effect of netting agreements and assumes the debt will be repaid at the maturity date.

ANNUAL REPORT // 159

160

(45. INTEREST BEARING LOANS AND BORROWINGS)

As at 31 March (£ millions)	2013	2012	2011
Due in			
1 year or less	143.2	133.9	434.8
2nd and 3rd years	286.5	133.9	-
4th and 5th years	286.5	401.7	-
More than 5 years	2,151.6	2,022.8	157.1
	2,867.8	**2,692.3**	**591.9**

46. CAPITAL AND RESERVES

Year ended 31 March (£ millions)	2013	2012	2011
Allotted, called up and fully paid			
1,500,600,000 ordinary shares of £1 each	1,500.6	1,500.6	1,500.6
Nil (Mar 2012 and 2011: 157,100,000) 7.25% preference shares of £1 each	-	157.1	157.1
Nil Ordinary shares of USD $1 each	-	-	-
Nil 7.25% non-cumulative preference shares of USD $100	-	-	-
	1,500.6	**1,657.7**	**1,657.7**
Presented as equity	1,500.6	1,500.6	1,500.6
Presented as debt	-	157.1	157.1

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. Preference shares contain no right to vote upon any resolution at any general meeting of the company.

MOVEMENTS IN SHARE CAPITAL OF THE COMPANY

In May 2010, 792,000 USD $100 preference shares were cancelled.
In November 2010, 2,890,000 USD $100 were cancelled and converted into short term debt.
In March 2011, the remaining USD preference shares and USD ordinary shares were converted into the GBP ordinary shares and preference shares. A capital contribution reserve was set up as a result of this reorganisation.
Due to the conversion of the share capital of the company, the functional currency changed from USD to GBP.
In June 2012, 157,100,000 GBP £1 preference shares were repaid.

47. DIVIDENDS

During the year ended 31 March 2013 an ordinary share dividend of £150.1 million was paid (2012 and 2011: Nil).
Preference shares of £157.1 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14.0 million (2012: accrued £11.4 million, 2011: £Nil).

48. COMMITMENTS & CONTINGENCIES

The company does not have any commitments or contingencies.

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49. CAPITAL MANAGEMENT

The company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the company. The company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings.

The company’s policy is aimed at combination of short-term and long-term borrowings. The company monitors the capital structure on basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the company.

Total debt includes all long and short-term debts and finance lease payables. Equity comprises all components excluding loss on cash flow hedges and foreign currency translation reserve.

The following table summarises the capital of the company:

As at 31 March (£ millions) Equity Short term debt Long term debt Total debt Total capital (debt and equity)	2013 1,715.8 - 1,839.0 1,839.0 3,554.8	2012 1,689.6 157.1 1,484.4 1,641.5 3,331.1	2011 1,691.2 434.8 157.1 591.9 2,283.1

50. FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the company and provides additional information on balance sheet items that contain financial instruments. The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

50A. FINANCIAL ASSETS AND LIABILITIES

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2013:

FINANCIAL ASSETS (£ millions) Cash and cash equivalents Other financial assets - current Other financial assets - non current	Cash, loans and receivables 1.4 72.7 1,906.7 1,980.8	Fair value through profit and loss - - 47.0 47.0	Total carrying value 1.4 72.7 1,953.7 2,027.8	Total fair value 1.4 72.7 1,953.7 2,027.8

FINANCIAL LIABILITIES

(£ millions) Preference shares Other financial liabilities - current Other financial liabilities - non current Long term debt	Other financial liabilities - 39.1 - 1,839.0 1,878.1	Fair value through profit and loss - - 47.0 - 47.0	Total carrying value - 39.1 47.0 1,839.0 1,925.1	Total fair value (£m) - 39.1 47.0 2,058.1 2,144.2

ANNUAL REPORT // 161

(50. FINANCIAL INSTRUMENTS) The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2012:
FINANCIAL ASSETS (£ millions) Cash and cash equivalents Other financial assets - current	Cash, loans and receivables 1.1 1,709.7 1,710.8	Total carrying value 1.1 1,709.7 1,710.8	Total fair value 1.1 1,709.7 1,710.8

FINANCIAL LIABILITIES (£ millions) Preference shares Other financial liabilities Long term debt	Other financial liabilities 157.1 48.0 1,484.4 1,689.5	Total carrying value 157.1 48.0 1,484.4 1,689.5	Total fair value 157.1 48.0 1,534.0 1,739.1

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2011:
FINANCIAL ASSETS (£ millions) Cash and cash equivalents Other financial assets - current FINANCIAL LIABILITIES (£ millions) Short term debt Long term debt	Cash, loans and receivables 3.7 404.6 408.3 Other financial liabilities 434.8 157.1 591.9	Total carrying value 3.7 404.6 408.3 Total carrying value 434.8 157.1 591.9	Total fair value 3.7 404.6 408.3 Total fair value 434.8 157.1 591.9

Fair value hierarchy

Financial instruments carried at fair value are required to be measured by reference to the following levels.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

All financial instruments held at fair value are valued using Level 2 valuation techniques.

The short term financial assets and liabilities, except for derivative instruments, are stated at amortised cost which is approximately equal to their fair value.

The fair value prepayment options of £47.0 million relate to the GDP 500 million and USD 410 million senior notes which have been bifucated. The fair value represents the difference the in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is

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(50. FINANCIAL INSTRUMENTS)

based on market inputs including credit spread and interest rates. The fair value of the long term debt is calculated using the 31 March 2013 closing price on the Euro MTF market for the unsecured listed bonds Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2013, 31 March 2012 and 31 March 2011 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

50B. CASH FLOW HEDGING

As at 31 March 2013, 31 March 2012 and 31 March 2011, there are no designated cash flow hedges.

50C. FINANCIAL RISK MANAGEMENT

In the course of its business, the company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity price, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The company has a risk management policy which not only covers the foreign exchange risks but also the risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to: Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the company’s business plan. Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

50D. MARKET RISK

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

50E. FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have potential impact on the income statement, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the company.

The company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the company has USD assets and liabilities and a GBP functional currency.

The following analysis has been worked out based on the gross exposure as of the Balance Sheet date which could affect the income statement.

(£ millions)	US Dollar
Financial assets	891.2
Financial liabilities	(888.2)
Net exposure asset	3.0

10% appreciation/ depreciation of the USD would result in an increase/ decrease in the company’s net profit before tax and net assets by approximately £0.3 million.

The following table set forth information relating to foreign currency exposure as at 31 March 2012:

(£ millions)	US Dollar
Financial assets	533.2
Financial liabilities	(527.8)
Net exposure asset	5.4

10% appreciation/ depreciation of the USD would result in an increase/ decrease in the company’s net profit before tax and net assets by approximately

£0.5 million

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(50. FINANCIAL INSTRUMENTS)

The following table set forth information relating to foreign currency exposure as at 31 March 2011:

(£ millions)	US Dollar
Financial assets	434.8
Financial liabilities	(156.6)
Net exposure asset	280.2

10% appreciation/ depreciation of the USD would result in an increase/ decrease in the company’s net profit before tax and net assets by approximately £25.5 million

50F. INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs. The company is subject to variable interest rates on some of its interest bearing liabilities. The company’s interest rate exposure is mainly related to debt obligations. The company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like preference shares and short term loans.

As of 31 March 2013 net financial liabilities of £17.9 million (2012: £18.4 million, 2011: £411.1 million) were subject to the variable interest rate. Increase/ decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £0.2 million (2012: £0.2 million, 2011: £4.1 million). The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

50G. CREDIT RISK

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was £1,980.8 million (2012: £1,710.8 million, 2011: £408.3 million), being the total of the carrying amount of cash balance with banks and other finance receivables.

Financial assets that are neither past due nor impaired

None of the company’s cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired.

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51. RELATED PARTY TRANSACTIONS

The company’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of Tata Sons Limited. The company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements.

As at 31 March (£ millions)	With subsidiaries 2013	With immediate parent 2013
Loans from Parent	-	-
Loans to subsidiaries	2,026.4	-
As at 31 March (£ millions)	With subsidiaries 2012	With immediate parent 2012
Loans from Parent	-	157.2
Loans to subsidiaries	1,709.7	-
As at 31 March (£ millions)	With subsidiaries 2011	With immediate parent 2011
Loans from Parent	-	591.9
Loans to subsidiaries	404.6	-

There was no compensation paid by the company to the directors or to key management personnel. Apart from the directors, the company did not have any employees and had no employee costs.

52. ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Singapore Pte Limited and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

53. SUBSEQUENT EVENTS

In June 2013, the company proposed an ordinary dividend of £150 million to its immediate parent TML Singapore Pte Limited. This amount was paid in full in June 2013.

ANNUAL REPORT // 163

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ACCOUNTS INFORMATION

NOTES

ANNUAL REPORT // 167

ACCOUNTS INFORMATION

NOTES

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JAGUAR LAND ROVER

Jaguar Land Rover

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